SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: March 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes  ☐    No  ☒

Attached:

-	Adecco Annual Report 2005

Annual Report 2005

Adecco

better work, better life

Mission

We inspire individuals and organisations to create greater efficiencies, effectiveness, and choice in the domain of work, for the benefit of all stakeholders. As the world’s largest employment services group, a business that positively impacts millions of people every year, we are conscious of our global role and mission.

For the fiscal years (in million EUR)	2005 (52 weeks)	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)	2001 (52 weeks)

Statement of operations data
Revenues	18,303	17,239	16,226	17,085	18,034
Gross profit	3,086	2,874	2,757	3,039	3,387
Operating income[1]	614	530	509	454	48
Net income as adjusted[2]	453	332	305	242	442
Net income/(loss)	453	332	305	242	(282)

Other financial indicators
Cash flow from operating activities	298	542	453	442	929
Free cash flow[3]	230	475	401	342	737
Net debt[4]	424	299	924	1,411	1,751

Key ratios (as % of revenues)

Gross margin	16.9%	16.7%	17.0%	17.8%	18.8%
Cost ratio	13.5%	13.6%	13.9%	15.1%	18.5%
Operating margin	3.4%	3.1%	3.1%	2.7%	0.3%

Per share figures
Basic EPS in EUR[5]	2.43	1.77	1.63	1.30	(1.52)
Diluted EPS in EUR[6]	2.34	1.69	1.61	1.28	(1.52)
Cash dividend in CHF	1.00	1.00	0.70	0.60	1.00

Number of shares
Basic weighted-average shares	186,599,019	187,074,416	186,744,214	186,527,178	185,880,663
Diluted weighted-average shares	196,546,937	201,328,174	195,777,267	193,469,123	185,880,663
Outstanding	186,097,645	187,330,240	186,989,728	186,697,162	186,174,880

1	Operating income includes amortisation of intangibles of EUR 3, EUR 1, EUR 6, EUR 4, and EUR 6 for 2005, 2004, 2003, 2002, and 2001, respectively. It also includes amortisation of goodwill of EUR 724 for 2001.
2	Net income as adjusted is excluding amortisation of goodwill in 2001 of EUR 724. Effective the first day of fiscal year 2002, the Company adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, that requires that goodwill no longer be amortised to earnings.
3	Free-cash flow is a non-U.S. GAAP measure and is defined herein as cash-flow from operating activities minus capital expenditures, net.
4	Net debt is a non-U.S. GAAP measure and comprises short-term and long-term debt, and off-balance sheet debt of EUR 36, EUR 59 and EUR 74, in 2003, 2002, and 2001, respectively, relating to the securitisation of receivables, less cash and cash equivalents and short-term investments. There was no off balance sheet debt at the end of 2005 and 2004.
5	Basic earning per share including the impact of discontinued operations of EUR 0.16, EUR (0.01), and EUR (0.04) in 2004, 2003, and 2002, respectively, and the cumulative effect of change in accounting principle of EUR (0.02) in 2003. There were no discontinued operations in 2005 and 2001.
6	Diluted earning per share including the impact of discontinued operations of EUR 0.15, EUR (0.01), and EUR (0.04) in 2004, 2003, and 2002, respectively, and the cumulative effect of change in accounting principle of EUR (0.01) in 2003. There were no discontinued operations in 2005 and 2001.

Tickers

SWX/virt-x	ADEN
NYSE	ADO
Euronext	ADE
Reuters	ADEN.VX
Reuters (ADR)	ADO.N
Bloomberg	ADEn Vx
Bloomberg (ADR)	ADO US
ISIN	CH0012138605
ISIN (ADS)	US0067541054

Share price 2005

Year-end	60.60 CHF
Average	60.73 CHF

5	Board message

7	A vision, a passion

9	Market opportunities

11	Global business lines

27	Adecco around the world

29	Investing in people

33	Social commitments

36	Corporate governance

60	Financial review

2005 was a year of change. Adecco faced significant challenges but met these with a wide-ranging strategic review leading to important structural developments. The company entered 2006 realigned to deliver enhanced growth and profitability through a focus on professional staffing services coordinated in six new global business lines.

Financial results

In 2005, Adecco Group sales increased by 6%, a below-expectation performance. In France and the U.S., our largest markets, we did not maintain market share. Gross margin improved slightly from 16.7% to 16.9%. At the same time we decreased SG&A only 10 basis points to 13.5%, although the previous year’s costs were inflated with charges associated with the 2003 financial reporting delay. We expanded our network with around 350 new offices and appointed 3,000 new employees. Operating margin was 3.4% in 2005, compared with 3.1% in 2004. Receivables grew more than we hoped in 2005 and reducing these will be a particular focus in 2006.

While these results are disappointing, they accompany a year of fundamental reappraisal and reconstruction. We enter 2006 as a company energised for ambitious expansion via organic growth and acquisitions, focused on our global opportunities for enhanced profitability and professionalism, and learning to act as a unified group under one brand – Adecco.

Market developments

The labour market in our core countries is changing dramatically. We will stay true to “better work, better life”, our mission of promoting efficiency, effectiveness and choice in the domain of work, as we adapt to the key trends. Longer life expectancy is resulting in more people staying at work into older age. Low birth rates in recent decades also mean there are fewer young adults entering the workforce. In this environment, as skills become increasingly scarce, Adecco must attract and retain high value professional associates, for both temporary and permanent work, in order to meet our clients’ growing needs.

Further developing our coaching and training activities for associates will become increasingly important. Outsourcing, already widely used to reduce labour costs by large corporations, will be more accessible to medium-sized companies as an on-site Adecco service offering. We are also adopting new approaches to further develop our managed services. As the beneficial impact of our activities becomes apparent we believe that more governments will revise their approach to public sector employment and to managing unemployment. Adecco’s experience in outplacement, assessment, training and coaching enables us to partner effectively in these areas for the benefit of society.

Board message A vision, a passion Market opportunities Global business lines Adecco around the world Investing in people Social commitments Corporate governance Financial review

Our goals in 2006

Professional staffing services will be a key focus. To create a strong platform for growth, our existing operations in this area have been realigned into six global business lines defined by specific occupational fields, complementing our established office and industrial offer.

All group companies and business lines will increasingly use the Adecco brand name. In 2006 the brand will benefit from significant advertising support as our portfolio of services expands. Building one strong name will deliver the best return on our marketing efforts as well as encouraging group cohesion and best practice sharing. We will also drive efficiency gains through further consolidating our back office operations.

Ethics and corporate governance

It is our firm belief that only proper moral and ethical conduct will allow our business to grow well in the long-term. As a business entirely concerned with people, impacting the personal well-being of so many associates around the world, we can never compromise on these standards, or the principles of sustainable business practice. We continue to foster all efforts to make Adecco synonymous in our industry with ethical conduct and sound corporate governance.

Our thanks

In closing we would like to recognise everyone that has contributed to Adecco’s first ten years of success, our colleagues, for their terrific dedication and energy; our clients and associates, without whom our business could not function; and our investors, whose support has been critical to our growth. Our thanks go to all of them for sharing our vision and helping to build Adecco as the world leader in work.

Deep roots, strong foundations

Adecco is taking forward the vision of its founders, recognising the focal role for employment service providers in fast-moving, modern economies; we enable skills to flow where they are needed and free individuals to establish the patterns of work commitment that suit them best.

Today, Adecco is the world’s largest single provider of employment opportunities, helping companies everywhere optimise relationships with their most valuable resource – people.

Engineered for growth

Following the initial merger, strategic acquisitions have created new opportunities for economies of scale and organic growth in an industry expanding at several times the rate of GDP in most advanced economies.

Global expansion and local focus mean that insights and lessons learnt in one market are quickly re-applied and adapted to comparable ones. We are committed to benefiting our clients and associates through working smart as well as working hard. Innovation – originating in and shared amongst the global network – is the Adecco way. The momentum continues.

Freedom to flourish

Dramatic economic growth and rising demand for skills are opening up new growth opportunities in emerging markets such as India and China. A wave of responsible labour market deregulation, most notably in Japan, Italy, Germany and France, is expanding our spheres of activity.

The race is on to attract, inspire and retain the best people wherever they may be. Our role, successfully played, delivers a win-win-win for individuals, organisations and society at large.

Board message A vision, a passion Market opportunities Global business lines Adecco around the world Investing in people Social commitments Corporate governance Financial review

It’s about everyone

We provide employment services across virtually every business function, seniority level and age group. Our competence extends beyond temporary and permanent placement to genuine career partnership for individuals.

We are also committed to helping those people for whom finding work can be difficult due to limited skills or disabilities, enabling them to overcome those obstacles and obtain meaningful employment. We are transforming, driven by a shared mission, to be a global force for prosperity and for good.

In an era of enormous and rapid change, Adecco has a clear sense of how to realise the opportunities this generates, both for commercial advantage and the benefit of all its stakeholders.

Demographic change

The challenge of baby boomer retirement and falling birth rates in recent decades is beginning to bite, particularly in Europe.

At the same time, despite their dwindling numbers, youth unemployment is high in advanced economies such as France and Germany. We believe societies need to focus upon improved youth education and work-related training to minimise youth unemployment and its accompanying social and economic stress.

Adecco is playing its part and is involved in many programmes and projects to help people start and progress their careers. Going beyond this, to help maintain employability throughout their working lives, we are committed to expanding our training and coaching for lifelong learning.

Skill shortages

Today we see skills shortages worldwide, especially in professional sectors where we anticipate growth. Demographic change means that for the foreseeable future these shortages in developed economies will only increase.

The U.S. Government predicts that job creation will grow fastest in professional segments, with over 6 million new jobs between 2005 and 2012. With pressure on the supply of qualified people, temporary professional assignments contribute to the efficient allocation of labour and are increasingly attractive to qualified individuals.

We call this shift “the professional revolution” and it is driving our own strategy of professionalisation, upon which we base our expectations of future growth and productivity.

Defining our new global business lines by occupational fields takes us closer to both associates and clients. These closer relationships will be vital to our ability to serve client needs and benefit all stakeholders, including associates. In a volatile labour market with both pressures and incentives to adopt portfolio careers, many individuals will value a supportive and highly informed partner through whom they are consistently able to access work that is right for them. This is the role we aspire to fulfil in relation to both current and potential associates.

The specialist business line approach has precursors at both country and international levels. For example, in 2005 we launched a certification programme for catering and hospitality associates across Europe.

Nevertheless, the approach marks a step change. It will enable us to concentrate and distribute industry insight, best practice and new initiatives with a planetary oversight, thus realising optimal economies of scale and leveraging our critical mass to advantage.

Board message A vision, a passion Market opportunities Global business lines Adecco around the world Investing in people Social commitments Corporate governance Financial review

Our six professional global business lines are: – Engineering & Technical – Finance & Legal – Human Capital Solutions – Information Technology – Medical & Science – Sales, Marketing & Events
Naturally these will complement our established business lines in office and industrial services.

Full service capability

Under one brand – Adecco – each business line will have the capability to deliver best-in-class services across the board: temporary staffing, permanent placement, and project staffing and solutions. All services will be delivered at country level. Adecco will become a matrix-managed organisation, devised to ensure the maximum flow of information.

This strategy capitalises upon our main asset: our people, with their outstanding skills, operational capabilities and “can do” service attitude. It also reflects a commitment to associates, which will be increasingly important as the market evolution we now see starting to happen become more established and pronounced.

Complementing the national operation of our core Office and Industrial Business Lines, Adecco has established six Global Business Lines. These align with occupational fields to bring us closer to current and potential associates, ensuring that we can meet our clients’ requirements for expertise. These fast-moving business units leverage our global scale to optimise the flow of information and best practice around the group.

Engineering & Technical

From concept to implementation, engineering and technical specialists are vital to both traditional and emerging industries, creating an unprecedented need for highly qualified individuals. We are building a leading position in the fully globalised engineering and technical fields, capitalising upon an associate and client base established from early acquisitions and organic growth. Staying ahead of the technology curve requires insight, innovation, information, proven practices and exceptional resources. Our people – working through contract, permanent or outsourced arrangements – help design and build aircraft, oil and gas pipelines and platforms, nuclear facilities, roads and skyscrapers. They are also involved with the design, development, testing and manufacturing of industrial machinery, electric and electronic equipment, medical devices and consumer products.

Our goal is to build partnerships with highly skilled individuals with the training, experience and motivation to deliver high project value worldwide.

Finance & Legal

New standards, systems and continuously developing regulatory requirements mean that finance and legal functions are increasingly change-oriented. There are fewer new professional entrants relative to demand in many established economies, making it increasingly difficult to attract and retain talent.

Across banking, insurance, accounting, risk control and the full breadth of finance and legal functions, we offer professional temporary and permanent recruitment through a network operated by finance and legal professionals. Increasingly, our range of services includes specialist highly skilled consulting and project oriented individuals, targeted to meet the evolving needs of CEOs and CFOs in risk management, financial consulting and specialist M&A project law, amongst other areas.

Human Capital Solutions

Today, restructuring is virtually an ongoing process in the search for productivity gains, and talent has become a prised asset as a result of demographic change and the scarcity of highly skilled personnel. Adecco Human Capital Solutions is a global leader in a range of restructuring services and talent solutions for organisations aiming to build their human capital and for individuals determined to develop their career potential and employability. Assessment, career development and transition, training and retraining, employee engagement and retention, managing the impact of an ageing workforce – these are just some of increasingly prevalent challenges facing organisations and individuals. Our consultants leverage proprietary methodologies and provide access to a range of practical tools either on-site, in-branch or on-line.

Board message A vision, a passion Market opportunities Global business lines Adecco around the world Investing in people Social commitments Corporate governance Financial review

Information Technology

IT and communications services are being transformed by constant innovation, outsourcing and offshoring trends. These continuous waves of change fuel new employment opportunities for IT and communications technology professionals. Systems analysts, software engineers, IT consultants and electronic and telecom engineers – qualified to meet the standards demanded by the Service Legal Agreements that predominate in this field – can expect a widening array of global opportunities and flexible contract arrangements.

Adecco Information Technology is harnessing market-leading positions in most territories to build the single most recognised employment brand in IT and communications sectors. We will continue to expand access for associates to continuous learning and accredited training and build deeper partnerships with clients increasingly seeking fully outsourced HR solutions.

Medical & Science

Demand for qualified people is outstripping supply – specialy in the healthcare and pharmaceutical industry segments. Research and discovery programmes are expanding, and testing requirements spiralling. Public and private hospital and home care sectors are enlarging, as people live longer and expectations of healthcare standards rise.

Adecco Medical & Science, with strengths in nursing, paramedical, laboratory technicians and quality assurance, provides a platform to build a globally recognised brand profile in this high growth sector.

Sales, Marketing & Events

The most in-demand associates in these fields are increasingly specialised. New trends create fresh demand: for example, fast moving consumer goods clients seeking qualified support to execute simultaneous global product launches; or fast-growing companies using an outsourced sales force or promotion team to enter new markets.

In this dynamic area, our focus is on three main lines of competencies; Sales & Marketing – with main products as recruitment and selection of professionals and sales force outsourcing; Events & Promotions – with promotional teams outsourcing and customer events solutions; and Call Center Solutions with a focus on managed services. Adecco has real caliber across this range of skills – sourcing and training excellent associates to fulfil an exciting range of temporary and permanent opportunities for high profile clients in all major markets.

Our markets are on the move and so is Adecco. Uniting global expert- ise with constant innovation and development at country level, we are leveraging our scale to enhance all our services, skills and operations.

Old markets wake up!

Japan and Germany, with growing skill shortages and recent regulatory changes, are two major economies where the concept of flexible work – already well established in other major economies – is gaining ground. In both, Adecco is at the forefront of innovation, enlarging the flexible segments of the workforce – which are currently less than 1%. Adecco invested in Japan in 2005, opening new branches and stepping up our specialised focus on the IT and Sales and Marketing professional segments. With the launch of Adecco On-Demand, a just-in-skill service filling light industrial positions, Adecco Japan is growing faster than the national market.

France and Italy have recently deregulated to allow employment agencies to fill permanent positions. Permanent placement has therefore become a prime source of growth and increased profitability.

After deregulation in Italy in 2004, Adecco was ready to capitalise and in 2005 we hired fifty new permanent recruiters and opened strategic offices in the business districts of Milan, Turin, Rome, Padua and Bari.

In January 2005 France removed barriers to permanent placement. Adecco entered this arena, employing 80 specialist consultants and establishing 30 offices focused purely on the highly qualified professional segments. Our goal is to lead France’s permanent recruitment sector by 2007.

Strategic acquisitions greatly strengthened our capabilities in key geographies in 2005. HumanGroup brought additional scale and outsourcing expertise to our Spanish operation. In the U.S. acquiring StaffWise Legal strengthened our professional legal staffing business. Altedia greatly increased our presence in France and across the EU in HR consulting, adding capabilities in reorganisation, mobility and social engineering, human capital development, external communications and public affairs.

Emerging markets

Wherever we identify opportunities for growth beyond our established markets, Adecco will be present.

Our approach is to combine local insight with proven global methodolo- gies. Peopleone India Ltd., acquired by Adecco in 2004, has grown rapidly and by the end of 2005 had 450 staff in 33 offices. During that year it placed associates up to 17,000 temporary and around 4,500 permanent positions, almost doubling its size and contribution.

In India we focus on the growth of professional staffing, providing flexibility in a market where client demand is growing strongly. As the economy booms, clients find skilled people increasingly hard to source directly. In this environment salaries for many functions are rising (at a rate of over 10% for graduates) and temporary positions offer comparable benefits to permanent roles, while lowering economic risk to employers.

Since its inception, Adecco has been present in the dynamic markets of China, Taiwan and Hong Kong. In China, where unskilled and semi-skilled workers number hundreds of millions, our focus is on professional and managerial associates. These are in short supply. We are well placed to both help associates find the best opportunities and clients to optimise their investment and returns on key people, thus supporting the rise in economic prosperity.

China is a challenging environment for most multinationals. Intense competition for people drives a high turnover of local staff, who can be easily tempted away by relatively small pay gains. Helping develop loyalty and sustained employer-employee relationships is part of our role here, one to which we bring extensive knowledge and experience.

Board message A vision, a passion Market opportunities Global business lines Adecco around the world Investing in people Social commitments Corporate governance Financial review

Across Russia, the rest of Eastern Europe and the Balkans, Adecco is building a fast growing network. Adecco’s growth is strongest in Russia and Poland, where large domestic markets are attracting significant foreign investment. Adecco is playing a key role in supporting multi-national clients near-shoring projects with a spectrum of services including temporary and permanent placement and outplacement support. Our client base is expanding across automotive, FMCG, logistics, call centre and IT segments.

Argentina, Brazil and Mexico are experiencing increasing GDP growth and provide a favourable environment for our industry. Adecco has been present in nearly all Latin American markets for many years. Most recently we have increased our focus on Brazil, ranked 5th in the world by population size with 186 million people. Brazil’s rapid technological development represents a great opportunity for Adecco’s professional services.

We understand the importance of work to our associates. As a company we make serious efforts towards maximising people’s chances of success in their careers and to making workplaces more welcoming to people for whom, for whatever reason, finding a job can be challenging.

Working together

Building sustained and productive relationships with associates involves understanding their individual character and aspirations from the start. Adecco’s Xpert® methodology and software enables this and was used in all of our countries and territories in 2005. This innovative “can do, will do, will fit” programme evaluates potential associates’ capability, motivation and, crucially, their cultural fit with prospective employers.

This is just one example of how with Adecco, individual associates can start to build a career roadmap.

Train and empower

Relevant and regular training is essential for individuals to fulfil the aspiration to take charge of their working life and professional development. Our commitment to associate training is global, with approaches varying locally.

In North America our virtual university introduced around 30 new courses for professional associates in Information Technology. The virtual university is a web-based continuing education resource which offers associates opportunities to grow their careers through accredited courses they can take in their own time and at their own pace. The curriculum is organised in four continuous education modules; Business skills, Technical skills, Professional development and Management development. Around 1,700 associates undertook virtual university courses in 2005. Among the most popular new courses were those on Six Sigma and Leadership Development.

Adecco U.K.’s Flexible Learning programme is also an online resource. Some 6,500 U.K. associates took courses in 2005. In France, over 35,000 associates participated in some form of training. In Spain, where Adecco helps employers fulfil a regulatory requirement to invest the equivalent of 1.25% of salary in training, over 47,000 associates were trained.

The Adecco Enterprise Learning Group in India trained over 10,000 associates. In Japan “Adecco Career-Up School” was extended to a total of 25 locations nationwide, reaching 20,000 associates.

Various subjects are available for study, such as computer skills, writing business documents, foreign languages and bookkeeping.

Demonstrating our ability to orchestrate diverse training needs for major projects, Adecco recruited and trained 20,000 volunteers in readiness for the 2006 Olympic Winter games in Turin. Volunteers were trained in roles ranging from interpreting to folding the flags of participating countries.

Board message A vision, a passion Market opportunities Global business lines Adecco around the world Investing in people Social commitments Corporate governance Financial review

Productive Ageing

Demographic trends in developed economies mean that the employment services industry, governments and companies need to support productive ageing.

The essence of this view is that as average life span increases, so should “work spans”. To sustain individual lifestyle aspirations, counter rising public expenditure and sustain economic productivity, retaining and reintegrating older people in the workforce is increasingly vital. In place of the linear life pattern – education, work and retirement – we are increasingly recognising a parallel model, in which these three elements can repeat and interchange.

Adecco is encouraging productive ageing. In Europe we have explored the impact of ageing workforces with the International University of Bremen, Germany. This resulted in a groundbreaking study of companies in Germany and the Netherlands which demonstrated the existence of ageism in the workplace, yet found no negative correlation between ageing and performance. Indeed, it showed that job satisfaction and loyalty increase with age.

This provided the basis for the 2005 launch in Europe of the Adecco “Demographic Fitness Test”. This is a tool to analyse how well prepared client companies are to cope with demographic change and enable them to develop strategies to balance organisational demographics. The test provides a framework for action on five key dimensions: Career Management, Lifelong Learning, Knowledge Management, Health Management and Diversity Management.

Since 2000, Adecco USA has run the Renaissance programme (www. AdeccoUSA.com/Renaissance). This supports older workers who choose to return to work – offering benefit packages tailored to their needs and assignments that fit their lifestyle aspirations. The programme highlights to clients the value of older workers’ life experience, positive attitudes and strong work ethic. In 2005, the A.A.R.P. – an organisation dedicated to enhancing people’s quality of life as they age – recognised our positive role by making Adecco one of 13 featured employers on their website that is designed to help job-seekers find companies that appreciate mature workers.

Coaching and Mentoring

Adecco is increasingly involved in supporting professionals near the summit of business decision-making. Leadership Consulting – a coaching and mentoring service – is based upon fresh methodologies and is delivered by accomplished business professionals. As “continuous learning” changes from a mantra to mainstream business practice, this service is in increasing demand.

Investing in our own future leadership is an internal priority too. By the end of 2005, 230 Adecco managers, from 39 countries, had participated in the Adecco leadership programme that is run in conjunction with the IMD business school in Lausanne, Switzerland.

Board message A vision, a passion Market opportunities Global business lines Adecco around the world Investing in people Social commitments Corporate governance Financial review

As the world’s largest provider of work opportunities, social commitment is part of Adecco’s DNA. Although in 2005 we placed around 4 million people in jobs, our social contribution goes further than this. Every year we take pride in supporting a range of initiatives that stem from the caring spirit and abilities of our people.

Making our values count

In March 2005 we launched our new Code of Business Conduct and a Compliance and Ethics Awareness programme – for all existing and new Adecco colleagues – to help instil the Code throughout Adecco.

Called “The Way We Work”, the Code is built upon the values of respect, responsibility, honesty and integrity. The values support a comprehensive array of existing policies, on issues such as diversity and ethical sales practice, which ensure the integrity and sustainability of our global role.

In addition to consolidating our ethical policies, the Code also reflects our commitment to the United Nations Global Compact, which we joined in 2004.

Championing inclusion

We believe that access to opportunities for work should be based upon people’s skills, not their disabilities. Work is a key factor in most adults’ sense of social inclusion, and having a disability does not change that.

In many European countries Adecco runs “Disability and Skills” programmes to raise awareness of the importance of focusing on skills, and provides practical approaches to achieving better integration at work for people with disabilities.

For example, we run disability demystification workshops for colleagues. Through role playing, using a wheelchair, being blindfolded or having sound excluded from their ears, colleagues are sensitized to the difficulties faced by disabled people at work, so they are better able to help them find a suitable opportunity.

We further train our own colleagues on the specifics of disabilities by building partnerships with national associations and NGOs.

Clients are given guidance about how to welcome someone with a specific disability within their teams, and prepare the working environment. We also share real examples of how people with disabilities successfully use their skills at work. We are spreading the word: non-discrimination isn’t just morally better; it also makes good business sense.

In 2005, in eight European countries alone, Adecco found employment for over 12,000 workers with disabilities.

Through out 2005/6, we are taking part in an EU sponsored programme to collect and disseminate best practices to support the inclusion of people with disabilities. This is part of our involvement in the European “Business and Disability” network, of which we are a founding member.

Governments across the world use different means to encourage work for people with disabilities, including anti-discrimination measures, quotas and subsidies. Adecco’s approach always builds on our “skills first” doctrine, from our “Dimensions” diversity programme in the U.S. to the “Adecco Soleil” programme in Japan.

Board message A vision, a passion Market opportunities Global business lines Adecco around the world Investing in people Social commitments Corporate governance Financial review

People potential

Our activities championing inclusion go beyond helping disabled people realise their potential. Through country-specific initiatives and Adecco Foundations in Belgium, France, Germany, Italy and Spain, we support other often excluded groups, such as youth, young mothers and seniors.

In 2005 for example, our Foundation in Italy helped over 2,500 single mothers and almost 10,000 people over 40 into work. Our Foundation in France financed 50 non-profit organisations to help youth gain basic workrelated skills and make the transition from education to work, in cooperation with the National Education Service. The same aim inspires the hundreds of Adecco colleagues in 25 American states who give their own time to support the Jobs for American Graduates programme.

Global Citizens

Responding instantly to hurricane Katrina in October 2005, Adecco colleagues got moving – literally – to help in the aftermath. Mobile recruiting teams visited evacuees in shelters across the Southern states. This face-to- face approach, giving practical support, helped get over 500 evacuees back into work and start rebuilding their lives.

In 2005, we also began a sustained effort to help the recovery of communities hit by the Asian Tsunami at the end of 2004. Our activities are aimed at making a difference “on the ground” through partnering local support groups in practical initiatives. In India, we helped fund 6 information centres in coastal villages that publicise work opportunities. In Indonesia, we have contributed to new houses, schools and the building of 20 fishing boats to enable normality to return and directly support work opportunities. Group management involvement has been a reflection of the sustained commitment of Adecco colleagues around the world. In early 2006, through the Adecco Volunteers programme, a group of forty colleagues from Australia, Belgium, Austria and Germany committed their time to help in local reconstruction and work generating projects in Banda Aceh, over a year after the original disaster.

Applicable standards

This Corporate Governance disclosure reflects the requirements of the Directive on Information Relating to Corporate Governance, issued by the SWX Swiss Stock Exchange and entered into force on July 1, 2002. The principles and the more detailed rules of Adecco S.A.’s Corporate Governance are defined in Adecco S.A.’s Articles of Incorporation, the Internal Policies, and in the Charters of the Committees of the Board of Directors. Adecco S.A.’s principles take into account the recommendations set out in the Swiss Code of Best Practice for Corporate Governance applicable since July 1, 2002.

Statements throughout this Corporate Governance discussion using the term “the Company” refer to the Adecco Group which comprises Adecco S.A., a Swiss corporation, its majority-owned subsidiaries and other affiliated entities.

Corporate Governance financial information is presented as of December 31, unless indicated otherwise, as the statutory fiscal year of Adecco S.A. is the calendar year. In 2005, the Company decided to change its fiscal year-end. Instead of the Company’s fiscal year ending on the Sunday nearest to December 31, the Company now has a fiscal year that coincides with the calendar year. The change did not have a material impact on the consolidated financial statements. For 2005, the Company’s fiscal year included 52 weeks ending December 31, 2005. In 2004, the Company’s fiscal year contained 53 weeks ending on January 2, 2005.

The Company’s reporting currency is the Euro. Accordingly, the consolidated financial statements of the Company are provided in Euro. The financial statements of Adecco S.A. (Holding Company) are reported in Swiss francs.

The Corporate Governance information included in this report is presented in Euro, except for information on shares, share capital, and dividends, which is provided in Swiss francs. Income, expenses, and cash flows are translated at the average exchange rates prevailing during the period, and assets and liabilities are translated at period-end exchange rates.

The NYSE rules require foreign private issuers, such as Adecco S.A., to disclose any significant ways in which their Corporate Governance practices differ from the Corporate Governance practices followed by U.S. companies under the NYSE rules. This information is published on the Internet: www.nyse.adecco.com.

1. Structure and shareholders
1.1 Legal and management structure

Adecco S.A. is a company limited by shares (société anonyme) organised under the laws of Switzerland with its registered office at Chéserex, Switzerland. The Company’s principal corporate office is the office of its management company, Adecco management & consulting S.A., at Sägereistrasse 10, Glattbrugg, Switzerland.

Adecco S.A. is listed on the SWX Swiss Exchange (trading on virt-x, symbol ADEN, security number 1213860; ISIN CH0012138605) and on the Euronext Premier Marché (symbol ADE, security number 12819). Furthermore, Adecco S.A. has American Depository Receipts (ADRs) listed on the New York Stock Exchange (symbol ADO; ISIN US0067541054). As of December 31, 2005, the market capitalisation of Adecco S.A., based on the then outstanding number of shares and the closing price of shares on the SWX Swiss Exchange, amounted to approximately CHF 11.3 billion. On March 15, 2006, this market capitalisation amounted to approximately CHF 13.6 billion.

The Company is the global leader in human resource services including temporary staffing and permanent placement, specialist and professional staffing, and career services consulting and outplacement.

During 2005, these services were marketed and managed through three divisions: Adecco Staffing – which provided flexible temporary staffing and permanent placement services to a broad range of businesses and industries including the banking, electronics, retail, chemical/pharmaceutical, manufacturing, and telecommunications sectors; Ajilon Professional – which offered specialised temporary staffing, permanent placement, and consulting services, with particular emphasis in the areas of information technology, finance, accounting and legal, engineering, and high end clerical support; and LHH Career Services – which provided outplacement, restructuring, and talent solutions services.

In January 2006, the division structure was replaced by a geographical structure combined with newly introduced global business lines through which the Group’s main professional services will now be marketed and managed: Adecco Finance & Legal; Adecco Engineering & Technical; Adecco Information Technology; Adecco Medical & Science; Adecco Sales, Marketing & Events; and Adecco Human Capital Solutions. The Company’s country heads continue to manage directly the industrial and office staffing business, while supporting the expansion of and driving efficiency across the global business lines at country level.

Corporate Governance

The Company provides services to businesses and organisations located throughout North America, Europe, Asia Pacific, Latin America, and Africa.

As of January 1, 2006, Senior Management of the Company is composed as follows:

–  Klaus J. Jacobs, Chairman, Chief Executive Officer of the Company.

–  Jim Fredholm, Chief Financial Officer of the Company, Head of Global Business Line Adecco Finance & Legal.

–  Jean-Manuel Bullukian, Chief Information Officer, Head of Global Business Line Adecco Information Technology and Head of Global Business Line Adecco Engineering & Technical.

–  Thomas Flatt, Chief Human Resources Officer, Head of Global Business Line Adecco Medical & Science.

–  Jan-Pieter Gommers, Head of Global Business Line Adecco Sales, Marketing & Events.

–  Ekkehard Kuppel, Head of Global Business Line Adecco Human Capital Solutions.

–  Gonzalo Fernández-Castro, Chief Marketing & Business Development Officer.

The Company comprises numerous legal entities around the world, mainly organised along the business lines. The major consolidated subsidiaries are listed on page 127 of this Annual Report. No subsidiary of the Company is listed on a Stock Exchange; however, certain subsidiaries have issued convertible notes, as described further in this section.

1.2 Significant shareholders

As of December 31, 2005, the total number of shareholders directly registered with Adecco S.A. was 17,999. The major shareholders and their shareholdings were disclosed as follows (for all disclosures see http://www.swx.com):

–  42,804,180 shares representing 22.8% of the total Adecco S.A. registered share capital, excluding 12,000,000 registered shares acquired subject to certain conditions precedent that are to be transferred to the group by June 30, 2007, were held by a group consisting of Jacobs Holding AG (formerly KJ Jacobs AG), Zurich, Switzerland, which represents the group and whose own shares and participation certificates are held by Jacobs Foundation and by the association Jacobs Familienrat (both Zurich, Switzerland), Jacobs Venture AG, Baar, Switzerland, Triventura AG, Baar, Switzerland, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs, and Nathalie Jacobs (“the Group”). The members of the Group have entered into a voting trust agreement and have agreed on an understanding regarding the potential future acquisition of Adecco S.A. shares by Jacobs Venture AG. Jacobs Holding AG does not hold any shares outside the Group. See the respective updated disclosure published in the “Swiss Official Gazette of Commerce” (SHAB No. 245, December 16, 2005).

–  22,188,580 shares representing 11.8% of the total Adecco S.A. registered share capital, including 12,000,000 registered shares sold subject to certain conditions precedent that are to be transferred to the above mentioned group by June 30, 2007 were held by Akila Finance S.A., Luxem- bourg, which is owned and controlled by Philippe Foriel-Destezet. See the respective disclosure published in the “Swiss Official Gazette of Commerce” (SHAB No. 245, December 16, 2005).

–  As mentioned above, subject to certain conditions precedent, the above mentioned Group represented by Jacobs Holding AG is entitled and obliged to acquire from Akila Finance S.A., Luxembourg, an additional 12,000,000 shares representing 6.4% of the total Adecco S.A. registered share capital to be transferred by June 30, 2007; the voting rights attached to these shares remain with Akila Finance S.A. until their transfer.

–  As per November 1, 2005, 9,258,434 shares representing 4.9% of the total Adecco S.A. registered share capital were held under discretionary management by The Capital Group Companies, Inc., on behalf of funds managed by Capital Research and Management Company, and clients managed by Capital Guardian Trust Company, Capital International Limited, Capital International Inc. and Capital International S.A. The shareholding was reported to have decreased from 5.1%. See the respective disclosure published in the “Swiss Official Gazette of Commerce” (SHAB No. 220, November 11, 2005).

Furthermore, Adecco S.A. has received the following additional notices on disclosures of shareholders according to Article 20 of the Swiss Stock Exchange Act:

–  Deutsche Bank AG, Germany, together with various subsidiaries, has disclosed on December 16, 2005 (1) to hold under a Bilateral Equity Linked Contract between themselves and Jacobs Venture AG a call option to acquire up to 10,294,665 shares (5.5%) during the term of the contract, granted by Jacobs Venture AG; (2) to have granted under the same contract to Jacobs Venture AG a put option to sell up to 32,170,829 shares (17.2%) at the maturity of the contract and (3) to currently hold 2,492,043 shares (1.3%) in the course of its ordinary trading and asset management activities. Deutsche Bank AG, Germany, has further mentioned that Sonata Securities S.A., Luxembourg, (“Sonata”) intends to issue bonds in the total amount of CHF 767,300,000 due 2010 exchangeable into shares of Adecco S.A. The proceeds will be used to acquire a limited

Corporate Governance

    recourse instrument from Deutsche Bank AG on the same terms. In connection with these arrangements and, in particular, to enable Deutsche Bank AG to obtain the shares deliverable under the limited recourse instrument, Deutsche Bank AG has entered into a contract with Jacobs Venture AG containing the call option for 10,294,665 Adecco S.A. shares and the put option for 32,170,829 Adecco S.A. shares. The proceeds obtained by Deutsche Bank AG under the limited recourse instrument are passed on to Jacobs Venture AG in order to finance the acquisition of Adecco S.A. shares. For further detail, see the respective disclosure of Deutsche Bank AG as published in the “Swiss Official Gazette of Commerce” (SHAB No. 249, December 22, 2005, and No. 7, January 11, 2006).

–  A disclosure notice has been provided by Sonata on December 29, 2005, according to which (1) Sonata has the right to exchange the notes owned by it for up to 10,294,665 (5.5%) Adecco S.A. shares during the term of the notes and (2) that Deutsche Bank AG has the right – in certain circumstances and subject to additional legal requirements relating to the enforcement of security interests – to deliver to Sonata up to 32,170,829 Adecco S.A. shares (17.2%) in satisfaction of Deutsche Bank AG’s obligations under the notes. Deutsche Bank would only be in a position to exercise their right if there is an event of default under the bilateral equity linked contract between Jacobs Venture AG and Deutsche Bank AG dated as of December 6, 2005. Sonata intended to issue on December 30, 2005 CHF 767,300,000 1.5 percent collateralised equity-linked limited liability obligations bonds due 2010 exchangeable for ordinary shares of Adecco S.A. The proceeds of the issuance of the bonds will be used to acquire the notes. For further detail see the respective disclosure of Sonata as published in the “Swiss Official Gazette of Commerce” (SHAB No. 7, January 11, 2006). These bonds have been issued before December 31, 2005.

As of December 31, 2005, Adecco S.A. is not aware of any person or legal entity, other than those stated above, that directly or indirectly owned more than 5% of Adecco S.A.’s shares with voting rights, whether or not such rights may be exercised. Adecco S.A. is not aware of shareholders’ agreements, other than those described above, between its shareholders pertaining to Adecco S.A. shares held.

According to Art. 20 of the Swiss Stock Exchange Act, any investor who directly, indirectly or together with another person acquires, holds or disposes of Adecco S.A. shares, for his own account, and thereby attains, falls below, or exceeds the thresholds of 5, 10, 20, 331/3, 50 or 662/3% of the voting rights, whether or not such rights may be exercised, must notify Adecco S.A. and the Disclosure Office of the SWX Swiss Exchange. Such notification must be made no later than four trading days after the obligation to disclose arises. Adecco S.A.’s management is also under an obligation to publish the disclosure no later than two trading days after receipt.

1.3 Cross-shareholdings and shareholdings in listed companies

As of December 31, 2005, there were no cross-shareholdings exceeding 5% of a party’s share capital and Adecco S.A. was not a major shareholder of any listed company.

On January 9, 2006, the Company announced that it had entered into an agreement to acquire approximately 29% of DIS Deutscher Industrie Service AG (“DIS”) total shares outstanding at a price per share of EUR 54.50, subject to regulatory approval. At the same time, the Company also announced its intention to launch a voluntary public tender offer for the remaining shares at the same price. The tender offer was launched on February 6, 2006. On February 13, 2006, an agreement was reached with certain shareholders to purchase an additional 38% of DIS shares (some of which were subject to regulatory approval) at a price of EUR 58.50 per share, thereby increasing the tender offer price to EUR 58.50 per share. Regulatory approval was obtained from the European Union on March 3, 2006 and on March 8, 2006 the tender offer was concluded. As a result of the various agreements, purchase of shares on the open market, and the tender offer, the Company’s total shareholding in DIS amounts to approximately 83% as of March 22, 2006.

2. Capital structure

2.1 Share capital

As of December 31, 2005, Adecco S.A.’s issued share capital amounted to CHF 187,607,395 divided into 187,607,395 fully paid registered shares with a nominal value of CHF 1 each.

2.2 Authorised and conditional capital

Adecco S.A. has no authorised capital in the sense of the Swiss Code of Obligations.

Conditional capital of up to 5,822,915 shares (approximately CHF 5.8 million) is reserved for the exercise of option rights granted to employees and members of the Board of Directors of Adecco S.A. or of its affiliated companies. The subscription rights of shareholders as well as the option subscription rights of the shareholders are excluded. The exercise conditions depend on the respective underlying stock option plan; the share capital will only be increased if and when the holder of the option exercises such stock option.

Corporate Governance

Conditional capital of up to 15,400,000 shares (CHF 15.4 million) is reserved for the exercise of option or conversion rights granted in relation to financial instruments such as bonds or similar debt instruments of Adecco S.A. or its affiliates. The subscription rights of the shareholders regarding the subscription of the shares are excluded. The shareholders’ bond subscription rights in the issue of the bonds or similar debt instruments may be limited or excluded by the Board of Directors. Part of this conditional capital is reserved for the convertible debt issued by Adecco Financial Services (Bermuda) Ltd. (see section 2.7 “Convertible notes and options”).

For details on the terms and conditions of the issuance/creation of shares under conditional capital, see Art. 3ter, and 3quater of the Articles of Incorporation; Internet: www.aoi.adecco.com.

2.3 Changes in capital

Adecco S.A.’s capital structure as of the dates indicated below was as follows:

	Issued shares		Authorised capital		Conditional capital		Reserves[1]	Retained earnings Amount
In CHF millions, except shares	Shares	Amount	Shares	Amount	Shares	Amount	Amount

30.12.2002	186,869,980	186.9	19,000,000	19.0	21,960,330	22.0	1,981	1,544
Changes	288,420	0.3			(288,420)	(0.3)	15	969
28.12.2003	187,158,400	187.2	19,000,000	19.0	21,671,910	21.7	1,996	2,513
Changes	190,715	0.2			(190,715)	(0.2)	1	352
2.1.2005	187,349,115	187.4	19,000,000	19.0	21,481,195	21.5	1,997	2,865
Changes	258,280	0.3	Lapsed	Lapsed	(258,280)	(0.3)	102	909
31.12. 2005	187,607,395	187.6	–	–	21,222,915	21.2	2,099	3,774

1 Reserves includes both the general reserve and the reserve for treasury shares.

Details of Adecco S.A.’s general reserves and retained earnings are included in Note 4 to the Adecco S.A. (Holding Company) Notes to financial statements.

Additional information and exact wording can be found in the Articles of Incorporation of Adecco S.A. (Internet: www.aoi.adecco.com).

2.4 Shares and participation certificates

Adecco S.A.’s shares have a par value of CHF 1 each. All shares are fully paid-up registered shares and bear the same dividend and voting rights. Pursuant to Art. 7 of the Articles of Incorporation (Internet: www.aoi.adecco.com), the right to vote and all other rights associated with a registered share may only be exercised by a shareholder, usufructuary or nominee who is registered in the share register as the shareholder, usufructuary or nominee with right to vote. Some interests in shares are held by investors in the form of American Depository Receipts (“ADRs”).

As of December 31, 2005, there were no outstanding participation certificates.

2.5 Bonus certificates

Adecco S.A. has not issued bonus certificates (“Genussscheine”).

2.6 Limitations on registration, nominee registration, and transferability

Each Adecco S.A. share represents one vote.

Acquirers of registered shares are recorded in the share register as shareholders with the right to vote upon request, provided that they declare explicitly to have acquired the registered shares in their own name and for their own account (Art. 4 sec. 2 of the Articles of Incorporation; Internet: www.aoi.adecco.com). Upon such declaration, any person or entity will be registered with the right to vote.

The Board of Directors may register nominees with the right to vote in the share register to the extent of up to 5% of the registered share capital as set forth in the commercial register. Registered shares held by a nominee that exceed this limit may be registered in the share register if the nominee discloses the names, addresses, and the number of shares of the persons for whose account it holds 0.5% or more of the registered share capital as set forth in the commercial register. Nominees within the meaning of this provision are persons who do not explicitly declare in the request for registration to hold the shares for their own account or with whom the Board of Directors has entered into a corresponding agreement (see Art. 4 sec. 3 of the Articles of Incorporation;

Corporate Governance

Internet: www.aoi.adecco.com). The Board of Directors may grant exemptions to this registration restriction (see Art. 4 sec. 6 of the Articles of Incorporation; Internet: www.aoi.adecco.com). In 2005, there were no such exemptions granted.

Corporate bodies and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or otherwise linked as well as individuals or corporate bodies and partnerships who act together to circumvent the regulations concerning the nominees (especially as syndicates), are treated as one nominee respectively as one person within the meaning of paragraph 3 of this article (see Art. 4 sec. 4 of the Articles of Incorporation; Internet: www.aoi.adecco.com).

For further information regarding the procedure and conditions for cancelling statutory privileges and limitations on transferability of shares, see the Articles of Incorporation; Internet: www.aoi.adecco.com.

2.7 Convertible notes and options

On August 26, 2003, Adecco Financial Services (Bermuda) Ltd., a wholly-owned subsidiary of the Company, issued CHF 900 unsubordinated bonds guaranteed by and convertible into shares of Adecco S.A., due August 26, 2013. The bonds are structured as zero-coupon, 10-year premium redemption convertible bonds with a yield to maturity of 1.5%. Investors may put the bonds on October 26, 2010, at the accreted principal amount. The issuer may call the bonds at any time after the end of year seven (August 26, 2010) at the accreted principal amount or at any time after a substantial majority of the bonds have been redeemed, converted, or repurchased. At any time from October 6, 2003 to August 12, 2013, at the option of the bondholder, the bonds are convertible into shares of Adecco S.A. at a conversion price of CHF 94.50. If all bonds are converted, Adecco S.A. would issue an additional 9,523,810 shares (Art. 3quater of the Articles of Incorporation; Internet: www.aoi.adecco.com). If not converted, the Company will pay a redemption price of up to 116.05% of the principal amount of the bonds.

The Company has several stock option plans whereby employees and members of the Board of Directors receive options to purchase shares. There are global and country-specific plans in place.

Certain options granted under the plans are tradeable at the SWX Swiss Exchange (virt-x). The options are granted to employees or members of the Board of Directors of the Company and give the optionee a choice of selling the option in the public market or exercising the option to receive an Adecco S.A. share. If the option holder chooses to sell the option in the public market, the options may be held by a non-employee or non-director of the Company. The trading and valuation of the tradeable options is managed by a Swiss bank.

The purpose of the plans is to furnish incentives to selected employees and directors, to encourage employees to continue employment with the Company, and to align the interests of selected employees and directors with those of the shareholders. Upon exercise of options, Adecco S.A. may deliver either shares from its conditional capital, of which up to 5,822,915 shares are reserved for this purpose, or treasury shares bought back in the public market.

The Nomination & Compensation Committee is responsible for making proposals, based upon the recommendations of Senior Management, to the Board of Directors regarding the individuals to whom options shall be granted, the size of the option grant for each optionee, the conditions, the exercise price, and the grant date. The Board of Directors must approve all the option grants as well as the conditions thereof. The exercise price for one share is generally fixed at or above the fair market value at the date of grant. Depending on the conditions of the plans, options vest with certain waiting periods of up to five years and are subsequently exercisable over a number of years. All options may be exercised and tradeable options may be sold at any time within the exercise period except for limitations set forth in the Company Insider Trading Statement of Policy and by regulatory authorities. During 2005, no stock options were granted to directors, officers or employees of the Company.

Except under certain circumstances, unvested options granted under a plan lapse upon termination of employment or Board of Directors membership. The Board of Directors may modify, amend, suspend, or discontinue the plans.

Corporate Governance

Options outstanding as of December 31, 2005:

Exercise price per share (in CHF)	Number	Weighted-average remaining life (in years)	Weighted-average exercise price per share (in CHF)

43–53	904,515	1.1	51
54–84	4,725,333	4.4	66
85–107	4,817,232	2.7	90
108–170	588,816	2.5	109
171–298	9,450	2.0	176
43–298	11,045,346	3.3	78

For further details, see Note 11 in the Notes to consolidated financial statements.

3. Board of Directors

Areas of responsibility of the Board of Directors and the management are defined by law and by the Articles of Incorporation of Adecco S.A. (Internet: www.aoi.adecco.com).

As of December 31, 2005, the Board of Directors of Adecco S.A. consisted of nine members.

Under Swiss law, a majority of the members of the Board of Directors of a Swiss company must be citizens of Switzerland or an EU or EFTA country and be domiciled in Switzerland. Adecco S.A. has been granted an exemption from this requirement.

3.1 Biographies of members of the Board of Directors

The following table sets forth the name, year of birth, entry date and terms of office, nationality, professional education, and principal positions of those individuals who served as members of the Board of Directors as of December 31, 2005:

Jakob Baer (1944)

–  Member of the Board of Directors, Chairman of the Audit Committee, and member of the Corporate Governance Committee (all since October 1, 2004); term of office ends on the day of the General Meeting of Shareholders 2006.

–  Swiss nationality.

–  Graduated Dr. iur. from the University of Bern, Switzerland.

–  Mr. Baer was member of the KPMG Switzerland executive team from 1992 until 1994, from then until September 30, 2004, KPMG Switzerland’s Chief Executive and member of KPMG’s European and International Leadership Board. Non-executive Board member of Swiss Re1, Switzerland, Allreal Holding AG1, Switzerland, Emmentalische Mobiliar-Versicherungs-Gesellschaft, and of IFBC – Integrated Financial Business Consulting AG, all Switzerland.

Jürgen Dormann (1940)

–  Vice-Chairman of the Board of Directors since November 2005, member of the Board of Directors, and member of the Nomination & Compensation Committee since June 2004; term of office ends on the day of the General Meeting of Shareholders 2006.

–  German nationality.

–  Masters degree in Economics from the University of Heidelberg, Germany.

–  Mr. Dormann held a series of positions with Hoechst AG and held the position of Chief Executive Officer from 1994 until 1999. In 1999, Mr. Dormann was appointed Chairman of the Management Board of Aventis and in May 2002, was elected Chairman of the Supervisory Board of Aventis. With the creation of Sanofi-Aventis in 2004 he was elected Vice-Chairman of Sanofi-Aventis[1]. A member of the Board of ABB Ltd.[1], Switzerland, since 1998, he became ABB’s Chairman of the Board in 2001 and served as Chief Executive Officer from 2002 to 2004. Mr. Dormann is a member of the Board of Directors of IBM[1], USA, and of BG-Group[1], UK.

Philippe Foriel-Destezet (1935)

–  Member of the Board of Directors since August 1996, Co-Chairman of the Board of Directors from June 2004 until November 2005; term of office ends on the day of the General Meeting of Shareholders 2006.

–  French nationality.

–  Graduated from HEC Paris; Chevalier de la Légion d’Honneur.

–  Founder of Ecco S.A. in France in 1964. Joint Chairman of the Board of Directors of Adecco S.A. from August 1996 to April 2002.

–  Board memberships: Akila Finance S.A., Luxembourg (Chairman).

Corporate Governance

Klaus J. Jacobs[2] (1936)

–  Chairman of the Board of Directors and Chief Executive Officer since November 2005, member and Co-Chairman of the Board of Directors from June 2004 until November 2005; term of office ends on the day of the General Meeting of Shareholders 2006.

–  Swiss nationality.

–  Dr. h.c. from the University of Basel, Switzerland.

–  Chairman of ADIA from 1992 to 1996, member and Joint Chairman of the Board of Directors of Adecco S.A. from August 1996 to April 2002.

–  Board memberships: member of the Board of Jacobs Foundation.

–  Member of the World Scout Foundation, co-founder and member of the National Park of Hohe Tauern.

Philippe Marcel (1953)

–  Member of the Board of Directors since April 2002; term of office ends on the day of the General Meeting of Shareholders 2006.

–  French nationality.

–  Graduated from EM Lyon (Ecole de Management) in France.

–  As a member of the Board of Directors, Mr. Marcel performed executive functions until September 2004. Until his appointment to the Board of Directors in 2002, he was a member of the Senior Management team of the Company. In the Executive Committee, Mr. Marcel was Zone Manager for France, Morocco and South Africa. He was Chairman of Adecco South Africa and Adecco Morocco and CEO of Adecco France.

–  Board memberships: Adecco France (Chairman), April Group[1], France (member), GL Events[1], France (member).

Francis Mer (1939)

–  Member of the Board of Directors, Chairman of the Corporate Governance Committee, and member of the Nomination & Compensation Committee (all since June 2004); term of office ends on the day of the General Meeting of Shareholders 2006.

–  French nationality.

–  Graduated from the Ecole Polytechnique; Commandeur de la Légion d’Honneur.

–  Mr. Mer joined St. Gobain Group in 1970 and was appointed Chairman and Chief Executive Officer of Pont-au-Mousson S.A. in 1982.

–  Chairman of the steel group Usinor Sacilor from 1986 until 2002 and Chairman of Eurofer from 1990 until 1997. Co-Chairman of the Board of Arcelor[1] in 2002. From 1997 to 1998, Chairman of the International Iron and Steel Institute.

–  Board memberships: Alstom S.A.[1], France (from 2005), Inco Ltd.[1], Canada (from 2005), Rhodia SA1, France, member of the Supervisory Board from 2004.

–  French Minister of Economy, Finance and Industry from May 2002 until March 2004.

–  Fondation pour l’Innovation Politique, France, Member of the Supervisory Board.

Thomas O’Neill (1945)

–  Member of the Board of Directors and member of the Audit Committee (both since June 2004); term of office ends on the day of the General Meeting of Shareholders 2006.

–  Canadian nationality.

–  Graduated from Queen’s University in Kingston, Ontario, with a Bachelor of Commerce degree in 1967 and received his Chartered Accountant designation in 1970, FCA designation in 1987. Honorary LLD from Queen’s University Kingston, Canada in 2005.

–  In 1967, Mr. O’Neill joined the audit staff of Price Waterhouse in Toronto and became a partner of Price Waterhouse in 1978. From 1990 to 1996, Mr. O’Neill acted as Chief Operating Officer, and from 1996 to 1998 as Chief Executive Officer for Price Waterhouse, Canada. From 1998 to 2000, he was CEO of the new PricewaterhouseCoopers LLP in Canada and served as a member of PwC’s Global Oversight Board. In 2000, he assumed the role of Chief Operating Officer of the PricewaterhouseCoopers LLP global organisation. He assumed the role of Chief Executive Officer of PwC Consulting (global) in January 2002. In May 2002, Mr. O’Neill was appointed Chairman of PwC Consulting (global), a role that he held until October 2002, when the business was acquired by IBM.

–  Board memberships: BCE Inc.[1], Canada; Dofasco Inc.[1] (until February 21, 2006), Canada; Loblaw Companies Ltd.[1], Canada; Nexen Inc.[1], Canada; Ontario Teachers’ Pension Plan.

–  Not-for-profit board memberships include: Queen’s University Kingston, Canada (Vice-Chairman) and St. Michael’s Hospital, Canada (member).

1 Listed company. 2 Executive member of the Board of Directors since November 2005.

Corporate Governance

David Prince (1951)

–  Member of the Board of Directors, member of the Audit Committee, and member of the Corporate Governance Committee (all since June 2004); term of office ends on the day of the General Meeting of Shareholders 2006.

–  British nationality.

–  Awarded management trainee scholarship with British Gas and attended Business School in the U.K.

–  Associate member of CIMA.

–  Early career included four years at Cable & Wireless in both general management and group marketing roles before going on to spend some 12 years working in the Hong Kong telecommunications market, where Mr. Prince held a variety of Senior Management and public company board positions.

–  From 1994 to 2000, he was Group Finance Director and later Deputy CEO of Hong Kong Telecom.

–  In 2000, Mr. Prince went on to join PCCW plc as Group CFO before becoming Group Finance Director of Cable & Wireless in 2002.

–  Board memberships: Member of the Board of Directors and Chairman of the Audit Committee for ARK Therapeutics[1], U.K. Member of the Board of Directors of SmarTone Telecommunications Holdings Ltd.[1], Hong Kong.

Peter V. Ueberroth (1937)

–  Member of the Board of Directors and Chairman of the Nomination & Compensation Committee (both since June 2004); term of office ends on the day of the General Meeting of Shareholders 2006.

–  U.S. nationality.

–  Graduated San Jose University, California. Awarded the French Légion d’Honneur and received the Olympic Order-Gold from the International Olympic Committee.

–  In 1962, founded First Travel Corporation.

–  From 1980 to 1984, Mr. Ueberroth served as President of the Los Angeles Olympic Organizing Committee (LAOOC).

–  He served as the sixth Commissioner of Major League Baseball from 1984 to 1989.

–  Mr. Ueberroth served as Co-Chairman of Doubletree Corporation from 1993 to 2000 and since 1999 has served as owner and Co-Chairman of the Pebble Beach Company.

–  Since 1990, he has acted as the Managing Director of Contrarian Group, Inc. (investments in small and medium-size companies, taking management roles and providing strategic guidance).

–  Board memberships: Chairman of the Board of Ambassadors International (AMIE)[1], USA; member of the Board of Directors of The Coca-Cola Company[1], USA; and of Hilton Hotels Corporation[1], USA.

–  Chairman 2005 United States Olympic Committee.

1    Listed  company.

3.2 Other activities and vested interests of the Board of Directors

Except those described in section 3.1, no permanent management/consultancy functions for significant domestic or foreign interest groups and no official functions or political posts are held by the members of the Board of Directors of Adecco S.A. The Board of Directors assesses independence of its members.

With the exception of Klaus J. Jacobs (CEO since November 2005), all members of the Board of Directors are non-executive. The members of the Board of Directors do not have important business connections with Adecco S.A. or with any of its subsidiaries or affiliates.

A family member of the Chairman & CEO, Mr. Klaus J. Jacobs, is a partner with the law firm White & Case. Adecco S.A. from time to time procures legal services from said firm. The fee charged is based on the amount of time spent by the firm.

In addition, the Company provides services in the normal course of business at arm’s length terms to entities that are affiliated with certain of its officers and significant shareholders through investment or board directorship.

3.3 Cross-involvement

Cross-involvements at the level of the Board of Directors of Adecco S.A. and other listed companies exist according to the information provided in the table under 3.1 “Biographies of members of the Board of Directors”.

Corporate Governance

3.4 Elections and terms of office

Pursuant to the Articles of Incorporation, the Board of Directors consists of five to nine members (Art. 20 sec. 1 of the Articles of Incorporation; Internet: www.aoi.adecco.com). Members of the Board of Directors are elected for a term of office of one year, until the date of the next General Meeting of Shareholders, and may be re-elected for successive terms (Art. 20 sec. 2 and 3 of the Articles of Incorporation; Internet: www.aoi.adecco.com). Adecco S.A.’s Articles of Incorporation do not limit the number of terms a member may be re-elected to the Board of Directors. Candidates to be elected or re-elected to the Board of Directors are proposed by the Board of Directors to the General Meeting of Shareholders.

3.5 Internal organisation structure

The Board of Directors holds the ultimate decision-making authority of Adecco S.A. for all matters except those reserved by law or the Articles of Incorporation to the shareholders. It determines the overall strategy of the Company and supervises Senior Management. The Board of Directors operates under the direction of the Chairman and the Vice-Chairman who are appointed by the Board of Directors. Currently, the Board of Directors is composed of one executive and eight non-executive members. The agenda of the Board of Directors meetings is set by the Chairman. Any member of the Board of Directors may request that an item be included on the agenda. Members of the Board of Directors are provided, in advance of meetings, with adequate materials to prepare for the items on the agenda. The Board of Directors recognises the importance of being fully informed on material matters involving the Company and seeks to ensure that it has sufficient information to make appropriate decisions through inviting members of Senior Management to report on their areas of responsibility, conducting regular meetings of the respective committees with the management, and retaining outside consultants and external auditors in order to review the business, as well as through regular distribution of important information to its members. Decisions are taken by the Board of Directors as a whole, with the support of its three committees described below (the Audit Committee, the Corporate Governance Committee, and the Nomination & Compensation Committee). However, if a member has a personal interest in a matter, other than an interest in his capacity as a shareholder of Adecco S.A., the member of the Board of Directors has to abstain from voting. Amongst others, the Board of Directors has established Statements of Policy on Insider Trading as well as on Conflicts of Interest. The compliance with all Statements of Policy is closely monitored. Each committee has a written charter outlining its duties and responsibilities. Committee members are provided, in advance of meetings, with adequate materials to prepare for the items on their agenda.

Attendance at meetings & phone conferences during 2005:

	Full Board of Directors	Audit Committee	Corporate Governance Committee	Nomination & Compensation Committee

Number of meetings & phone conferences	14	12	4	4
Jakob Baer	13	12	4
Jürgen Dormann	12			4
Philippe Foriel-Destezet	13	11 [3]	4 [3]	4 [3]
Klaus J. Jacobs	14	9 [1]	3 [1]	4 [1]
Philippe Marcel	13			3 [2]
Francis Mer	13		4	4
Thomas O’Neill	11	12
David Prince	14	12	4
Peter V. Ueberroth	10			3

1 Guest ex officio, without voting right; 2 Guest, without voting right; 3 Guest ex officio, without voting right, until November 2005

The Board of Directors has discussed and assessed its own and its members’ performance. The Board was found to be efficiently and appropriately organised.

Corporate Governance

3.5.1 Audit Committee (“AC”)

The AC’s primary responsibility is to assist the Board of Directors in carrying out its responsibilities as they relate to the Company’s accounting policies, internal controls, and financial reporting practice, thus overseeing management regarding the:

– integrity of the Company’s financial statements and other financial reporting and disclosure to any governmental or regulatory body and to the public and other users thereof;
– systems of internal accounting and financial and disclosure controls;
– performance of the Company’s internal audit function;

–  qualifications, engagement, compensation, independence, and performance of the Company’s independent auditors, their conduct of the annual audit and interim reviews, and their engagement for any other services (see also Section 8 “Auditors”); and

– the Company’s compliance with legal and regulatory requirements relating to accounting, auditing, financial reporting and disclosure, or other financial matters.

The AC held 12 meetings and phone conferences during the full year 2005. For specific subjects, the CEO represents Senior Management in the meetings. The head of Internal Audit and the lead partner of the external auditors typically participate in the meetings.

As of December 31, 2005, the members of the AC were:

Name	Position
Jakob Baer	Chairman of the AC
Thomas O’Neill	Member
David Prince	Member

3.5.2 Corporate Governance Committee (“CGC”)

The CGC’s primary responsibility is to assist the Board of Directors in carrying out its responsibilities as they relate to Corporate Governance principles. The CGC is charged with developing and recommending appropriate Corporate Governance principles and independence rules to the Company as well as reviewing and reassessing such principles and rules to ensure that they remain relevant and in line with legal and stock exchange requirements. Recommendations as to best practice are also reviewed to ensure compliance.

The CGC held 4 meetings in 2005. For specific subjects, the CEO represents Senior Management in the meetings.

As of December 31, 2005, the members of the CGC were:

Name	Position
Francis Mer	Chairman of the CGC
Jakob Baer	Member
David Prince	Member

3.5.3 Nomination & Compensation Committee (“NCC”)

The NCC’s primary responsibility is to assist the Board of Directors in carrying out its responsibilities as they relate to the Company’s nomination and compensation matters. The NCC is primarily responsible for the adequacy of the following functions:

– providing recommendations to the Board of Directors regarding the general compensation policy for the Company, including incentive compensation plans and equity-based plans;
– providing recommendations to the Board of Directors regarding the selection of candidates for certain management positions, the terms of their employment, and the evaluation of their performance;
– reviewing and approving the goals and objectives relevant to Senior Management’s compensation; and

–  establishing principles for the selection of candidates for election or re-election to the Board of Directors, including candidates for committees of the Board of Directors, and including recommendations on compensation of the members of the Board of Directors.

Corporate Governance

The NCC held 4 meetings and phone conferences in 2005. For specific subjects, the CEO represents Senior Management in the meetings.

As of December 31, 2005, the members of the NCC were:

Name	Position
Peter V. Ueberroth	Chairman of the NCC
Jürgen Dormann	Member
Francis Mer	Member

3.6 Responsibilities of the Board of Directors and Senior Management

In addition to the determination of the overall strategy of the Company and the supervision of Senior Management, the Board of Directors addresses key matters such as acquisitions, long-term financial commitments, management structure, risk management, budget approval, compensation policy, corporate identity policy, guidelines, and policy statements. The Board of Directors approves the strategy of the Company and the annual financial plans developed by Senior Management. With support of the AC, it reviews and approves the statutory financial statements of Adecco S.A. and the consolidated accounts of the Company. The Board of Directors also considers other matters of strategic importance to the Company. Subject to the powers reserved to the Board of Directors set out above, the Board of Directors has delegated the day-to-day business to the Senior Management of the Company. The Senior Management is responsible for the development and execution of the strategic and financial plans as approved by the Board of Directors. The Chief Executive Officer represents the overall interests of the Company vis-à-vis third parties.

3.7 Information and control instruments vis-à-vis Senior Management The Board of Directors’ instruments of information and control vis-à-vis Senior Management consist of the following main elements:
– management information systems, which include the monthly reporting on performance, budget, and the assessment of extraordinary events; and
– Internal Audit, reporting to the Chairman of the Audit Committee, which includes regular reporting on risk management matters.

The CEO, or if so instructed by the CEO, the CFO, regularly informs the Board of Directors about all matters which are relevant for the exercise of the competencies of the Board of Directors and its committees. Extraordinary events have to be reported immediately in writing. In addition, the Chief Financial Officer provides to all members of the Board of Directors monthly detailed financial results and quarterly results of the Company within 20 to 30 working days following the end of each monthly reporting period or the end of each quarterly reporting period. Each member of the Board of Directors may ask the CEO or the CFO for information on the course of the business of the Company and on individual business transactions at any time. The Board of Directors supervises Senior Management and monitors its performance through reporting and controlling processes. Internal Audit assists the Board of Directors in exercising its controlling and supervisory duties.

Corporate Governance

4. Senior Management

4.1 Members of Senior Management

The following table sets forth the name, year of birth, year of entry to the Company, nationality, professional education, and principal positions of those individuals who served as members of Senior Management of the Company as of January 1, 2006.

Klaus J. Jacobs (1936)

–  Chairman & Chief Executive Officer of the Company since November 2005 (before: Co-Chairman of the Board of Directors).

See short biography in section 3.1 “Biographies of members of the Board of Directors”.

Jim Fredholm (1952)
– Chief Financial Officer of the Company since June 2004, Head of Global Business Line Adecco Finance & Legal since January 2006.
– U.S. nationality.
– Graduated from the University of Texas in the U.S. with a Bachelor of Business Administration in Accounting and Finance. A U.S. Certified Public Accountant since 1981.

–  Previously with Deutsche Post World Net (“DPWN”), Mr. Fredholm served for seven years, most recently as Managing Director of the STAR Programme, and Global Integration Officer of DHL. Chief Financial Officer of the Swiss listed global logistics group DANZAS from 1997 until 2002. Between 1987 and 1997, Mr. Fredholm worked in senior financial positions based in London for several British companies including Grand Metropolitan and Somerfield. Prior to 1987, Mr. Fredholm worked in the high-tech industry in several international finance roles based in Germany, the U.K. and the U.S.

Jean-Manuel Bullukian (1964)
– Chief Information Officer, Head of Global Business Line Adecco Information Technology and Head of Global Business Line Adecco Engineering & Technical since January 2006.
– President and Chief Operating Officer of the Ajilon Professional division January to December 2005.
– French nationality.
– Holds a Master degree in Business Administration from ESSEC, France.
– From 2002 to 2004, Global Head of Transformation Consulting Capgemini; from 2001 to 2002, European Head of Supply Chain Capgemini.

Ekkehard Kuppel (1962)
– Head of Global Business Line Adecco Human Capital Solutions since January 2006.
– President and Chief Operating Officer of LHH Career Services division from February to December 2005.
– German nationality.
– Dr. oec. (University of St. Gallen), DEA (Paris Dauphine), Master in Engineering (University of Karlsruhe).

–  From 2002 to 2004, Managing Director KJ Jacobs AG, Zurich (now Jacobs Holding AG); from 2000 to 2002, CEO 20 Minuten Holding, Zurich; and from 1992 to 2000, Principal at McKinsey & Company, Buenos Aires and Munich.

Thomas Flatt (1967)
– Chief Human Resources Officer since October 2004 and Head of Global Business Line Adecco Medical & Science since January 2006.
– Swiss nationality.
– Graduated in Medicine at University of Basel (Switzerland), Doctorate in medical computer sciences, MBA INSEAD (Fontainebleau, France).

–  Resident in surgery department in two Swiss hospitals 1991 to 1995; Project Manager at the Boston Consulting Group 1995 to 2000; various senior management positions with Swisscom, member of Group Executive Committee 2000 to 2003.

– Currently member of the board of directors of Abraxas AG, President of SwissICT (Swiss IT association).

Corporate Governance

Jan-Pieter Gommers (1966)
– Head of Global Business Line Adecco Sales, Marketing & Events since January 2006.
– Dutch nationality.
– Holds a degree in Marketing from the Dutch Institute of Marketing and a degree in Communication.
– From 1988 to 1997, with 3M in various marketing functions.

–  From 1997 to 2000, Randstad Work Solutions: Responsible for marketing and business development of the professional business division Europe. During 2000 to 2004, acting as an independent consultant. With Adecco since 2004 as sales and marketing director for Adecco Netherlands.

Gonzalo Fernández-Castro (1973)
– Chief Marketing & Business Development Officer since January 2006.
– Chief Marketing Officer from March to December 2005.
– Chief of Staff from July 2004 to March 2005.
– Argentinean nationality.
– MBA Harvard Business School; Industrial Engineer ITBA.
– Previously with KJ Jacobs AG (now Jacobs Holding AG), Zurich, Switzerland as Investment Manager overseeing its equity participation in Adecco (2002 to 2004).
– Founding partner of LID Group (Venture Capital) in Argentina and Brazil (1999 to 2001), and consultant at McKinsey & Company (1997 to 1999).

As per end of December 2005, Senior Management consisted of the following individuals: Klaus J. Jacobs, Jim Fredholm, Sergio Picarelli, Ekkehard Kuppel, and Jean-Manuel Bullukian.

4.2 Other activities and vested interests

Except those described above in 4.1 “Members of Senior Management”, no further permanent management/consultancy functions for significant domestic or foreign interest groups and no official functions or political posts are held by the members of Senior Management of Adecco S.A.

4.3 Management contracts There are no significant management contracts between the Company and external providers of services.

5. Compensation, shareholdings, and loans
5.1 The Company’s compensation philosophy

The Company’s compensation philosophy seeks to recognise and reward performance. Taking into consideration both individual and business unit contributions, the programmes are designed to attract, retain, motivate, and reward employees in order to achieve the Company’s financial and strategic objectives and also to ensure that the total compensation opportunity is internally equitable and externally competitive.

The Company’s compensation programme for Senior Management includes the following five key components:
– base salary
– short-term incentive (bonus)
– long-term incentive
– social charges, pension plan contributions, and fringe benefits
– transitional arrangements (special conditions for assignments abroad)

The compensation of Senior Management is authorised by the full Board of Directors, after recommendation by the NCC.

Corporate Governance

Base salary: Annual base salary represents payment for normal job performance and is determined based on local market conditions and the practices of the industry. It is the intention to pay a base salary that is in line with the market.

Short-term incentive: Annual bonuses are an integral part of the target compensation and are based on quantitative and qualitative objectives. The bonus schemes for the top managers are aligned with the overall group strategic objectives.

Long-term incentive: The key objective of long-term incentive programmes is to ensure loyalty and reward excellence over a defined period. In previous years, a stock option based plan was utilised. The last stock option grant occurred in December 2003. All stock options granted will remain outstanding until the earlier of exercise or expiry. In 2006, a new cash incentive plan, focusing on retention, has been introduced. This plan rewards loyalty but nevertheless is linked to performance during the time of participation in the plan.

Social charges, pension plan contributions and fringe benefits: Payments and contributions are based on local regulations, market conditions, and the practices of the industry.

In order to maintain its competitive positioning, the Company reviews market conditions on a continuing basis. Compensation is of course dependent on outside influences including geographic location, industry, competition, and general business climate. Therefore, locally as well, the Company’s country organisations conduct annual local salary surveys and review country-specific economic data to determine their merit increase guidelines.

5.2 Compensation and shareholding of acting members of governing bodies (Board of Directors and Senior Management)

The total of all compensation conferred during the fiscal year 2005 to the Senior Management and to the executive member of the Board of Directors amounted to EUR 8.9 million. This amount includes honorariums (fees), salaries, credits, bonuses, and benefits in kind (according to market value at time of conferral). The amount conferred to the eight non-executive members of the Board of Directors amounted to EUR 1.9 million.

Bonus payments due in 2006 for the fiscal year 2005 are included and have been calculated based on an estimate of the actual targets achieved. Not included are bonus payments due for 2004 but made during 2005.

Individual compensation and shareholding are presented in the table below.

Corporate Governance

in EUR (exept shares) Name and position	Term of office in 2005	Base salary	Bonus	Other	Total	Shareholding as of 31.12.2005

Members of the Board of Directors
Klaus J. Jacobs Chairman & CEO Co-Chairman	since Nov. 2005 until Nov. 2005				–	7,000,000[1]

Jürgen Dormann Vice-Chairman Board member	since Nov. 2005 until Nov. 2005	193,842			193,842	6,801

Philippe Foriel-Destezet Board member Co-Chairman	since Nov. 2005 until Nov. 2005				–	1[2]

Jakob Baer	since Jan. 2005	290,763			290,763	2,062

Philippe Marcel	since Jan. 2005	400,734		8,284	409,018	134,450[4]

Francis Mer	since Jan. 2005	290,763			290,763	1

Thomas O’Neill	since Jan. 2005	193,842			193,842	2,001

David Prince	since Jan. 2005	193,842			193,842	1

Peter V. Ueberroth	since Jan. 2005	290,763			290,763	1

Members of Senior Management
Klaus J. Jacobs CEO	see above

Jim Fredholm CFO	since Jan. 2005	441,799	581,623	130,330	1,153,752	–

Sergio Picarelli COO Adecco Staffing	since Jan. 2005 until Dec. 2005	484,606	203,682	71,103	759,391	50

Jean-Manuel Bullukian COO Ajilon Professional	since Jan. 2005	361,955	361,955	12,183	736,093	–

Ekkehard Kuppel[3] COO LHH Career Services	since Feb. 2005	313,917	102,736	14,618	431,271	–

Jérôme Caille (CEO until November 2005)	until Nov. 2005	874,229	969,212	2,017,771	3,861,212	28,449

Ray Roe[3]	until Jan. 2005	34,901	39,472	10,388	84,761	–

1	Shares are included in the total shares held by a group to which Klaus J. Jacobs is a member. Further, see section 1.2.
2	Further, see section 1.2 regarding shares held by Akila Finance S.A., Luxembourg.
3	Compensation received in the fiscal year 2005 for activities as member of the Senior Management only, i.e. excluding compensation received in relation to other positions prior or after such activity as member of the Senior Management.
4	Of which 79,080 shares were held by members of Philippe Marcel’s family and 15,420 were held by an investment company in which Philippe Marcel has a 50% ownership and parties related to Philippe Marcel have a participation as well.

Corporate Governance

A severance agreement was entered into with Jérôme Caille, who gave up his functions in 2005. Under the agreement, EUR 1,919,232 which is included in the amount indicated in the above table, was paid in 2005 and approximately EUR 5 million will be paid in 2006.

5.3 Compensation of former members of governing bodies (Board of Directors and Senior Management)

In 2005, compensation payments in the total amount of EUR 2 million were made to six former executive members of governing bodies. No compensation payments were made to former non-executive members of governing bodies.

5.4 Shares allocated

In 2005, 8,489 Adecco S.A. shares were allocated in the form of restricted shares to Jérôme Caille, then CEO, for bonus due for 2004 and earlier. These shares have been released to Jérôme Caille. There were no other shares allocated to individuals.

5.5 Share ownerships

For the individual share ownerships of the Senior Management and the Board of Directors, see the table under 5.2 “Compensation and shareholding of acting members of governing bodies” and section 1.2 “Significant shareholders”. As per December 31, 2005, the non-executive members of the Board of Directors, including parties closely linked, owned 22,333,898 shares. As per December 31, 2005, the members of Senior Management and the executive member of the Board of Directors, including parties closely linked, owned 42,804,230 shares. The members of the Board of Directors and the Senior Management are required to disclose to the Company direct or indirect purchases and sales of equity related securities. Such transactions are published on the website of the French Autorité des Marchés Financiers, AMF (see: http://www.amf-france.org) and SWX Swiss Exchange (see: http://www.swx.com).

5.6 Stock options held

Stock options granted since the merger of Adia and Ecco in 1996 to, exercised by, lapsed from, and held by the members of the Board of Directors and Senior Management in office as of December 31, 2005, are presented in the table below:

Year of grant	Last year of expiry	Strike price (CHF)	Granted	Exercised	Lapsed	Held	Held by Philippe Marcel	Held by Sergio Picarelli[1]

1997	2006	43.00	1,200	(960)		240		240
1998	2008	53.30	176,000	(70,600)		105,400	105,000	400
1999	2008	102.20	144,300		(48,134)	96,166	95,866	300
2000	2009	108.00	1,000		(200)	800		800
2001	2009	85.27	425,000			425,000	250,000	175,000
2002	2010	60.00	87,500			87,500		87,500
2003	2011	60.00	100,000			100,000	100,000
2004	n.a.	n.a.
2005	n.a.	n.a.
Total			935,000	(71,560)	(48,334)	815,106	550,866	264,240

1 Sergio Picarelli relinquished his function as a member of Senior Management in December 2005.

The other members of the Board of Directors or Senior Management have not been granted and did not hold stock options during 2005 or as of December 31, 2005, respectively.

One option entitles the holder to purchase one Adecco S.A. share under the conditions as out-lined in the respective plan.

Options shown as “held” in the table above are included as part of the total options outstanding presented in the table appearing in section 2.7 “Convertible notes and options”.

For additional information on stock options, see section 2 “Capital structure”.

Corporate Governance

5.7 Additional fees and remunerations

No additional fees (including consultancy honorariums [fees], other contracts/agreements) or other remuneration for services performed during 2005 were conferred by the Company to members of the Board of Directors and closely linked parties or to members of Senior Management and closely linked parties.

5.8 Loans granted to governing bodies (Board of Directors, Senior Management, closely linked parties)

The Company, as of December 31, 2005, has no guarantees or loans outstanding or advances or credits granted to members of the Board of Directors or to members of Senior Management, including parties closely linked to such persons.

5.9 Highest total sum of compensation and stock option allotments conferred to a member of the Board of Directors during 2005

The highest total sum of compensation conferred to a member of the Board of Directors during 2005 amounted to EUR 0.4 million. Neither shares nor stock options were allotted to members of the Board of Directors during 2005.

6. Shareholders’ rights See also the Articles of Incorporation (Internet: www.aoi.adecco.com).

Information rights

Swiss law allows any shareholder to obtain information from the Board of Directors during the General Meeting of Shareholders provided no preponderant interests of Adecco S.A., including business secrets, are at stake and the information requested is required for the exercise of shareholders’ rights. Shareholders may only obtain access to the books and records of Adecco S.A. if authorised by the Board of Directors or the General Meeting of Shareholders. Should Adecco S.A. refuse to provide the information requested, shareholders may seek a court order to gain access to such information. In addition, if the shareholders’ inspection and information rights prove to be insufficient, each shareholder may petition the General Meeting to appoint a special commissioner who shall examine certain specific transactions or any other facts in a so-called special inspection. If the General Meeting approves such a request, Adecco S.A. or any shareholder may within 30 days ask the court of competent jurisdiction at Adecco S.A.’s registered office to appoint a special commissioner. Should the General Meeting deny such a request, one or more shareholders who hold at least 10% of the equity capital, or shares with an aggregate nominal value of at least CHF 2 million, may petition the court of competent jurisdiction to appoint a special commissioner. Such request must be granted and a special commissioner appointed if such court finds prima facie evidence that the Board of Directors breached the law or did not act in accordance with Adecco S.A.’s Articles of Incorporation. The costs of the investigation are generally allocated to Adecco S.A. and only in exceptional cases to the petitioner(s).

Dividend payment

Swiss law requires that Adecco S.A. retains at least 5% of its annual net profits as general reserves until such reserves cover 20% of Adecco S.A.’s nominal paid-in share capital (Art. 671 sec. 1. CO). Any remaining net profits may be distributed as dividends, pursuant to a shareholders’ resolution. A claim for payment of dividends declared is time-barred after a period of five years.

The payment and amount of dividends on Adecco S.A. shares are subject to the recommendation of Adecco S.A.’s Board of Directors and the approval of the holders of Adecco S.A. shares at the General Meeting of Shareholders. The method for determining the amounts of capital, reserves, and retained earnings for purposes of determining allowable dividend or retention of reserves is fixed in accordance with Swiss law.

Corporate Governance

Liquidation and dissolution

The Articles of Incorporation do not limit Adecco S.A.’s duration.

Adecco S.A. may be dissolved and liquidated at any time by a resolution of a General Meeting of Shareholders taken by at least two-thirds of the votes allocated to all issued shares (Art. 27 of the Articles of Incorporation; Internet: www.aoi.adecco.com). Under Swiss law, Adecco S.A. may also be dissolved by a court order upon the request of holders of Adecco S.A. shares representing at least 10% of Adecco S.A.’s share capital who assert significant grounds for the dissolution of Adecco S.A. The court may also grant other relief. The court may at all times upon request of a shareholder or obligee decree the dissolution of Adecco S.A. if the required corporate bodies are missing. Adecco S.A. may also be dissolved by adjudication of bankruptcy.

Swiss law requires that any net proceeds from a liquidation of Adecco S.A., after all obligations to its creditors have been satisfied, be used first to repay the nominal equity capital of Adecco S.A. Thereafter, any remaining proceeds are to be distributed to the holders of Adecco S.A. shares in proportion to the nominal value of those Adecco S.A. shares.

Further capital calls by Adecco S.A.

Adecco S.A.’s share capital is fully paid up. Hence, the shareholders have no liability to provide further capital to Adecco S.A.

Pre-emptive rights

Under Swiss law, holders of Adecco S.A. shares have pre-emptive rights to subscribe to any issuance of new Adecco S.A. shares in proportion to the nominal amount of Adecco S.A. shares held by that holder. A resolution adopted at a General Meeting with a supermajority may suspend these pre-emptive rights for significant and material reasons only. Pre-emptive rights may also be excluded or limited in accordance with Adecco S.A.’s Articles of Incorporation (Internet: www.aoi.adecco.com).

6.1 Voting rights and representation restrictions

For further details see section 2.6 “Limitations on registration, nominee registration, and transferability”.

Pursuant to the Articles of Incorporation, a shareholder may be represented by (i) the shareholder’s legal representative, (ii) a third person who need not be a shareholder with written proxy, (iii) a corporate body of Adecco S.A., (iv) an independent proxy, or (v) a depository (Art. 17 sec. 2 of the Articles of Incorporation). At a General Meeting of Shareholders, votes are taken by poll.

6.2 Legal and statutory quorums

There is no provision either in the Articles of Incorporation or under Swiss law requiring a quorum to be present for a General Meeting of Shareholders except for the one according to Art. 27 of the Articles of Incorporation and those implemented in the new Merger Act. The General Meeting shall constitute a quorum regardless of the number of shareholders present and regardless of the number of shares represented (Art. 18 sec. 1 of the Articles of Incorporation; Internet: www.aoi.adecco.com). Holders of an absolute majority of Adecco S.A. shares represented in the General Meeting must vote in favour of a resolution in order for such a resolution to be adopted. In addition, based on the Articles of Incorporation, in order to adopt resolutions regarding:

– changes to Adecco S.A.’s corporate purposes;
– the creation of shares with privileged voting rights;
– restrictions on the transferability of registered shares;
– an authorised or conditional increase in Adecco S.A.’s equity capital;
– an increase in Adecco S.A.’s equity capital by recourse to equity, against contribution in kind,or for the acquisition of assets and the granting of special benefits;
– restriction or elimination of subscription rights;
– relocation of Adecco S.A.’s domicile; or
– dissolution of Adecco S.A. without liquidation

Corporate Governance

Holders of at least two-thirds of the votes represented and the absolute majority of the par value of Adecco S.A. shares represented at such General Meeting must vote in favour of such resolutions.

There are no quorums in Adecco S.A.’s Articles of Incorporation which require a greater majority than that set out by applicable law with the following exceptions: (a) the quorum for a dissolution of Adecco S.A. without liquidation in case of a simplified merger based on the Merger Act and (b) at least a two-thirds majority of the votes allocated to all issued shares is required for the adoption of a resolution concerning the dissolution of Adecco S.A. (see Art. 27 of the Articles of Incorporation; Internet: www.aoi.adecco.com).

In addition to the powers described above, the General Meeting has the power to vote on amendments to Adecco S.A.’s Articles of Incorporation (including the conversion of registered shares to bearer shares), to elect the directors, the statutory auditors and any special auditor for capital increases, to approve the Annual Report, including the statutory financial statements and the annual group accounts, and to set the annual dividend. In addition, the General Meeting has competence in connection with the special inspection and the liquidation of Adecco S.A.

6.3 Convocation of the General Meeting of Shareholders

Notice of a General Meeting of Shareholders must be provided to the shareholders by publishing a notice of such meeting in the “Swiss Official Gazette of Commerce” (“Schweizerisches Handelsamtsblatt”) at least 20 days before the meeting. The notice must state the items on the agenda and the proposals of the Board of Directors and the shareholders who demanded that a General Meeting be called or asked for items to be put on the agenda. Admission to the General Meeting is granted to any shareholder registered in Adecco S.A.’s share register at a certain date, which will be published together with the invitation to the General Meeting in the “Swiss Official Gazette of Commerce” (“Schweizerisches Handelsamtsblatt”).

6.4 Agenda

Under Swiss corporate law, an ordinary General Meeting of Shareholders shall be held within six months after the end of each fiscal year. Extraordinary General Meetings of Shareholders may be called by the Board of Directors or, if necessary, by the statutory auditors. In addition, an extraordinary General Meeting of Shareholders may be called by a resolution of the shareholders adopted during any prior General Meeting of Shareholders or, at any time, by holders of shares representing at least 10% of the share capital.

The Swiss Code of Obligations (“CO”) is applicable to the right to request that a specific item be put on the agenda of a General Meeting of Shareholders and discussed and voted upon. Holders of Adecco S.A. shares with a nominal value of at least CHF 1 million have the right to request that a specific proposal be discussed and voted upon at the next General Meeting.

6.5 Registration in the share register

Shareholders will be registered in the share register of Adecco S.A. until the date defined in the invitation to a General Meeting of Shareholders to be published in the “Swiss Official Gazette of Commerce” (“Schweizerisches Handelsamtsblatt”). Only shareholders who hold shares registered in the share register, or their representatives, are entitled to vote. There are no specific rules regarding the granting of exemptions from the above deadline.

Corporate Governance

7. Changes of control and defence measures

7.1 Duty to make an offer

The Articles of Incorporation of Adecco S.A. do not contain opting-up or opting-out clauses in the sense of Art. 22 and 32 Federal Act on Stock Exchanges and Securities Trading (“SESTA”). Therefore, pursuant to the applicable provisions of the Federal Act on Stock Exchanges and Securities Trading (“SESTA”), if any person acquires shares of Adecco S.A., whether directly or indirectly or acting together with another person, which, added to the shares already owned, exceed the threshold of 33 1/3% of the voting rights of Adecco S.A., irrespective of whether the voting rights are exercisable or not, that person must make an offer to acquire all of the listed equity securities of Adecco S.A. There is no obligation to make a bid under the foregoing rules if the voting rights in question are acquired as a result of a donation, succession or partition of an estate, a transfer based upon matrimonial property law, or execution proceedings or if an exemption is granted.

Adecco S.A.’s Articles of Incorporation do not contain any provisions other than those mentioned in this report (see section 2.6 “Limitations on registration, nominee registration, and transferability”) that would have an effect of delaying, deferring, or preventing a change in control of Adecco S.A.

7.2 Change of control clause There are no change of control clauses in favour of members of the Board of Director or members of the management in place.

8. Auditors

The Annual General Meeting of Shareholders of Adecco S.A. elects the statutory auditor and the group auditor each year. On May 26, 2005, the General Meeting of Shareholders elected Ernst & Young AG, Zurich, as statutory auditor and group auditor of the Company for 2005.

Ernst & Young AG has served as statutory auditor and group auditor since 2002, and its lead auditor, Jan Birgerson, has been coordinating the audit of Adecco S.A.’s statutory financial statements and the Company’s consolidated financial statements since 2004.

The total fee for the group audit of the Company and for the statutory audits of the Company’s subsidiaries for the fiscal year 2005 amounted to EUR 11.2 million.

For the fiscal year 2005, additional fees of EUR 3.0 million were charged for audit-related services such as consultation on accounting issues and Sarbanes-Oxley compliance. Fees for tax services and other services were not significant.

The AC oversees the Company’s financial reporting process on behalf of the Board of Directors.

In this capacity, the AC discussed together with the independent auditors, the conformity of the Company’s financial statements with U.S. generally accepted accounting principles. The independent auditors are responsible for expressing an opinion on the conformity of those financial statements in accordance with U.S. generally accepted accounting principles. Further, the independent auditors are required, under the auditing standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), to discuss with the AC their judgements as to the quality, not just the acceptability, of the Company’s accounting principles and other related matters. In addition, the AC has discussed with the independent auditors the auditor’s independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board, and considered the compatibility of non-audit services with the auditors’ independence.

Additionally, the AC discussed with the Company’s independent auditors the overall scope and plans for the 2005 audit of the Company. The AC also had meetings with the independent auditors, with and without management present, to discuss the results of their examinations, and the overall quality of the Company’s financial reporting.

Corporate Governance

9. Information policy

Adecco S.A. Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders for the fiscal year 2005 is planned to be held on May 23, 2006, at Beaulieu Lausanne Centre de Congrès et d’Expositions, in Lausanne, Switzerland. The venue details will be published in the “Swiss Official Gazette of Commerce” (“Schweizerisches Handelsamtsblatt”) at least 20 days before the meeting.

Adecco S.A. provides quarterly media releases on the Company’s consolidated and divisional results.

Further information

For ordering a free copy of this Annual Report and for further information, see the contact addresses as listed on the inside back cover of the Annual Report (Internet: http://contacts.adecco.com).

Adecco S.A. is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, Adecco S.A. files an Annual Report on Form 20-F with and furnishes other information to the U.S. Securities and Exchange Commission (“SEC”). Copies of the Company’s reports and other information may be inspected and copied at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at +1-800-SEC-0330. The SEC maintains an internet site that contains other reports and other information regarding the Company and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov.

Jakob Baer

Chairman of the
Audit Committee
Member of the Corporate
Governance Committee

Philippe Marcel

Member of the Board
of Directors

Peter V. Ueberroth

Chairman of the
Nomination
and Compensation
Committee

Jürgen Dormann

Vice Chairman
Member of the
Nomination
and Compensation
Committee

Klaus J. Jacobs

Chairman and Chief Executive Officer (CEO) of Adecco Group

Philippe Foriel-Destezet

Member of the Board of Directors

Thomas O'Neill

Member of the Audit Committee

David Prince

Member of the Audit Committee
Member of the Corporate Governance Committee

Francis Mer

Chairman of the Corporate Governance Committee
Member of the Nomination and Compensation Committee

Financial Review

Adecco Group

61	Operating and financial review and prospects

78	Selected financial information

79	Consolidated financial statements

84	Notes to consolidated financial statements

119	Report of the group auditors

Adecco S.A. (Holding Company)

120	Financial statements

122	Notes to financial statements

126	Report of the statutory auditors

127	Major consolidated subsidiaries

Financial Review

In millions, except share and per share amounts

1. Introduction

The information in this discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and the notes thereto that are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are included elsewhere in this Annual Report and with the disclosure concerning forward-looking statements at the end of this section.

Statements throughout this discussion and analysis using the term “the Company” refer to the Adecco Group, which comprises Adecco S.A., a Swiss corporation, its majority-owned subsidiaries and other affiliated entities.

During 2005, the Company’s services were marketed and managed through three divisions: Adecco Staffing, Ajilon Professional, and LHH Career Services. In January 2006, the division structure was replaced by a geographical structure combined with newly introduced global business lines, through which the Company’s main professional services will now be marketed and managed: Adecco Finance & Legal; Adecco Engineering & Technical; Adecco Information Technology; Adecco Medical & Science; Adecco Sales, Marketing & Events; and Adecco Human Capital Solutions. The Company’s country heads continue to manage directly the industrial and office staffing business, while supporting the expansion of and driving efficiency across the global professional business lines at the country level.

1.1 Business and industry background

The Company is the global leader in human resource services including temporary staffing and permanent placement, specialist and professional staffing, and career services consulting and outplacement. The Company’s network of 6,600 branches and over 33,000 full-time equivalent employees in over 70 countries and territories at the end of 2005 connects over 700,000 associates with over 150,000 clients. Registered in Switzerland and managed by a multinational team with expertise in markets worldwide, the Company delivers a broad range of human resource services to meet both the needs of small and large business clients as well as those of qualified associates.

The staffing industry is fragmented and highly competitive. Customer demand is dependent upon the overall strength of the labour market as well as an established trend towards greater workforce flexibility. More liberal labour market laws, particularly for temporary staffing, are beneficial for the industry and have been a driver for greater workforce flexibility. The business is also strongly influenced by the macroeconomic cycle, which typically results in growing demand for employment services during periods of economic expansion and, conversely, contraction of demand during periods of economic downturn. Due to the sensitivity to the economic cycle, forecasting demand for staffing and human resource services is difficult. Typically, customers are not able to provide much advance notice of changes in their staffing needs. Responding to the customer’s fluctuating staffing requirements in a flexible way is a key element of the Company’s strategy and the underlying basis for its diverse staffing and human resource services network.

Anticipating trends in demand is also important to managing internal cost structure. This coupled with our ability to maximise our overall resources and to enhance competitive advantage through our wide variety of services and locations while maintaining standards of quality to both our clients and associates are key components to achieving profitability targets during any part of the economic cycle.

1.2 2005 Divisional structure Adecco Staffing

Adecco Staffing provided flexible temporary staffing and permanent placement services to a broad range of businesses and industries, including the banking, electronics, retail, chemical/ pharmaceutical, manufacturing and telecommunications sectors.

Ajilon Professional

Ajilon Professional offered specialised temporary staffing, permanent placement, and consulting services, with particular emphasis in the areas of information technology, finance, accounting and legal, engineering, and high-end clerical support.

Financial Review

LHH Career Services

LHH Career Services provided outplacement, restructuring, and talent solutions services.

In 2005, the Adecco Staffing, Ajilon Professional and LHH Career Services divisions generated 88%, 11% and 1% of total revenues, respectively. In 2004, the Adecco Staffing, Ajilon Professional and LHH Career Services divisions contributed 89%, 10% and 1%, respectively, of total revenues.

Within the divisions during 2005 management was principally organised by region, defined as North America (United States and Canada), Europe (primarily France, the United Kingdom, Belgium, Germany, Italy, the Netherlands, Spain and Switzerland), Asia Pacific (primarily Japan and Australia), and the Rest of World (primarily Latin America).

1.3 2005 service lines

Revenues and gross profits derived from temporary staffing totalled 94% and 81% in 2005, respectively, compared to 94% and 83% in 2004, respectively. Temporary staffing billings are generally negotiated and invoiced on an hourly basis. Temporary associates record the hours they have worked and these hours, at the rate agreed with the customer, are then accumulated and billed according to the agreed terms. Temporary staffing service revenues are recognised upon rendering of the service. The temporary associate is paid the net hourly amount after statutory deductions on a daily, weekly or monthly basis. Certain other employer payroll-related costs are incurred and the net difference between the amounts billed and payroll costs incurred is reported as gross profit. Temporary associates’ salaries and wages comprised 77% and 76% of total temporary staffing direct costs of services in 2005 and 2004, respectively. Social charges and benefits for the Company’s associates accounted for 20% and 21% of total temporary staffing direct costs of services in 2005 and 2004, respectively.

Revenues and gross profits derived from outsourcing, outplacement, and permanent placement services totalled 6% and 19% in 2005, respectively, compared to 6% and 17% in 2004, respectively. The terms of outsourcing and outplacement services are negotiated with the client on a project basis and revenues are recognised upon rendering of the service. For permanent placement services, the placement fee is directly negotiated with the client. Revenues from permanent placement services are recognised at the time the candidate begins full-time employment and an allowance is established, based on historical information, for any non-fulfilment of permanent placement obligations. Outplacement and permanent placement services provide significantly higher gross margins.

1.4 Key performance indicators

We monitor operational results through a number of key performance indicators and use these measures of current operational performance along with qualitative information and economic trend data to direct the Company’s strategic focus.

These indicators include the following:
– Business mix – the revenue split between temporary staffing, permanent placement and other services.
– Bill rate – an average hourly billing rate for temporary staffing services indicating current price levels within a service line.
– Pay rate – an average hourly payroll rate including social charges for temporary staffing services indicating current costs within a service line.
– Temporary hours sold – the volume, reported on an hourly basis, of temporary staffing services sold.
– Temporary associates – the yearly average of the weekly number of associates placed in temporary staffing positions.
– Client base – the yearly average of the weekly number of active clients with whom the Company is working.
– Permanent placements – the number of candidates placed in permanent job positions.
– Average fee per placement – the average amount received for job placement services.
– Days sales outstanding (“DSO”) – accounts receivable turnover.
– Full time equivalent (“FTE”) employees – the number of full-time employees.
– Branches – the number of locations where the Company performs human resource services.

Financial Review

In millions, except share and per share amounts

1.5 Seasonality

Our quarterly operating results are affected by the seasonality of our customers’ businesses. Demand for temporary staffing services historically has been lowest during the first quarter of the year.

1.6 Currency

The financial results of foreign subsidiaries are translated into Euro, which the Company adopted as its reporting currency in 2003 in recognition of the significance of the Euro to the Company’s operations. In 2005, 52% of total revenues were generated in the Euro zone. Amounts shown in the consolidated statements of operations and consolidated statements of cash flows are translated using average exchange rates for the period. In 2005, the average exchange rate for the U.S. dollar, British pound, Japanese yen, and Swiss franc, which comprised 18%, 9%, 8% and 2% of total revenues, respectively, weakened against the Euro. On the contrary, the average exchange rate for the Australian dollar and Canadian dollar, which each comprised 2% of total revenues, strengthened against the Euro. With the exception of the Swiss franc, the year-end currency exchange rates for currencies used in translating the Company’s consolidated balance sheet, including the U.S. dollar, Japanese yen, British pound, Canadian dollar, and Australian dollar, strengthened against the Euro.

2. Non-U.S. GAAP information and financial measures

The Company uses non-U.S. GAAP financial measures for management purposes. The principal non-U.S. GAAP financial measures are constant currency comparisons and net debt. These measures are used in addition to and in conjunction with results presented in accordance with U.S. GAAP.

Constant currency comparisons and net debt measures should not be relied upon to the exclusion of U.S. GAAP financial measures, but rather reflect an additional measure of comparability and means of viewing aspects of the Company’s operations that, when viewed together with the U.S. GAAP results, provide a more complete understanding of factors and trends affecting our business.

Because constant currency comparisons and net debt are not standardised, it may not be possible to compare our measures with other companies’ non-U.S. GAAP financial measures having the same or a similar name. Management encourages investors to review the Company’s financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

2.1 Constant currency

Constant currency comparisons are calculated by multiplying the prior year functional currency amount by the current year’s foreign currency exchange rate. Management believes that constant currency comparisons are important supplemental information for investors because these comparisons exclude the impact of changes in foreign currency exchange rates, which are outside the Company’s control, and focus on the underlying growth and performance.

2.2 Net debt

Management monitors outstanding debt obligations by calculating net debt. Net debt comprises short-term and long-term debt (and off balance sheet debt, to the extent there is any) less cash and cash equivalents and short-term investments.

Financial Review

The following table reconciles net debt to the most directly comparable financial measures calculated in accordance with U.S. GAAP:

In EUR	31.12. 2005	2.1. 2005

Net debt
Short-term debt and current maturities of long-term debt	550	230
Off balance sheet debt[1]
Long-term debt, less current maturities	722	1,272
Subtotal	1,272	1,502
Less:
Cash and cash equivalents	468	879
Short-term investments	380	324
Net debt	424	299

1	As of December 31, 2005 and January 2, 2005, respectively, there was no off balance sheet debt

3. Operating results

3.1 Overview

2005 saw a strengthening of the overall business environment and continued growth in demand for staffing and human resource services. Countries undergoing favourable regulatory changes, such as Germany and Japan, experienced strong growth. Demand for outplacement services declined during 2005 as demand for these services weakens during a period of economic strength.

The Company’s strategic focus during 2005 was on organic growth through the strengthening of current operations and expansion of the branch network while maintaining tight cost control.

The Company concluded 2005 with the following financial highlights:

– revenues grew 6 % to EUR 18,303;

– operating income increased 16 % to EUR 614;

– net income increased 37 % to EUR 453.

During 2005, the Company made strategic acquisitions in an effort to expand its service offering and to gain market share in existing markets and to develop new markets. This strategy was illustrated in the first quarter of 2005, when the Company announced its investment in Altedia, a leading human resources consulting company in France, which strengthens the LHH Career Services operations. In the second quarter, the Company acquired the Spanish human resources service company Humangroup, which clearly secured the number one temporary staffing market position in Iberia. The addition of StaffWise Legal in the third quarter in the U.S. further strengthens the Company’s professional expertise in the legal market.

3.2 Revenues

Revenues increased 6 % to EUR 18,303 in 2005. This growth was driven primarily by a temporary staffing volume increase as temporary hours sold rose 6% to 1,162 million. During 2005, permanent placement and outsourcing revenues grew at a significantly faster rate than outsourcing revenues thus underscoring the general economic upswing. Permanent placement revenues grew 24 % to EUR 256.

Currency fluctuations had a minimal impact on 2005 revenues.

The fiscal year 2005 included 52 weeks compared to 53 weeks in 2004. In 2005, the Company recognised an increase in revenues of 8%, excluding the impact of the additional week reported in 2004. The additional week in 2004 added approximately EUR 214 or 1% to revenues.

Financial Review

In millions, except share and per share amounts

The divisional breakdown of revenues is presented below:

			% variance		% variance (2004 52 weeks)
In EUR	2005 (52 weeks)	2004 (53 weeks)	EUR	Constant Currency	EUR	Constant Currency

Divisional breakdown of revenues
Adecco Staffing	16,085	15,287	5	5	7	7
Ajilon Professional	2,026	1,797	13	13	14	15
LHH Career Services	192	155	24	26	25	27
Adecco Group	18,303	17,239	6	6	8	8

Adecco Staffing division

Within the Adecco Staffing division, 5 % revenue growth was driven by an increase of 6 % in temporary hours sold. Permanent placement revenues increased by 32 % to EUR 132. The geographical distribution of total Adecco Staffing division revenues is illustrated below:

			% variance		% variance (2004 52 weeks)
In EUR	2005 (52 weeks)	2004 (53 weeks)	EUR	Constant Currency	EUR	Constant Currency

Adecco Staffing division revenues
France	6,113	6,066	1	1	2	2
Italy	1,034	965	7	7	8	8
Iberia	874	668	31	31	33	33
Benelux	815	744	10	10	11	11
United Kingdom	804	742	8	9	9	10
Other Europe	1,466	1,214	21	20	23	21
Europe	11,106	10,399	7	7	8	8

United States	2,536	2,701	(6)	(5)	(5)	(4)
Other North America	180	170	6		7	1
North America	2,716	2,871	(5)	(5)	(4)	(4)

Japan	1,305	1,187	10	13	11	14
Other Asia Pacific	463	432	7	4	8	5
Asia Pacific	1,768	1,619	9	10	10	12

Rest of World	495	398	24	21	26	23

Total Adecco Staffing	16,085	15,287	5	5	7	7

Adecco Staffing Europe

Europe’s revenues rose 7 % to EUR 11,106 in 2005. This overall growth was primarily due to a temporary staffing volume increase as temporary hours sold rose 4 % to 605 million. Additionally temporary staffing services bill rates increased by 2%.

In France, revenues increased 1% to EUR 6,113 in 2005. Temporary hours sold decreased by 2 % and bill rates increased by 3%. Year on year the client base also increased by 3%. Italy recorded revenue growth of 7 % to EUR 1,034 in 2005 as temporary hours sold increased 5%. In Iberia, revenues grew 31 % boosted by the acquisition of Humangroup to EUR 874 in 2005. Excluding the acquisition, Iberia’s revenues increased 8%. In the Benelux countries, revenues increased by 10 % to EUR 815 in 2005 resulting from a temporary hours sold increase of 10%. U.K. revenues grew 8%, or 9 % in constant currency, to EUR 804 in 2005 as temporary hours sold increased 5 % and bill rates grew 4%. In the other European countries, Germany achieved strong revenue growth of 13 % to EUR 365 in 2005, reflecting a 16 % growth in temporary hours

Financial Review

sold and a 3 % decrease in average bill rates. Revenue growth in the Nordic countries was 33%, and 31 % in constant currency due to an increase in temporary hours sold of 25 % and a bill rate growth of 6%. In Switzerland, an increase in temporary hours sold of 12 % led to an increase of revenues of 12%, or 13 % in constant currency.

Adecco Staffing North America

Revenues in North America decreased by 5 % to EUR 2,716 in 2005. Due to its focus on profitable clients, North America decreased its client base by 5 % in 2005 and temporary hours sold fell by 9 % accordingly. Average bill rates increased 4 % reflecting a shift in mix towards more profitable accounts.

Adecco Staffing Asia Pacific

Asia Pacific achieved revenue growth of 9%, or 10 % in constant currency, to EUR 1,768 in 2005. In Japan, deregulation has further removed barriers to temporary employment. Combined with the improved economic environment Japanese revenues grew 10%, or 13 % in constant currency, to EUR 1,305.

Ajilon Professional division

Within the Ajilon Professional division, revenue growth of 13 % was driven by a 9 % increase in temporary hours sold. Revenues from permanent placement grew 15 % to EUR 121. The geographical revenue distribution is illustrated below:

	2005	2004	% variance		% variance (2004 52 weeks)
In EUR	(52 weeks)	(53 weeks)	EUR	Constant Currency	EUR	Constant Currency

Ajilon Professional division revenues
United Kingdom	766	681	13	14	14	15

Other Europe	221	192	15	15	17	17

Europe	987	873	13	14	15	15

United States	658	591	11	12	13	14

Other North America	129	107	20	13	23	15

North America	787	698	13	12	14	14

Asia Pacific	252	226	11	10	13	12

Total Ajilon Professional	2,026	1,797	13	13	14	15

Ajilon Professional Europe

Europe’s revenues grew 13%, or 14 % in constant currency, to EUR 987 mainly due to temporary staffing. Temporary hours sold increases of 5 % drove overall revenue growth, together with bill rate increases of 5%.

Ajilon Professional North America

Revenues in North America increased 13 % to EUR 787. In constant currency, revenues increased 12%. The client base grew by 20 % contributing to an increase in temporary hours sold of 13 % in 2005. These increases were partially offset by a 1 % decrease in bill rates. Permanent placement revenues increased by 41%.

Ajilon Professional Asia Pacific Asia Pacific achieved an 11 % revenue increase, or 10 % in constant currency to EUR 252. Temporary hours sold rose 9 % mainly because of Japan.

In millions, except share and per share amounts	Financial Review

LHH Career Services division

Within the LHH Career Services division, revenue distribution is illustrated below:

	2005	2004	% variance		% variance (2004 52 weeks)
In EUR	(52 weeks)	(53 weeks)	EUR	Constant Currency	EUR	Constant Currency

LHH Career Services division revenues
Europe	81	26	218	218	222	223
North America	111	129	(14)	(13)	(14)	(12)
Total LHH Career Services	192	155	24	26	25	27

LHH Career Services experienced an increase in revenues of 24%, and 26% in constant currency, to EUR 192 in 2005. This increase is due to the acquisition of Altedia. Excluding Altedia, revenues decreased by 12% in constant currency reflecting the counter-cyclical effect of economic recovery on outplacement services – as the economy strengthens, fewer layoffs occur and the demand for outplacement services decreases.

3.3 Gross profit

Gross profit increased 7%, and 8% in constant currency, to EUR 3,086 in 2005. Gross margin improved 20 basis points (“bp”) to 16.9% versus 2004.

The gross margin percentages by service line shows that the temporary staffing gross margin of 14.5% decreased by 10 bp from 2004 to 2005. In 2005, permanent placement activity contributed 130 bp to the Company’s gross margin, an increase of 30 bp compared to 2004. The contribution of outplacement to the Company’s gross margin remained stable at 80 bp. Altedia compensated for the continued difficult trading conditions in the outplacement market.

The contributors to the Company’s gross margin by service lines are as follows:

In %	2005	2004

Gross margin contributors by service lines
– Temporary Staffing	14.5	14.6
– Adecco	14.1	14.2
– Ajilon	0.4	0.4
– Permanent Placement	1.3	1.0
Temporary Staffing & Permanent Placement	15.8	15.6
Other	0.3	0.3
Outplacement	0.8	0.8
Adecco Group	16.9	16.7

Gross profit was also affected by past changes in social legislation in France, the adoption of which resulted in the lower social security charges. The Company established provisions to cover the risk of non-compliance with the various legislation. The results of audits by local governments, the expiration of the statutes of limitation and better historical information led to a change in estimate that resulted in a reduction of provisions. This provision reduction amounted to EUR 11 and EUR 38 in 2005 and 2004, respectively.

Financial Review

3.4 Selling, general and administrative expenses

During 2005, the Company focused on expansion in key markets and, at the same time, maintained an emphasis on cost control. Although selling, general and administrative expenses (“SG & A”) decreased as a percentage of revenues by 10 bp to 13.5 % in 2005 from 13.6 % in 2004. SG & A increased 5%, or 6 % in constant currency, to EUR 2,469 in 2005.

In 2004, SG & A costs included additional costs of EUR 83 associated with the 2003 financial reporting delay, including additional audit work, litigation, and investigations, which were incurred in 2004. Excluding the impact of the costs associated with the 2003 financial reporting delay, SG & A increased by 9 % and increased as a percentage of revenues by 40 bp from 13.1% in 2004.

Compensation expenses, which comprised 67% of total SG&A, increased to EUR 1,649 in 2005, Or 14%. The increase was mainly due to the Company’s expansion of its branch network and the resulting increase in FTE employees. The average branches and the average FTE employees during 2005 increased 8 % to 6,463 and 13 % to 32,426, respectively. At year-end, actual branches exceeded 6,600 and actual FTE employees approximated 33,000.

The following table shows the increase in the average of FTE employees and the average of branches by division:

	FTE employees		% variance	Branches		% variance
	2005	2004		2005	2004

Divisional breakdown (Yearly average)
Adecco Staffing	26,577	23,831	12	5,823	5,433	7
Ajilon Professional	4,069	3,627	12	493	468	5
LHH Career Services	1,209	825	47	147	111	33
Corporate	571	398	44
Adecco Group	32,426	28,681	13	6,463	6,012	8

The following table shows the average FTE employees and the average branches by region:

	FTE employees			Branches
	2005	2004	% variance	2005	2004	% variance

Regional breakdown (Yearly average)
Europe	20,717	18,280	13	4,267	3,904	9
North America	6,388	5,848	9	1,591	1,593
Asia Pacific	3,365	3,102	9	343	292	17
Rest of World	1,956	1,451	35	262	223	18
Adecco Group	32,426	28,681	13	6,463	6,012	8

Marketing expenses increased 1% to EUR 93 in 2005. Bad debt expense decreased by EUR 13 to EUR 12 which reflects the positive effects of the continued focus on collections and of improvements in customer operations.

In 2004, SG & A was reduced by a change in estimate of French payroll liability provisions of EUR 13. In 2005 there was no such reduction.

3.5 Operating income

Operating income increased 16%, to EUR 614 in 2005. Operating income margin improved 30 bp to 3.4 % in 2005 compared to 2004. The costs associated with the 2003 financial reporting delay reduced operating income margin in 2004 by 50 bp. Excluding these costs, operating income in 2004 was EUR 613.

Financial Review

In millions, except share and per share amounts

The breakdown of operating income is presented in the following table:

					% variance
In EUR	2005	% of revenues	2004	% of revenues	EUR	Constant Currency

Operating income
Adecco Staffing	626	3.9	622	4.1	1	1
Ajilon Professional	107	5.3	86	4.8	25	25
LHH Career Services	18	9.3	26	17.0	(32)	(30)
Total divisions	751	4.1	734	4.3	2	2

Costs associated with 2003 financial reporting delay			(83)
Stock-based compensation expense	(11)		(20)
Corporate expenses	(123)		(100)
Amortisation of intangibles	(3)		(1)
Adecco Group	614	3.4	530	3.1	16	16

Adecco Staffing

Adecco Staffing’s operating income increased 1% to EUR 626 in 2005. Gross margin remained stable at 15.0% in 2005 compared to 2004. SG&A increased by 8% and as a percentage of revenues increased 30 bp to 11.2% in 2005.

Within Europe, operating income decreased 7% to EUR 479 in 2005. In France, excluding the impact of changes in estimates of French payroll provisions of EUR 11 in 2005 and EUR 51 in 2004, the return on revenues was 3.6% in 2005 compared to 3.8% in 2004. Expanded operations and a general increase in wages were the primary factors driving this decrease. Other major markets including Japan, Benelux, Nordics, Switzerland and Germany, achieved operating income growth of at least revenue growth. In Italy, the Company suffered during the year from price pressure. In the U.K. changes to business and customer mix, in particular the negative trend in the permanent placement business, combined with higher costs, eroded profitability.

North America further improved the profit situation in 2005 with an increase in operating income of 69%, or 65% in constant currency, to EUR 73 in 2005. This improvement was driven by a focus on profitable accounts, lower workers compensation charges and lower bad debt provisions.

Operating income for Asia Pacific showed a 21%, or 23% in constant currency, improvement to EUR 72 in 2005, principally due to both a gross margin increase and SG&A percentage of revenue decline.

Ajilon Professional

Ajilon Professional’s operating income increased by 25% to EUR 107 in 2005. Improvement in return on revenues was achieved in Europe and North America. Gross profit increased 13%, with a 10 bp increase in gross margin to 24.3% in 2005. SG&A increased 10% and SG&A as a percentage of revenue decreased by 40 bp to 19.1% in 2005.

LHH Career Services

LHH Career Services’ operating income decreased 32%, or 30% in constant currency to EUR 18 in 2005. LHH Career Services responded to the 12% revenue decline in constant currency when excluding Altedia, resulting from the counter-cyclical nature of the outplacement industry by decreasing average FTE employees by 3%, average branches by 5% and total SG & A by 5% in constant currency. The division continued to have the highest return on revenues, with a 9.3% return on revenues in 2005 compared to 17% in 2004.

3.6 Interest expense

Interest expense decreased by EUR 10 to EUR 52 in 2005 compared to EUR 62 in 2004, mainly due to a reduction in debt occurring primarily during the third quarter, and a change in the debt mix.

Financial Review

3.7 Other income/(expenses), net

Other income/(expenses), net, which includes interest income, foreign exchange gains and losses, and other non-operating income/(expenses), net, were EUR 43 in 2005 compared to EUR 8 in 2004. In the fourth quarter 2005, the Company realised a EUR 42 gain on the divestment of a minority holding in Professional Services Industries Holding, Inc. (“PSI”). The Company incurred EUR 13 hedging costs in 2005, which was EUR 7 higher than in 2004.

3.8 Provision for income taxes

The provision for income taxes decreased by EUR 24 to EUR 150 in 2005 compared to EUR 174 in 2004. The effective tax rate for the fiscal year 2005 was 24.8 % compared with 36.5 % last year. The main contributing elements supporting this improvement are: the absence of expenses associated with the 2003 financial reporting delay, which received a lower tax benefit; the successful resolution of a number of prior years’ tax audits; and changes in tax legislation. The benefits from these favourable events during 2005 amounted to EUR 32.

3.9 Net income

Net income for 2005 increased by 37 % to EUR 453, compared to EUR 332 in 2004. Basic EPS was EUR 2.43 for 2005 compared with EUR 1.77 for 2004. In the fourth quarter of 2005, the sale of a minority holding in PSI was completed, which added EUR 31, net of taxes, to the 2005 net income in addition to the EUR 32 income tax benefits from favourable events during 2005. In 2004 a gain on the sale of jobpilot of EUR 30 and the costs associated with the financial reporting delay of EUR 83, or EUR 76, net of tax, is included in the 2004 net income.

4. Outlook

The key drivers for our industry are global GDP trends in developed and emerging markets; increased demand for temporary labour generally but particularly across professional segments as skill shortages rise; and more favourable regulation. These indicators remain broadly positive for the staffing services market in 2006.

Demand for more flexible staffing and human resource solutions is expected as the global economy improves. While it is anticipated that the cyclical nature of the temporary staffing markets will continue, we believe that usage of temporary general and speciality staffing services will increase. Demand for permanent placement is also expected to increase with the continued economic upturn and outplacement services demand is expected to improve due to an anticipated increase in merger and acquisition activity.

The trend towards more favourable regulation of labour markets is continuing.

The Company therefore remains committed to its objective of growth, at or above market rates. At the same time management is confident that the focus on key geographical regions combined with the global professional business line organisations will allow the Company to improve profitability. Further, the Company plans to intensify efforts to enhance its return on invested capital by further emphasising its value-based management incentives system.

5. Subsequent events

As of 2006, the Company has a new organisational structure as described in the Introduction section of this Annual Report. Further, the Company plans to streamline its back offices to one per country and to concentrate its investments in one brand for both general staffing and professional services.

On January 9, 2006, the Company announced that it had entered into an agreement to acquire approximately 29 % of DIS Deutscher Industrie Service AG (“DIS”) total shares outstanding at a price per share of EUR 54.50, subject to regulatory approval. At the same time, the Company also announced its intention to launch a voluntary public tender offer for the remaining shares at the same price. The tender offer was launched on February 6, 2006. On February 13, 2006, an agreement was reached with certain shareholders to purchase an additional 38 % of DIS shares (some of which were subject to regulatory approval) at a price of EUR 58.50 per share, thereby increasing the tender offer price to EUR 58.50 per share. Regulatory approval was obtained from the European Union on March 3, 2006 and on March 8, 2006 the tender offer was concluded. As a result of the various agreements, purchase of shares on the open market and the tender offer, the Company’s total shareholding in DIS amounts to approximately 83 % as of March 22, 2006. Total acquisition costs for the 83 % shareholding are estimated to be EUR 580.

Financial Review

In millions, except share and per share amounts

6. Liquidity and capital resources

Liquidity is the ability to generate sufficient cash flows from operating activities to meet our obligations and commitments. In addition liquidity includes the ability to obtain appropriate financing. Currently, cash needed to finance the Company’s operations is primarily generated through operating activities, bank overdrafts, and the existing multicurrency credit facility. In 2003 and prior years, the Company also issued bonds to finance operations.

The principal funding requirements of the Company’s business include financing working capital and capital expenditures. Capital expenditures mainly comprise the purchase of computer equipment, capitalised software, and cost of leasehold improvements.

Within the Company’s working capital, trade accounts receivable, net of allowance for doubtful accounts, comprises approximately 76% of total current assets. Accrued salaries and wages, payroll taxes and employee benefits and sales and value added taxes comprise 57% of total current liabilities. Working capital financing needs increase as business increases.

Management believes that the ability to generate cash from operations combined with additional capital resources available are sufficient to support expansion of existing business activities and to meet short- and medium-term financial commitments. Additionally, the Company may utilise available cash resources to repay debt. For acquisitions, the Company may choose to utilise available cash resources or secure additional financing.

6.1 Analysis of cash flow statements

The following table illustrates the cash from or used in operating, investing and financing activities:

In EUR	2005	2004

Summary of cash flows information
Net cash from operating activities of continuing operations	298	542
Net cash from/(used in) investing activities of continuing operations	(241)	113
Net cash used in financing activities of continuing operations	(478)	(407)

Cash flows from operations are generally derived from receipt of cash from customers less payments to temporary personnel, regulatory authorities, employees, and other operating disbursements. Cash receipts are dependent on general business trends, foreign currency fluctuations, and cash collection trends measured by DSO. DSO varies significantly within the various countries in which the Company has operations, due to the various market practices within these countries. In general, an improvement of DSO reduces the balance of accounts receivable resulting in cash inflows from operating activities. Cash disbursement activity is predominantly associated with scheduled payroll payments to the temporary personnel. Given the nature of these liabilities, the Company has limited flexibility to adjust its disbursement schedule. Therefore, there is typically not a direct relationship between the timing of cash receipts and disbursements.

Cash and cash equivalents and short-term investments decreased by a total of EUR 355 to EUR 848 at the end of 2005. The decrease was mainly due to the repayment of debt, cost of acquisitions, payment of dividends, purchase of treasury shares, and capital expenditures.

In 2005, cash flows from operating activities of continuing operations decreased by EUR 244 compared to 2004. This decrease is primarily attributable to the overall net increase in accounts receivable exceeding the overall net increase in accounts payable and accrued expenses. The additional week in 2004, which affected the timing of cash collections from our clients and timing of payments, had a positive impact on 2004 cash flows but consequently negatively impacted 2005. DSO remained at 60 days for the full year 2005.

The Company’s capital expenditures amounted to EUR 68 in both 2005 and 2004. Additionally, during 2005, the Company made several acquisitions. 100% of the total Altedia shares outstanding were acquired through an 85% owned subsidiary, for a total purchase price, net of cash acquired, of EUR 91 while Humangroup was acquired for a total purchase price, net of cash acquired, of EUR 57. During 2005, the Company invested EUR 41, on a net basis, in short-term investments, whereas in 2004 net proceeds amounted to EUR 110.

During 2005 and 2004, the Company repaid EUR 249 and EUR 336 of long-term debt, respectively. Further, in 2005 and 2004 dividend payments to shareholders were EUR 122 and EUR 86, respectively.

Cash settlements of derivative instruments resulted in a net outflow of EUR 44 in 2005 and a net inflow of EUR 107 in 2004.

Financial Review

6.2 Additional Capital Resources

As of December 31, 2005, the Company’s total capital resources amounted to EUR 3,448, comprising EUR 1,272 in debt and EUR 2,176 in equity, excluding treasury stock. Long-term debt was EUR 722 as of December 31, 2005 and EUR 1,272 as of January 2, 2005 and includes long-term notes, convertible notes, convertible bonds, and bonds. The borrowings, which are unsubordinated and unsecured, are denominated in Swiss francs, U.S. dollars, and Euros and have maturity dates ranging from 2006 to 2013. During 2005, the Company reduced its short and long-term debt including foreign currency effect by EUR 230.

Net debt increased by EUR 125 to EUR 424 as of December 31, 2005. This increase was mainly due to the following: the purchase of Altedia and Humangroup combined with dividend payments, the purchase of treasury shares, and capital expenditures offset by operating cash flow of EUR 298. Net debt is defined as short-term and long-term debt, off balance sheet debt less cash and cash equivalents and short-term investments. There was no off balance sheet debt as of year-end 2005 and 2004.

To support short-term working capital and borrowing requirements, as of December 31, 2005, the Company had lines of credit amounting to EUR 316 of which EUR 26 was used.

In addition, the Company maintains a multicurrency revolving credit facility issued by a syndicate of banks which permits borrowings up to a maximum of EUR 580. The credit facility was entered into for general corporate purposes including refinancing of advances and letters of credit. The interest rate is based on LIBOR, or EURIBOR (for drawings denominated in Euro), plus a margin, which varies depending on the Company’s debt-to-EBITDA ratio. As of December 31, 2005 and January 2, 2005, there were no outstanding borrowings under the credit facility. As of December 31, 2005, the Company had EUR 416 available under the credit facility after utilising EUR 164 in the form of letters of credit.

Under the terms of the various short and long-term credit agreements, the Company is subject to covenants requiring, among other things, compliance with certain financial tests and ratios. As of December 31, 2005, the Company was in compliance with all financial covenants.

For further details regarding financing arrangements see Note 8 to the consolidated financial statements.

The Company manages its cash position to ensure that contractual commitments are met and reviews cash positions against existing obligations and budgeted cash expenditures. The Company’s policy is to invest excess funds primarily in investments with original maturities of 12 months or less. The Company’s current cash and cash equivalents and short-term investments are invested primarily within Europe, with 16 % invested in Switzerland and 70 % invested in other European countries. There are no restrictions on the transferability of these funds among entities within the Company. See Note 4 to consolidated financial statements for a further discussion of short-term investments.

6.3 Contractual Obligations

The Company’s contractual obligations are presented in the following table:

In EUR	Total	2006	2007	2008	2009	2010	Thereafter

Payments due by period
Short-term debt obligations	26	26
Long-term debt obligations	1,246	524	1	122			599
Interest on long-term debt obligations	124	37	7	7			73
Operating leases	496	136	107	85	65	47	56
Total	1,892	723	115	214	65	47	728

Short-term debt obligations consist of bank overdrafts and borrowings outstanding under the lines of credit. Long-term debt obligations consist primarily of EUR 363 and USD 190 of guaranteed notes both due and paid in March 2006 as well as EUR 599 of guaranteed convertible debt due 2013. These debt instruments were issued in part to refinance existing debt, optimise available interest rates, and increase the flexibility of cash management.

Future minimum rental commitments under non-cancellable leases comprise the majority of the operating lease obligations presented above. We expect to fund these commitments with existing cash and cash flows from operations. Operating leases are employed by the Company to maintain the flexible nature of the branch network.

In millions, except share and per share amounts	Financial Review

As of December 31, 2005, the Company’s commitments to acquire equipment amounted to EUR 2 while commitments under various marketing arrangements amounted to EUR 7 and other vendor arrangements amounted to EUR 5.

6.4 Additional funding requirements

On January 9, 2006, the Company announced that it had entered into an agreement to acquire approximately 29 % of DIS total shares outstanding at a price per share of EUR 54.50, subject to regulatory approval. At the same time, the Company also announced its intention to launch a voluntary public tender offer for the remaining shares at the same price. The tender offer was launched on February 6, 2006. On February 13, 2006, an agreement was reached with certain shareholders to purchase an additional 38 % of DIS shares (some of which were subject to regulatory approval) at a price of EUR 58.50 per share, thereby increasing the tender offer price to EUR 58.50 per share. Regulatory approval was obtained from the European Union on March 3, 2006 and on March 8, 2006 the tender offer was concluded. As a result of the various agreements, purchase of shares on the open market and the tender offer, the Company’s total shareholding in DIS amounts to approximately 83 % as of March 22, 2006. Total acquisition costs for the 83 % shareholding are estimated to be EUR 580.

To finance the acquisition of DIS and fulfill payment of the net purchase price in connection with the voluntary public tender offer, the Company entered into an agreement on January 13, 2006 for a EUR 695 term loan facility under which the Company is entitled to request credit lines with terms of up to 6 months within 180 days after signing of the credit agreement. Interest on the facility is charged at EURIBOR plus a margin of 0.275%. The Company has an option to extend the 180 day period by 12 months.

The Company plans for approximately EUR 90 to be invested in fixed assets for existing operations including planned branch openings in 2006.

Further planned cash outflows include payment of contractual obligations disclosed in the above table and distribution of dividends for 2005 in the amount of CHF 1.00 per share to shareholders of record on the date of payment. The maximum amount of dividends payable based on the total number of shares issued (excluding treasury shares) of 186,097,645 and conditional shares of 21,222,915 is CHF 207. Payment of dividends is subject to approval by the Annual General Meeting of shareholders.

The Company has entered into certain guarantee contracts and standby letters of credit that total EUR 874, including those letters of credit issued under the multicurrency revolving credit facility. The guarantees primarily relate to government requirements for operating a temporary staffing business in certain countries and are generally renewed annually. Other guarantees relate to operating leases and credit lines. The standby letters of credit mainly relate to workers compensation in the U.S. If the Company is not able to obtain and maintain letters of credit and/or guarantees from third parties then the Company would be required to collateralise its obligations with cash. Due to the nature of these arrangements and historical experience, the Company does not expect to be required to collateralise its obligations with cash.

6.5 Off balance sheet arrangements

The Company formerly maintained a securitisation agreement for certain U. K. receivables. On May 13, 2004, the Company elected to repay the outstanding balance of EUR 37, and the external debt financing of the U. K. securitisation agreement was terminated. Accordingly, as of December 31, 2005 and January 2, 2005, there were no off balance sheet arrangements.

6.6 Income taxes

The Company has reserves for taxes that may become payable in future periods as a result of tax audits. At any given time, the Company is undergoing tax audits in different tax jurisdictions and covering multiple years. Ultimate outcomes of these audits could, in a future period, have a significant impact on cash flows.

Based upon currently available information, the Company is not able to determine if it is reasonably possible that the final outcome of tax audits will result in a materially different outcome than that assumed in its tax reserves.

6.7 Credit ratings

The Company’s most current credit rating from Moody’s is Baa3 with positive outlook and from Standard & Poor’s is BBB– with positive outlook. Both ratings are investment grade.

Financial Review

7. Financial risk management
7.1 Foreign currency and derivative financial instruments

The Company is exposed to market risk, primarily related to foreign exchange, interest rates, and equity market risk. Except for the equity market risk, these exposures are actively managed by the Company in accordance with written policies approved by the Board of Directors. The Company’s objective is to minimise, where deemed appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates and interest rates. It is the Company’s policy to use a variety of derivative financial instruments to hedge the volatility relating to these exposures in the absence of natural hedges.

The Company uses interest rate swaps to hedge interest rate risks and to maintain a balance between fixed rate and floating rate debt. The terms of the interest rate swaps generally match the terms of specific debt agreements. Additional discussion of these interest rate swaps is located in Note 13 to consolidated financial statements.

Depending on the amount of outstanding foreign currency forward contract hedges and the fluctuation of exchange rates, the settlement of these contracts may result in significant cash inflows or cash outflows.

Given the global nature of the Company’s business, the Company is exposed to foreign exchange movements, primarily in the currencies of the United States, the United Kingdom, Japan, and subsidiaries whose functional currency is the Euro. Consequently, the Company enters into various contracts, such as foreign currency forward contracts and cross-currency swaps, which change in value as foreign exchange rates change, to preserve the value of assets, equity, and commitments. During 2004, the Company restructured the financing of its investments in U.S. operations and entered into forward foreign currency contracts to hedge a portion of the Company’s exposure to fluctuations in the U.S. dollar against the Swiss franc. These contracts were closed during the course of 2005. Additional discussion of forward contracts is located in Note 13 to consolidated financial statements.

8. Controls and compliance

The Company is committed to maintaining the highest standards of ethical business conduct. The Company has a Chief Compliance and Business Ethics Officer who oversees worldwide compliance practices and business ethics and reports to the Board of Directors.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in reports the Company files or submits is recorded, processed, summarised, and reported within the time periods specified in the applicable rules and that such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report, which has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

As a result of Section 404 of Sarbanes-Oxley and the rules issued thereunder, the Company will be required to include in its Annual Report on Form 20-F for its 2006 fiscal year a report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting. The Company’s independent auditors will also be required to attest to and report on management’s assessment.

9. Critical accounting policies, judgements, and estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to adopt accounting policies and make significant judgements and estimates. There may be alternative policies and estimation techniques that could be applied. The Company has established a review process to monitor the application of new accounting policies and the appropriateness of estimates. Changes in estimates may result in adjustments based on change of circumstances and availability of new information. Therefore, actual results could differ materially from estimates. The policies and estimates discussed below either involve significant estimates or judgements or are material to the Company’s financial statements. The selection of critical accounting policies and estimates has been discussed with the Board of Directors, the Audit Committee, and the independent auditors. The Company’s significant accounting policies are disclosed in Note 1 to the consolidated financial statements.

Financial Review

In millions, except share and per share amounts

9.1 Accruals and provisions

Various accruals and provisions are recorded for sales and income taxes, payroll related taxes, pension and health liabilities, workers’ compensation, profit sharing, and other similar items taking into account local legal and industry requirements. The estimates used to establish accruals and provisions are based on historical experience, information from external professionals, including actuaries, and other facts and reasonable assumptions under the circumstances. If the historical data the Company uses to establish its accruals and provisions does not reflect the Company’s ultimate exposure, accruals and provisions may need to be increased or decreased and future results of operations could be materially affected.

On a routine basis, governmental agencies in some of the countries in which we operate will audit our payroll tax calculations and our compliance with other payroll-related regulations. These audits focus primarily on documentation requirements and our support for our payroll tax remittances. Due to the nature of our business, the number of people employed, and the complexity of some payroll tax regulations, the Company may have some adjustments to the payroll tax remittances as a result of these audits. We make an estimate of the additional remittances that may be required and record the estimate as a component of direct costs of services or SG & A, as appropriate. The estimate is based on the results of past audits, with consideration for changing business volumes and changes to the payroll tax regulations. To the extent that actual experience differs from the estimates, the Company will increase or decrease the reserve balance.

The French government has instituted various social programmes, the adoption of which resulted in the recognition of a lower social security charge. In France, compliance with social security rules is subject to governmental audits for a defined period of years. A provision must be created not only for the amounts due to customers, but also to cover the risk of non-compliance findings of governmental audits. Estimates of provisions are based on historical experience. Expenses are included in direct costs of services, as well as in SG & A. Experience in complying with these rules, expiration of the statutes of limitation and the results of audits by local authorities, as well as changes in the laws governing these social programmes may require revision to management estimates and may materially impact the consolidated financial statements of the Company. Such revisions to estimates resulted in the release of provisions for social security charges to the consolidated statements of operations of EUR 11 in 2005 and EUR 51 in 2004.

In most states of the U.S., the Company is self-insured for workers’ compensation claims by temporary workers. The provision recognised is based on actuarial valuations which take into consideration historical claim experience and workers’ demographic and market components. Workers’ compensation expense is included in direct costs of services. Significant weakening of the U.S. market, changes in actuarial assumptions, increase of claims or changes in laws may require additional workers’ compensation expense. Improved claim experience may result in lower workers’ compensation premiums.

In the U.S., the Company incurs costs for unemployment taxes based on taxable wages (which include the wages of its temporary staff) and tax rates notified by each state. The Company has been advised by certain states that they are reviewing the unemployment tax rates applied by the Company as a result of certain past changes in structure in the U.S. The Company anticipates that it will receive assessments from these states. It is possible that other states will initiate similar reviews. As of December 31, 2005, the Company has reserved EUR 9 for potential assessments. Liability, if any, will depend on resolution of future assessments. There can be no assurance that, when finally resolved, the total liability arising from state unemployment tax reviews will not exceed the amount of the reserve or be material to the Company’s consolidated financial position, results of operations or cash flows.

9.2 Allowance for doubtful accounts

The Company makes judgements as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provisions are made based on a specific review of significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing percentages, based on the age of the receivable. In determining these percentages, the Company analyses its historical collection experience and current economic trends. In the event that recent history and trends indicate that a smaller or larger allowance is appropriate, the Company would record a credit or charge to selling, general and administrative expenses during the period in which such determination was made. Since the Company cannot predict with certainty future changes in the financial stability of its customers, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected. As of December 31, 2005, the Company had receivables in the amount of EUR 41 due from Siciliana Servizi Emergenza S.p.A. (“Si.S.e.”), an Italian agency of the Red Cross. Of this amount EUR 34 was past due at year-end. The Company has not established an allowance for doubtful accounts as it believes the amount to be fully col-

Financial Review

lectible. As of December 31, 2005 and January 2, 2005, the Company had recorded an allowance for doubtful accounts of EUR 126 and EUR 135, respectively. Bad debt expense of EUR 12 and EUR 25 was recorded in 2005 and 2004, respectively.

9.3 Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for the future tax benefit of existing net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets in those cases when realisation is more unlikely than not. While management believes that its judgements and estimations regarding deferred income tax assets and liabilities are appropriate, significant differences in actual experience may materially affect the Company’s future financial results.

In addition, significant judgement is required in determining the worldwide provision for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Many of these uncertainties arise as a consequence of inter-company transactions and arrangements. Although management believes that its tax return positions are supportable, no assurance can be given that the final outcome of these matters will not be materially different from amounts reflected in the income tax provisions and accruals. Such differences could have a material effect on the income tax provisions or benefits in the periods in which such determinations are made.

Interim reporting for income taxes is based on an estimated annual tax rate. In determining this rate, management makes estimates about taxable income for each subsidiary within the Company and the tax rate in effect in each jurisdiction. In addition, discrete events are reported in the quarter in which they occur. To the extent these estimates change during the year, the actual results will differ from these estimates. In addition, should discrete events take place during a particular quarter, the estimated annual tax rate may change between quarterly periods and may differ from the actual tax rate for the year.

9.4 Impairment of goodwill

The carrying value of goodwill is reviewed annually for impairment, at a reporting unit level. The annual impairment test is performed during the fourth quarter based on financial information as of November 1. In interim periods, an impairment test will be performed in the instance that an event occurs or there is a change in circumstances which would indicate that the carrying value of goodwill may be impaired.

In step one of the impairment test, the carrying value of each reporting unit is compared with the reporting unit’s fair value as determined using a combination of comparable market multiples, additional market information and discounted cash flow valuation models. If the fair value of the reporting unit is lower than the carrying value of the reporting unit, step two is performed to measure the amount, if any, of impairment. In step two, the fair value of all assets and liabilities of the reporting unit is determined, as if the reporting unit had been acquired on a stand-alone basis. The fair value of the reporting unit’s assets and liabilities is then compared with the fair value of the reporting unit, with the excess, if any, considered to be the implied goodwill of the reporting unit. If the carrying value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is recorded as an impairment loss in operating income.

Determining the fair value of a reporting unit and, if necessary, its assets and liabilities requires that the Company make certain estimates and judgements about assumptions which include expected revenue growth rates, profit margins, working capital levels, discount rates, and capital expenditures. Estimates and assumptions are based on historical and forecasted operational performance and consider external market and industry data. In 2005 and 2004, no impairment loss was recognised.

Differences between the estimates used by management in its assessment and the Company’s actual performance, as well as market and industry developments, changes in the business strategy that may lead to reorganisation of reporting units, and the disposal of businesses could all result in an impairment of goodwill.

9.5 Contingencies

In the ordinary course of business conducted around the world, the Company faces loss contingencies that may result in the recognition of a liability or the write-down of an asset. Management periodically assesses these risks based on information available and assessments from external professionals.

In millions, except share and per share amounts	Financial Review

As discussed in Note 18 to the consolidated financial statements, the Company is currently involved in various claims and legal proceedings, including securities class action lawsuits in the U.S., U.S. state unemployment tax reviews, and an antitrust investigation in France. Periodically, the status of each significant loss contingency is reviewed to assess the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, an accrued liability for the estimated loss is recorded. Because of uncertainties related to these matters, accruals are based on the best information available at the time. As additional information becomes available, the potential liability related to pending claims and litigation is reassessed and estimates are revised. Such revisions in the estimates of the potential liabilities could have a material impact on results of operations and financial position.

10. Forward-looking statements

Information in this Annual Report may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this Annual Report are based on information available to the Company as of the date of this release, and we assume no duty to update any such forward-looking statements. The forward-looking statements in this Annual Report are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could affect the Company’s forward-looking statements include, among other things:

– global GDP trends and the demand for temporary work;

– changes in regulation of temporary work;

– intense competition in the markets in which the Company competes;

– changes in the Company’s ability to attract and retain qualified temporary personnel;

– the resolution of U.S. unemployment tax reviews, the resolution of the French anti-trust investigation, and the resolution of the U.S. class action; and

– any adverse developments in existing commercial relationships, disputes or legal proceedings.

Please refer to the Company’s Annual Report on Form 20-F for the year ended January 2, 2005, and other reports filed with or submitted to the U.S. Securities and Exchange Commission from time to time, for further discussion of the factors and risks associated with our business.

Financial Review

In millions, except share and per share information

For the fiscal years (in EUR)	2005 (52 weeks)	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)	2001 (52 weeks)

Statements of operations
Revenues	18,303	17,239	16,226	17,085	18,034
Operating income[1]	614	530	509	454	48
Income/(loss) from continuing operations	453	302	308	250	(282)
Income/(loss) from discontinued operations		30	(3)	(8)
Net income/(loss)	453	332	305	242	(282)

As of (in EUR)	31.12.2005	2.1.2005	28.12.2003	29.12.2002	30.12.2001

Balance sheets
Cash and cash equivalents and short-term investments	848	1,203	968	209	376
Trade accounts receivable, net	3,659	3,149	2,947	2,899	3,130
Goodwill[2]	1,434	1,196	1,241	1,421	1,543
Total assets	6,839	6,441	6,316	5,826	6,297

Short-term debt and current maturities of long-term debt	550	230	377	227	671
Accounts payable and accrued expenses	3,287	3,025	2,772	2,809	2,913
Long-term debt, less current maturities	722	1,272	1,479	1,334	1,382
Total liabilities	4,702	4,666	4,769	4,487	5,090
Total shareholders’ equity	2,117	1,773	1,547	1,339	1,206

For the fiscal years (in EUR)	2005 (52 weeks)	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)	2001 (52 weeks)

Cash flows from continuing operations
Cash flows from operating activities	298	542	453	442	929
Cash flows from/(used in) investing activities	(241)	113	(432)	(181)	(348)
Cash flows from/(used in) financing activities	(478)	(407)	357	(407)	(526)

Other indicators
Capital expenditures, net	68	67	52	100	192
Net debt[3]	424	299	924	1,411	1,751

As of	31.12.2005	2.1.2005	28.12.2003	29.12.2002	30.12.2001

Additional statistics
Number of employees at end of year (approximate)	35,000	30,000	28,000	29,000	30,000

1	Operating income includes amortisation of intangible assets of EUR 3, EUR 1, EUR 6, EUR 4, and EUR 6 for 2005, 2004, 2003, 2002, and 2001, respectively. It also includes amortisation of goodwill of EUR 724 for 2001.
2	Effective the first day of fiscal year 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, that requires that goodwill no longer be amortised to earnings.
3	Net debt is a non-U.S. GAAP measure and comprises short-term and long-term debt, and off balance sheet debt of EUR 36, EUR 59 and EUR 74, in 2003, 2002, and 2001, respectively, relating to the securitisation of receivables, less cash and cash equivalents and short-term investments. There was no off balance sheet debt at the end of 2005 and 2004. For a reconciliation of net debt to the most comparable U.S. GAAP measure, see page 63 and 64.

Financial Review

In millions, except share and per share information

As of (in EUR)		31.12. 2005	2.1. 2005

Assets
Current assets:
– Cash and cash equivalents		468	879
– Short-term investments	Note 4	380	324
– Trade accounts receivable, net	Note 5	3,659	3,149
– Other current assets	Note 15	298	260
Total current assets		4,805	4,612

Property, equipment, and leasehold improvements, net	Note 6	240	261
Other assets	Note 15	312	364
Intangible assets, net	Note 2, 7	48	8
Goodwill	Note 2, 7	1,434	1,196
Total assets		6,839	6,441

Liabilities and shareholders’ equity
Liabilities
Current liabilities:
– Accounts payable and accrued expenses:
– Accounts payable		183	152
– Accrued salaries and wages		851	758
– Accrued payroll taxes and employee benefits		834	764
– Accrued sales and value added taxes		513	487
– Accrued income taxes	Note 15	328	341
– Other accrued expenses		578	523
– Total accounts payable and accrued expenses		3,287	3,025
– Short-term debt and current maturities of long-term debt	Note 8	550	230
Total current liabilities		3,837	3,255

Long-term debt, less current maturities	Note 8	722	1,272
Other liabilities	Note 15	143	139
Total liabilities		4,702	4,666

Minority interests		20	2

Shareholders’ equity
Common shares	Note 10	117	116
Additional paid-in capital		2,045	2,026
Treasury stock, at cost	Note 10	(59)	(1)
Accumulated deficit		(25)	(356)
Accumulated other comprehensive income/(loss), net	Note 10	39	(12)
Total shareholders’ equity		2,117	1,773
Total liabilities and shareholders’ equity		6,839	6,441

The accompanying notes are an integral part of these consolidated financial statements.

Financial Review

In millions, except share and per share information

For the fiscal years (in EUR)		2005 (52 weeks)	2004 (53 weeks)	2003 (52 weeks)

Revenues	Note 17	18,303	17,239	16,226
Direct costs of services		(15,217)	(14,365)	(13,469)
Gross profit		3,086	2,874	2,757
Selling, general and administrative expenses		(2,469)	(2,343)	(2,242)
Amortisation of intangible assets	Note 7	(3)	(1)	(6)
Operating income	Note 17	614	530	509
Interest expense		(52)	(62)	(70)
Other income/(expenses), net	Note 14	43	8
Income applicable to minority interests		(2)
Income before income taxes, discontinued operations, and cumulative effect of change in accounting principle		603	476	439
Provision for income taxes	Note 15	(150)	(174)	(128)
Income from continuing operations and before cumulative effect of change in accounting principle		453	302	311
Income/(loss) from discontinued operations	Note 3		30	(3)
Cumulative effect of change in accounting principle, net of tax				(3)
Net income		453	332	305

Basic earnings per share data:
– Continuing operations		2.43	1.61	1.66
– Discontinued operations			0.16	(0.01)
– Cumulative effect of change in accounting principle				(0.02)
Basic earnings per share	Note 16	2.43	1.77	1.63

Basic weighted-average shares	Note 16	186,599,019	187,074,416	186,744,214
Diluted earnings per share data:
– Continuing operations		2.34	1.54	1.63
– Discontinued operations			0.15	(0.01)
– Cumulative effect of change in accounting principle				(0.01)
Diluted earnings per share	Note 16	2.34	1.69	1.61

Diluted weighted-average shares	Note 16	196,546,937	201,328,174	195,777,267

The accompanying notes are an integral part of these consolidated financial statements.

Financial Review

In millions, except share and per share information

For the fiscal years (in EUR)	2005 (52 weeks)	2004 (53 weeks)	2003 (52 weeks)

Cash flows from operating activities of continuing operations
Net income	453	332	305
Adjustments to reconcile net income to cash flows from operating activities of continuing operations:
– (Income)/loss from discontinued operations		(30)	3
– Depreciation and amortisation	109	120	142
– Bad debt expense	12	25	44
– Stock-based compensation	11	20	6
– Deferred tax provision/(benefit)	14	(3)	65
– Other charges	(16)	14	25

Changes in operating assets and liabilities, net of acquisitions:
– Trade accounts receivable	(357)	(281)	(219)
– Accounts payable and accrued expenses	80	318	94
– Other assets and liabilities	(8)	27	(12)
Cash flows from operating activities of continuing operations	298	542	453

Cash flows from/(used in) investing activities of continuing operations
Capital expenditures	(68)	(68)	(54)
Proceeds from sale of property and equipment		1	2
Acquisition of Altedia, net of cash acquired	(91)
Acquisition of Humangroup, net of cash acquired	(57)
Purchase of available-for-sale securities	(164)	(84)	(178)
Purchase of term deposits	(327)	(84)	(225)
Proceeds from sale of available-for-sale securities	206	82
Proceeds from sale of term deposits	244	196
Proceeds from sale of PSI	42
Cash settlements on derivative instruments	(9)	93	31
Other acquisition and investing activities, net	(17)	(23)	(8)
Cash flows from/(used in) investing activities of continuing operations	(241)	113	(432)

Financial Review

For the fiscal years (in EUR)	2005 (52 weeks)	2004 (53 weeks)	2003 (52 weeks)

Cash flows from/(used in) financing activities of continuing operations
Net decrease in short-term debt	(23)	(11)	(167)
Borrowings on long-term debt, net of issuance costs			580
Repayment of long-term debt	(249)	(336)	(74)
Dividends paid to shareholders	(122)	(86)	(75)
Common stock options exercised	9	7	9
Cash settlements on derivative instruments	(35)	14	76
(Purchase)/proceeds from sale of treasury shares	(58)	5	1
Other financing activities			7
Cash flows from/(used in) financing activities of continuing operations	(478)	(407)	357

Net proceeds from sale of discontinued operations		64

Effect of exchange rate changes on cash	10	2	(21)

Net increase/(decrease) in cash and cash equivalents	(411)	314	357

Cash and cash equivalents:
– Beginning of year	879	565	208
– End of year	468	879	565

Supplemental disclosures
Supplemental disclosures of cash paid
Cash paid for interest	42	49	63
Cash paid for income taxes	169	117	134

Supplemental disclosures of non-cash investing activities
Stock received in the sale of jobpilot		24
Asset retirement obligations	3	(3)	12

The accompanying notes are an integral part of these consolidated financial statements.

Financial Review

In millions, except share and per share information

In EUR	Common shares	Additional paid-in capital	Treasury stock, at cost	Accumulated deficit	Accumulated other compre- hensive income/ (loss), net	Total shareholders’ equity

December 30, 2002	116	1,978	(6)	(832)	83	1,339

Comprehensive income:
Net income				305		305
Other comprehensive income/(loss), net of tax
– Currency translation adjustment					(41)	(41)
– Unrealised gain on cash flow hedging activities					3	3
– Minimum pension liability adjustment					(2)	(2)
– Changes in available-for-sale securities					2	2
Total comprehensive income						267
Stock-based compensation		6				6
Common stock options exercised		9				9
Treasury stock transactions			1			1
Cash dividends, CHF 0.60 per share				(75)		(75)

December 28, 2003	116	1,993	(5)	(602)	45	1,547

Comprehensive income:
Net income				332		332
Other comprehensive income/(loss), net of tax
– Currency translation adjustment					(57)	(57)
– Unrealised gain on cash flow hedging activities					3	3
– Minimum pension liability adjustment					(5)	(5)
– Changes in available-for-sale securities					2	2
Total comprehensive income						275
Stock-based compensation		25				25
Common stock options exercised		7				7
Treasury stock transactions		1	4			5
Cash dividends, CHF 0.70 per share				(86)		(86)

January 2, 2005	116	2,026	(1)	(356)	(12)	1,773

Comprehensive income:
Net income				453		453
Other comprehensive income/(loss), net of tax
– Currency translation adjustment					44	44
– Unrealised loss on cash flow hedging activities					(1)	(1)
– Minimum pension liability adjustment					6	6
– Changes in available-for-sale securities					2	2
Total comprehensive income						504
Stock-based compensation		11				11
Common stock options exercised	1	8				9
Treasury stock transactions			(58)			(58)
Cash dividends, CHF 1.00 per share				(122)		(122)

December 31, 2005	117	2,045	(59)	(25)	39	2,117

The accompanying notes are an integral part of these consolidated financial statements.

Financial Review

In millions, except share and per share information

Note 1 – The business and summary of significant accounting policies Business

The consolidated financial statements include Adecco S.A., a Swiss corporation, its majority-owned subsidiaries and other affiliated entities (collectively, the “Company”). The Company’s principal business is providing personnel services to businesses and organisations worldwide. During 2005, the Company’s services were marketed and managed through three divisions: Adecco Staffing, Ajilon Professional, and LHH Career Services. The Adecco Staffing division provided flexible temporary staffing and permanent placement services to a broad range of businesses and industries, including the banking, electronics, retail, chemical/pharmaceutical, and telecommunications sectors. The Ajilon Professional division offered specialised temporary staffing, permanent placement, and consulting services, with particular emphasis in the areas of information technology, finance, accounting and legal, engineering, and high-end clerical support. The LHH Career Services division provided outplacement, restructuring, and talent solutions services.

Prior to the sale of jobpilot GmbH and subsidiaries (“jobpilot”), the Company provided services through a fourth division: e-HR Services & Others, which provided online recruitment advertising. On April 22, 2004, the jobpilot operations were sold, and accordingly the operating results, assets and liabilities and cash flows related to jobpilot have been reclassified as discontinued operations in the consolidated financial statements.

In January 2006, the division structure was replaced by a geographical structure combined with newly introduced global business lines through which the Company’s main professional services will now be marketed and managed: Adecco Finance & Legal; Adecco Engineering & Technical; Adecco Information Technology; Adecco Medical & Science; Adecco Sales, Marketing & Events; and Adecco Human Capital Solutions. The Company’s country heads continue to manage directly the industrial and office staffing business, while supporting the expansion of and driving efficiency across the global professional business lines at the country level.

The Company provides services to businesses and organisations located throughout North America, Europe, Asia Pacific, Latin America, and Africa.

Basis of presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and the provisions of Swiss law. In 2005, the Company decided to change its fiscal year-end. Instead of the Company’s fiscal year ending on the Sunday nearest to December 31, the Company now has a fiscal year that coincides with the calendar year. The change did not have a material impact on the consolidated financial statements. For 2005, the Company’s fiscal year included 52 weeks ending December 31, 2005. In 2004 and 2003, the Company’s fiscal year contained 53 weeks ending January 2, 2005 and 52 weeks ending December 28, 2003, respectively.

Reporting currency

The reporting currency of the Company is the Euro, which reflects the significance of the Company’s Euro-denominated operations. Adecco S.A.’s share capital is denominated in Swiss francs, and the Company declares and pays dividends in Swiss francs. The Swiss franc is the currency of stock option grants since it is the functional currency of the parent company, Adecco S.A.

Foreign currency translation

The Company’s operations are conducted in various countries around the world and the financial statements of foreign subsidiaries are reported in the applicable foreign currencies (functional currencies). Financial information is translated from the applicable functional currency to the Euro, the reporting currency, for inclusion in the Company’s consolidated financial statements. Income, expenses, and cash flows are translated at average exchange rates prevailing during the fiscal year and assets and liabilities are translated at fiscal year-end exchange rates. Resulting translation adjustments are included as a component of accumulated other comprehensive income/(loss), net, in shareholders’ equity. Exchange gains and losses on intercompany balances that are considered permanently invested are also included in equity. Business transactions denominated in foreign currencies are recorded in the statements of operations at the rate applicable on the date of the transaction or the monthly average rate.

Financial Review

In millions, except share and per share information

Principles of consolidation

The consolidated financial statements include 100% of the assets, liabilities, revenues, expenses, income, loss, and cash flows of Adecco S.A., its majority-owned subsidiaries and entities for which the Company has been determined to be the primary beneficiary under the Financial Accounting Standards Board Interpretation No. 46(R), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46(R)”). Minority interest is calculated for entities fully consolidated but not wholly owned. The components of equity attributable to the minority shareholders is presented in minority interests within the consolidated balance sheets while net income attributed to the minority shareholders is included in income applicable to minority interests, within the consolidated statements of operations. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

The Company records investments in affiliates over which it is able to exercise significant influence using the equity method of accounting. The cost method of accounting is applied for investments in entities over which the Company is not able to exercise significant influence (generally investments in which the Company’s ownership is less than 20%) and for which fair market value is not readily determinable. The accounting policy for other types of investments is described within this note under short-term investments.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgements, assumptions, and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates, including those related to allowance for doubtful accounts, accruals and provisions, impairment of goodwill, contingencies, and income taxes. The Company bases its estimates on historical experience and on various other market specific assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from those estimates.

The French government has instituted various social programmes, the adoption of which resulted in the recognition of a lower social security charge. The Company establishes provisions to cover the risk of non-compliance with these programmes as well as for other French social security related risks. The results of audits by local authorities, expiration of the statutes of limitation, and availability of better historical information led to a significant change in estimate that resulted in a reduction of provisions of EUR 11 in 2005, EUR 51 in 2004, and EUR 94 in 2003, which has been included in the determination of 2005, 2004, and 2003 operating income in the accompanying consolidated statements of operations. These changes resulted in an increase to 2005 basic and diluted earnings per share, net of tax, of EUR 0.04 and EUR 0.04, respectively, an increase to 2004 basic and diluted earnings per share, net of tax, of EUR 0.18 and EUR 0.17, respectively, and an increase to 2003 basic and diluted earnings per share, net of tax, of EUR 0.32 and EUR 0.31, respectively.

Recognition of revenues

The Company generates revenues from sales of temporary staffing services, permanent placement services, outsourcing services, outplacement services, and other personnel services. Revenues are recognised on the accrual basis. Allowances are established for estimated discounts, rebates, and other adjustments.

Revenues related to temporary staffing services are generally negotiated and invoiced on an hourly basis. Temporary associates record the hours they have worked and these hours, at the rate agreed with the customer, are then accumulated and billed according to the agreed terms. Temporary staffing service revenues are recognised upon rendering of the service.

Revenues related to permanent placement services are recognised at the time the candidate begins full-time employment, and an allowance is established for non-fulfillment of permanent placement obligations.

Revenues related to outsourcing services and outplacement services are negotiated with the client on a project basis and revenues are recognised upon rendering of the service.

The Company presents revenues and the related direct costs of services in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF Issue No. 99-19”). For sales arrangements in which the Company acts as a principal in the transaction and has risks and rewards of ownership (such as the obligation to pay temporary personnel and the risk of loss for collection and performance or pricing adjustments), the Company reports gross revenues and gross direct costs. Under arrangements where the Company acts as an agent and subcontracts to others, the revenues are reported on a net basis.

Financial Review

The Company provides services in the normal course of business at arm’s length terms to entities that are affiliated with certain of its officers and significant shareholders through investment or board directorship.

Marketing costs

Advertising and marketing costs totalled EUR 93, EUR 92, and EUR 82, in 2005, 2004, and 2003, respectively. These costs are included in selling, general and administrative expenses and are expensed as incurred.

Stock-based compensation

The Company utilises the fair value method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Upon adoption of SFAS No. 123 at the beginning of 2003, the Company elected to use the prospective method to recognise stock-based compensation expense in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148”). Accordingly, the Company will continue to use the intrinsic value method prescribed by Accounting Principles Board Opinion (“APB “) No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations in accounting for employee stock options granted prior to 2003 until the adoption of the revised SFAS No. 123, “Share-Based Payment” (“SFAS No. 123(R)”) on January 1, 2006. The impact of SFAS No. 123(R) is described within this note under new accounting standards. Stock options are generally awarded to employees with exercise prices that are equal to or higher than the market price of the Company’s stock on the date of grant. For employee stock options issued under APB No. 25 prior to the adoption of SFAS No. 123, the Company generally did not record compensation expense for such options except, for example, in circumstances when a modification to the outstanding option was made which required a new measurement date.

Had compensation expense for the Company’s stock-based compensation plans, which were accounted for in accordance with APB No. 25, been determined based on the fair value method at the grant dates for awards under those plans consistent with SFAS No. 123, the Company’s pro forma net income and earnings per share would have changed as follows:

In EUR	2005	2004	2003

Pro forma net income and earnings per share
Net income, as reported	453	332	305

Stock-based employee compensation expense included in reported net income, net of tax	8	20	6
Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax	(20)	(54)	(59)
Pro forma net income	441	298	252

Basic earnings per share:
– As reported	2.43	1.77	1.63
– Pro forma	2.37	1.59	1.35
Diluted earnings per share:
– As reported	2.34	1.69	1.61
– Pro forma	2.28	1.52	1.34

Financial Review

In millions, except share and per share information

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

	2004	2003

Expected lives (in years)	6.5	5.7
Risk-free interest rate	2.48%	2.05%
Expected volatility	48%	49%
Expected dividend yield	1%	1%

There were no options granted during 2005. The weighted-average fair value of options granted in 2004 and 2003 was CHF 26 (EUR 17) and CHF 33 (EUR 22) per option, respectively. In 2004, all options granted were granted above the market price while in 2003, all stock options were granted at the market price on the date of grant.

The Black-Scholes valuation model is used to determine the fair value of options in accordance with U.S. GAAP. Management believes that this model appropriately approximates the fair value of the stock option. The fair value of the option award, as calculated using the Black-Scholes model, is expensed for non-tradeable stock options on a straight-line basis and for tradeable stock options on an accelerated basis over the service period, which is consistent with the vesting period.

Cash equivalents
Cash equivalents consist of highly liquid instruments having an original maturity at the date of purchase of three months or less.

Short-term investments

Short-term investments consist mainly of short and medium-term bank deposits, investments in debt and equity securities, and investment funds. The Company classifies its investments in debt securities, equity securities with quoted market prices, and investment funds as available-for-sale securities. Available-for-sale securities are carried at fair value with unrealised gains and losses reported as components of accumulated other comprehensive income/(loss), net, in shareholders’ equity. However, for the portion of the security that is being hedged under a fair value hedge, the unrealised gains and losses are reported as a component of other income/ (expenses), net, in the accompanying consolidated statements of operations. An impairment charge is recorded in the statement of operations for declines in fair value below the cost of an individual investment that are deemed to be other-than-temporary. The Company judges whether a decline in value is temporary based on the length of time that fair market value has been below cost combined with the severity of the decline.

Trade accounts receivable

Trade accounts receivable are recorded at net realisable value after deducting an allowance for doubtful accounts. The Company makes judgements on an entity-by-entity basis as to its ability to collect outstanding receivables and provides an allowance for doubtful accounts based on a specific review of significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing percentages based on the age of the receivable. In determining these percentages, the Company analyses its historical collection experience and current economic trends. Where available and when cost effective, the Company utilises credit insurance. Accounts receivable balances are written off when the Company determines that it is unlikely that future remittances will be received, or as permitted by local law.

Capitalised costs for internal-use software

The Company capitalises internal-use software development costs in accordance with the provisions of the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). In accordance with SOP 98-1, internal and external costs incurred to develop internal-use computer software during the application development stage are capitalised. Application development stage costs generally include software configuration, coding, installation, and testing. Costs incurred for maintenance, testing minor upgrades, and enhancements are expensed as incurred. Capitalised internal-use software development costs are included in property, equipment,

Financial Review

and leasehold improvements. Capitalised costs are amortised on a straight-line basis over the estimated life commencing when the software is placed into service, typically ranging from three to five years.

Property, equipment, and leasehold improvements

Property and equipment are carried at historical cost and are depreciated on a straight-line basis over the estimated useful lives (three to five years for furniture, fixtures, and office equipment; three to five years for computer equipment and software; and twenty to forty years for buildings). Leasehold improvements are stated at cost and are amortised over the shorter of the useful life of the improvement or the remaining lease term which includes the contractual lease period and any renewal periods that are deemed to be reasonably assured. Expenditures for repairs and maintenance are charged to expense as incurred.

Goodwill and indefinite-lived intangible assets

Goodwill represents the excess of the purchase price in a business combination over the value assigned to the net tangible and identifiable intangible assets of businesses acquired less liabilities assumed. Goodwill and indefinite-lived intangible assets are not amortised. Rather the carrying values of goodwill and indefinite-lived intangible assets are tested annually for impairment. Goodwill is tested on a reporting unit level using a two-step impairment test. In step one of the impairment test, the carrying value of each reporting unit is compared with the reporting unit’s fair value as determined using a combination of comparable market multiples, additional market information, and discounted cash flow valuation models. If the fair value of the reporting unit is lower than the carrying value of the reporting unit, step two is performed to measure the amount, if any, of impairment. In step two, the fair value of all assets and liabilities of the reporting unit is determined, as if the reporting unit had been acquired on a stand-alone basis. The fair value of the reporting unit’s assets and liabilities is then compared to the fair value of the reporting unit, with the excess, if any, considered to be the implied goodwill of the reporting unit. If the carrying value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is recorded as an impairment loss in operating income. Indefinite-lived intangible assets are tested by comparing the fair value of the asset to the carrying value of the asset. In the event that the carrying value exceeds the fair value, an impairment loss is recorded in operating income. The Company performed its annual impairment testing in 2005, 2004, and 2003 and determined there to be no impairment.

Definite-lived intangible assets

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), purchased identifiable intangible assets are capitalised at fair value as of the acquisition date. Intangible assets with definite lives are amortised on a straight-line basis over the estimated period in which benefits will be received, which ranges from two to six years.

Impairment of long-lived assets including definite-lived intangible assets

The Company evaluates long-lived assets, including intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). In such circumstances, the Company calculates the undiscounted future cash flows expected to be generated by the asset and compares that amount to the asset’s carrying amount. If the undiscounted cash flows are less than the asset’s carrying amount the asset is written down to its fair value and an impairment charge is recorded in operating income. In 2005, 2004, and 2003 no significant impairment charges related to long-lived assets including definite-lived intangible assets were recorded.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Current liabilities and assets are recognised for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including the future tax benefit of existing net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets in those cases when realisation is more unlikely than not. Tax assets

Financial Review

In millions, except share and per share information

and liabilities are not offset unless attributable to the same tax jurisdiction and netting is possible according to law. While management believes that its judgements and estimates regarding deferred income tax assets and liabilities are appropriate, significant differences in actual experience may materially affect the Company’s future financial results.

Earnings per share

In accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”), basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average common shares outstanding for the fiscal year. Diluted earnings per share reflects the maximum potential dilution that could occur if dilutive securities, such as stock options or convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that would participate in net income.

Financial instruments

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), all derivative instruments are initially recorded at cost as either other current assets, other assets, other accrued expenses or other liabilities in the accompanying consolidated balance sheets and subsequently re-measured to fair value, regardless of the purpose or intent for holding the derivative instruments. The method of recognising the resulting gain or loss is dependent on whether the derivative instruments contract is designated to hedge a specific risk and qualifies for hedge accounting. The Company designates derivative instruments, which qualify as hedges for accounting purposes, as (a) a hedge of the fair value of a recognised asset, liability, or unrecognised firm commitment (fair value hedge), (b) a hedge of a forecasted transaction or variability in expected future cash flows of recognised assets or liabilities (cash flow hedge), or (c) a hedge of a net investment. When a derivative instrument is designated as a hedging instrument, the Company formally documents the relationship between the derivative instrument and the hedged item; this includes the strategy and risk management objective for undertaking the hedge and the formal method that will be used to measure and assess the effectiveness of the hedge. A hedge is considered effective if, at inception and during its life, the Company can expect the derivative instrument to offset changes in the fair value, cash flows, or net investment on the hedged item within a range of 80–125%, and this is supported by actual results. The amount by which the derivative instrument does not fully offset either the changes in cash flows or fair value on the hedged item is called hedge ineffectiveness and recognised immediately in earnings, as are any gains and losses on the derivative instrument that are excluded from the assessment of hedge effectiveness. The Company terminates hedge accounting if it is determined that the hedge is no longer effective, the derivative is sold or exercised, or the hedged item is sold or repaid.

For derivative instruments designated and qualifying as fair value hedges, changes in the fair value of the derivative instruments as well as the changes in the fair value of the hedged item attributable to the hedged risk, are recognised within the same line item in earnings. The changes in fair value of the hedged item are recorded as an adjustment to its carrying amount on the consolidated balance sheets. If a fair value hedge for monetary items is terminated, the changes in fair value booked as an adjustment to the carrying amount of the hedge item are amortised to earnings over the remaining life. For non-monetary hedged items there is no such amortisation. If the hedged item has been sold, the adjustment is recognised immediately in earnings.

For derivative instruments designated and qualifying as cash flow hedges, the effective portion of the changes in the fair value of derivative instruments is initially recorded as a component of accumulated other comprehensive income/(loss), net, in shareholders’ equity and reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivative instruments is immediately recognised in earnings. If a cash flow hedge is terminated and the originally hedged items are still considered probable of occurring, the gains and losses initially recognised in shareholders’ equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item. If the hedged items are no longer probable of occurring, amounts recognised in shareholders’ equity are immediately transferred to earnings.

For derivative instruments designated and qualifying as net investment hedges, changes in the fair value of the derivative instruments are recorded as a component of accumulated other comprehensive income/(loss), net, in shareholders’ equity to the extent they are considered effective. These gains or losses will remain in equity until the related net investment is sold or otherwise disposed.

Financial Review

The Company has designated certain foreign currency contracts and cross-currency interest rate swaps as fair value hedges. Any cash flow impact on settlement of these contracts is classified within the consolidated statements of cash flows according to the nature of the hedged item. The Company has designated certain foreign currency contracts related to subsidiary funding and external debt as cash flow hedges. Any cash flow impact on settlement of these contracts is classified as cash flows from financing activities. Cash flow impact on settlement of derivative contracts designated as net investment hedges is classified as cash flows from investing activities.

For derivative instruments that are not designated or that do not qualify as hedges under SFAS No. 133, the changes in the fair value of the derivative instruments are recognised in other income/(expenses), net, within the accompanying statements of operations. Any cash flow impact on settlement of these contracts is classified as cash flows from investing activities.

Variable interest entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (the “Interpretation” or “FIN 46”). FIN 46 requires the consolidation of variable interest entities (“VIE”) in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Previously, entities were generally consolidated by an enterprise that had a controlling financial interest through ownership of a majority voting interest in the entity. In December 2003, the FASB issued a revision of the Interpretation (“FIN 46(R)”), which codified both the proposed modifications and other decisions previously issued through certain FASB Staff Positions and superseded the original Interpretation to include: (1) deferring the effective date of the Interpretation’s provisions for certain variable interests, (2) providing additional scope exceptions for certain other variable interests, (3) clarifying the impact of troubled debt restructurings on the requirement to reconsider (a) whether an entity is a VIE or (b) which party is the primary beneficiary of a VIE, and (4) revising Appendix B of the original Interpretation to provide additional guidance on what constitutes a variable interest. FIN 46(R) was required to be applied in the preparation of financial statements of public entities that have interests in special purpose entities for periods ending after December 15, 2003, and for all other types of variable interest entities in financial statements for periods ending after March 15, 2004.

The Company established several Rabbi trusts. It was determined that these trusts are variable interest entities, in which the Company is the primary beneficiary, and are therefore subject to consolidation by the Company. The adoption of FIN 46(R) did not materially change the accounting treatment for these trusts.

Asset retirement obligations

The Company accounts for asset retirement obligations (“ARO”) in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). Accordingly, AROs associated with the retirement of a tangible long-lived asset are recorded as liabilities in the earlier of the period when incurred or the period in which the amount of obligation is reasonably estimable, with an associated increase in the carrying amount of the long-lived asset. The cost of the tangible asset, which in the case of the Company is typically a leasehold improvement, along with the initially recognised asset retirement cost, is depreciated over the estimated life of the asset. The ARO is recorded at fair value, and accretion expense is recognised over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. The adoption of SFAS No. 143, as of the first day of 2003, resulted in a cumulative adjustment, net of tax, of EUR 3, recorded as cumulative effect of change in accounting principle in the accompanying consolidated statements of operations.

Financial Review

In millions, except share and per share information

Accounting for costs associated with exit or disposal activities

The Company accounts for costs associated with exit or disposal activities in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). When termination arrangements require employees to render services beyond a “minimum retention period”, liabilities associated with employee termination benefits are recorded as employees render services over the future service period. Otherwise, liabilities associated with employee termination benefits are recorded at the point when management has taken a decision to terminate a specific group of employees, the employees have been notified of the decision, and the type and amount of benefits to be received by the employees is known. Liabilities for contract termination and other exit costs are recognised and measured initially at fair value but only recorded when a contract is formally terminated in accordance with the contract term, or the Company ceases using the right conveyed by the contract.

New accounting standards

In December 2004, the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment”, (“Statement 123(R)”), which is a revision of Statement 123. Statement 123(R) supersedes Opinion 25, and amends FASB Statement No. 95, “Statement of Cash Flows” (“SFAS No. 95”). Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) generally requires share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognised in the statement of operations based on their fair values. Pro forma disclosure of fair value recognition will no longer be an alternative. Statement 123(R) permits public companies to adopt its requirements using one of two methods: the modified prospective method or the modified restrospective method.

On April 14, 2005, the Securities and Exchange Commission announced that the Statement 123(R) effective transition date will be extended to annual periods beginning after June 15, 2005.

The Company adopted the fair-value-based method of accounting for stock-based compensation effective the first day of 2003, using the “prospective method” described in SFAS No. 148.

The Company adopted SFAS No. 123(R) on January 1, 2006 using the “modified prospective method”. Accordingly, compensation cost for awards granted to employees prior to January 1, 2006 and which remain unvested as of that date will be recorded based on the requirements of SFAS No. 123 while the compensation cost for awards granted subsequent to January 1, 2006 will be based on the requirements of SFAS 123(R). Such treatment will not have a material impact on the accounting for option grants which were granted on or after the first day of 2003 and will only result in expense being taken on unvested options granted prior to 2003. Compensation cost for awards granted subsequent to January 1, 2006 will be based on the requirements of SFAS 123(R). Currently, the Company uses the Black-Scholes model to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS No. 123(R).

The Company expects this method to increase compensation expense related to stock options granted prior to 2003 and estimates the impact to be EUR 3 for 2006. SFAS No. 123(R) also requires that the benefits of tax deductions in excess of recognised compensation expense be reported as a financing cash flow, rather than as an operating cash flow as prescribed under current accounting rules. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. While the Company cannot estimate those amounts in the future (because they depend on, among other things, when employees exercise stock options), no significant amounts of operating cash flows from tax benefits were recognised in 2005, 2004 and 2003, respectively.

Financial Review

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”). SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles were required to be recognised as a cumulative effect adjustment within net income of the period of the change. SFAS No. 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. We do not believe adoption of SFAS No. 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

Other disclosures required by Swiss law:

In EUR	31.12.2005	2.1.2005

Other balance sheet disclosures
Prepayments and accrued income	41	35
Non-current assets	2,034	1,829
Accruals and deferred income	3,083	2,863
Pension liabilities, non-current	29	30
In EUR	2005	2004

Other statements of operations disclosures
Personnel expenses	1,649	1,446

The fire insurance value of the property, equipment and leasehold improvements amounts to EUR 608 and EUR 565 as of December 31, 2005 and January 2, 2005, respectively.

Financial Review

In millions, except share and per share information

Note 2 – Acquisitions

In March 2005, the Company acquired, through a 70 % owned subsidiary (“Adecia”), 50.5 % of the outstanding share capital (49.0 % of the voting rights) of Altedia from its founders at a cash purchase price of EUR 19 per share. Adecia then launched a tender offer to purchase the remaining shares of Altedia at a cash purchase price of EUR 19 per share. The tender offer was financed by a loan from the Company in the amount of EUR 57. By July 2005, Adecia had acquired 100 % of Altedia as a result of the completed tender offer for a purchase price of EUR 91, net of EUR 8 cash acquired. In November 2005, the Company increased its shareholding in Adecia to 85 % via conversion of the EUR 57 loan to equity. As a result of the acquisition, approximately EUR 87 and EUR 27 of goodwill and intangible assets, respectively, were recorded. Altedia is a human resources consulting company with operations in Europe that specialises in the fields of reorganisation, career transition and social engineering, human capital, and external communication. The terms of the Adecia shareholder arrangement give the Company the right to purchase from the founders and the founders the right to sell to the Company the 15 % minority interest in Adecia at a price based on the three-year average EBITDA beginning in 2008.

In June 2005, the Company acquired 100 % of the outstanding share capital of Humangroup, a Spanish human resources services company, for a cash purchase price of EUR 57, net of cash acquired. As a result of the acquisition, approximately EUR 51 and EUR 11, of goodwill and intangible assets, respectively, were recorded. Humangroup offers staffing services and outsourcing solutions in Spain.

In addition, during 2005, the Company completed several other minor acquisitions for aggregate cash consideration of EUR 14. During 2004, the Company completed several minor acquisitions for aggregate consideration of EUR 28.

The following table illustrates the aggregate impact of the 2005 and 2004 acquisitions:

In EUR	2005	2004

Impact of acquisitions
Net tangible assets acquired	13	7
Identified intangible assets	42	6
Goodwill	146	17
Deferred tax liability	(14)	(2)
Minority Interest	(17)
Total consideration	170	28

No common stock was issued in any of the transactions. The Company does not consider either the 2005 or 2004 acquisition transactions to be material, individually or in the aggregate, to its consolidated balance sheets or results of operations. No significant acquisitions occurred in 2003.
Note 3 – Discontinued operations

Discontinued operations are accounted for in accordance with SFAS No. 144. On April 22, 2004, the Company sold its holding in jobpilot to a subsidiary of Monster Worldwide Inc. (“Monster”) for a sales price of EUR 88. The sales price was paid partially in cash amounting to EUR 64 and partially through the issuance of one million shares of Monster stock, which had a fair value on the date of sale of EUR 24. Management decided to sell jobpilot as it was no longer considered strategically relevant to the core business. The jobpilot operations were included in the Company’s e-HR Services & Others operating segment.

Income from discontinued operations recorded in 2004 consists of an after-tax gain on disposal of EUR 31, before deducting transaction costs and the loss for the four months ended April 2004 of EUR 1. Goodwill of EUR 42 was included in the computation of the gain on disposal. The Company allocates interest to discontinued operations based on actual debt held by the discontinued operations. Based on this criteria, no interest expense was allocated to jobpilot.

Revenues from discontinued operations were EUR 9 for the four months ended April 2004. Operating, investing, and financing cash flows from discontinued operations for the four months ended April 2004 and the year ended December 28, 2003 were insignificant. Accordingly, the full net proceeds from the sale of discontinued operations reported on the consolidated statements of cash flows represents cash received in connection with the sale.

Financial Review

Note 4 – Short-term investments
The fair values of the Company’s short-term investments, by classification, as of December 31, 2005 and January 2, 2005, are as follows:

	31. 12. 2005			2. 1. 2005
In EUR	Cost	Gross unrealised gains	Estimated fair value	Cost	Gross unrealised gains	Estimated fair value

Short-term investments
Funds	159	4	163	132	2	134
Debt Securities	10		10	48		48
Equity Securities	6	2	8	25	1	26
Total available-for-sale securities	175	6	181	205	3	208

Total term bank deposits	199	–	199	116	–	116

Total short-term investments	374	6	380	321	3	324

Funds consist of investments in shares of publicly traded investment funds, which have primarily debt securities as their underlying assets. Debt securities at December 31, 2005 consist of investments in municipal auction rate securities and at January 2, 2005 consisted primarily of investments in corporate bonds maturing within 12 months. Equity securities are primarily investments in common shares of public companies. All bank term deposits held at December 31, 2005 have an original maturity between three and six months.

The estimated fair values are based on quoted market prices. These estimated fair values may not be representative of actual values of the financial instruments that will be realised in the future. There were no significant investments in an unrealised loss position as of December 31, 2005 and January 2, 2005.

Proceeds from sales or maturities of available-for-sale securities were EUR 206 and EUR 82 in 2005 and 2004, respectively. The amount of the net unrealised holding gain and loss on available- for-sale securities that has been included in other comprehensive income/(loss), net, was a gain of EUR 7 and a gain of EUR 3 for the years 2005 and 2004, respectively. The gross realised gains totalled EUR 7 and EUR 2 in 2005 and 2004, respectively, including gains of EUR 5 and EUR 2 for 2005 and 2004, which were reclassified from accumulated other comprehensive income/(loss), net, into other income/(expenses), net. Realised losses were not significant in 2005 or 2004. The specific identification method is used to account for gains and losses on available- for-sale securities.

Proceeds from maturities of term bank deposits were EUR 244 and EUR 196 in 2005 and 2004, respectively.
No significant impairment charges relating to other-than-temporary declines in market value were recorded in 2005 or 2004.

Financial Review

In millions, except share and per share information

Note 5 – Trade accounts receivable

In EUR	31. 12. 2005	2. 1. 2005

Trade accounts receivable
Trade accounts receivable	3,785	3,284
Allowance for doubtful accounts	(126)	(135)
Trade accounts receivable, net	3,659	3,149

Note 6 – Property, equipment, and leasehold improvements

In EUR	31.12.2005		2.1.2005
	Gross	Accumulated depreciation	Gross	Accumulated depreciation

Property, equipment, and leasehold improvements
Land and buildings	51	16	48	14
Furniture, fixtures and office equipment	141	109	125	96
Computer equipment and software	566	452	525	386
Leasehold improvements	205	146	188	129
Total property, equipment, and leasehold improvements	963	723	886	625

Depreciation expense was EUR 106, EUR 119, and EUR 136, for 2005, 2004, and 2003, respectively.

Financial Review

Note 7 – Goodwill and intangible assets
The changes in the carrying amount of goodwill for the years ended December 31, 2005 and January 2, 2005, are as follows:

In EUR	Adecco Staffing	Ajilon Professional	LHH Career Services	Total

Changes in goodwill
December 29, 2003	762	461	18	1,241

Goodwill acquired during year	10	7		17
Other changes		(1)		(1)
Currency translation adjustment	(50)	(9)	(2)	(61)
January 2, 2005	722	458	16	1,196

Goodwill acquired during year	54	5	87	146
Other changes	1		(1)
Currency translation adjustment	50	39	3	92
December 31, 2005	827	502	105	1,434

The carrying amount of other intangible assets at December 31, 2005 and January 2, 2005, are as follows:

	31.12.2005		2.1.2005
In EUR	Gross	Accumulated amortisation	Gross	Accumulated amortisation

Intangible assets
Marketing (Trademarks)	45	(14)	14	(13)
Customer base	22	(7)	8	(4)
Contract	2	(1)	2
Other	2	(1)	3	(2)
Total intangible assets	71	(23)	27	(19)

None of the intangible assets have a residual value. The estimated aggregate amortisation expense related to definite-lived intangible assets for the next five years is EUR 5 for 2006, EUR 4 for each of the years 2007 and 2008, EUR 3 in 2009, and EUR 2 in 2010.

The carrying amount of indefinite-lived intangible assets was EUR 30 and EUR 2 as of December 31, 2005 and January 2, 2005, respectively. Indefinite-lived intangible assets consist mainly of trademarks.

Financial Review

In millions, except share and per share information

Note 8 – Financing arrangements
Short-term debt

To support short-term working capital and borrowing requirements, the Company had available, in certain countries in which it operates, lines of credit amounting to EUR 316 and EUR 320 as of December 31, 2005 and January 2, 2005, respectively, excluding the multicurrency revolving credit facility discussed below. At December 31, 2005 and January 2, 2005, bank overdrafts and borrowings outstanding under the lines of credit amounted to EUR 26 and EUR 28, respectively. The lines of credit are in various currencies, have various interest rates, and have maturities ranging from nine months to three years. The weighted average interest rate on borrowings outstanding was 5.2% and 3.5%, as of December 31, 2005 and January 2, 2005, respectively.

Long-term debt

In EUR	Principal at maturity	Maturity	Fixed interest rate	31.12.2005	2.1.2005

Long-term debt
Guaranteed zero-coupon convertible bond	CHF 1,044	2013		599	595
Multicurrency revolving credit facility	EUR 580	2008
Guaranteed notes	EUR 363	2006	6.0%	363	406
USD Olsten guaranteed notes	USD 190	2006	7.0%	160	146
EUR Olsten guaranteed notes	EUR 122	2008	6.0%	122	122
Bonds	CHF 223	2005	4.0%		195
Other				2	10
				1,246	1,474
Less current maturities				(524)	(202)
Long-term debt, less current maturities				722	1,272

Guaranteed zero-coupon convertible bond

On August 26, 2003, Adecco Financial Services (Bermuda) Ltd., a wholly-owned subsidiary of the Company, issued CHF 900 unsubordinated bonds guaranteed by and convertible into shares of Adecco S.A., due August 26, 2013. The bonds are structured as zero-coupon, 10-year premium redemption convertible bonds with a yield to maturity of 1.5%. Investors may put the bonds on October 26, 2010, at the accreted principal amount. The issuer may call the bonds at any time after the end of year seven (August 26, 2010) at the accreted principal amount or at any time after a substantial majority of the bonds have been redeemed, converted, or repurchased. At any time from October 6, 2003 to August 12, 2013, at the option of the bondholder, the bonds are convertible into shares of Adecco S.A. at a conversion price of CHF 94.50. If all bonds are converted, Adecco S.A. would issue an additional 9,523,810 shares. If not converted, the Company will pay a redemption price of up to 116.05% of the principal amount of the bonds.

Multicurrency revolving credit facility

In March 2003, the Company entered into a multicurrency revolving credit facility issued by a syndicate of banks which allows borrowings of a maximum of EUR 580. The five-year facility is available for general corporate purposes including refinancing of advances and letters of credit outstanding. Prior to July 2005 the interest rate was based on LIBOR, or EURIBOR for drawings denominated in Euro, plus a margin between 0.6% and 1.25%, depending on the rating attributed to the Company’s unsecured indebtness by the rating agencies and a utilisation fee between 0.025% and 0.075%, depending on certain debt-to-EBITDA ratios. Utilisation fees only applied if the drawings exceeded 50% of the facility. The commitment fee was 45% of the applicable margin.

Financial Review

The facility was renegotiated and amended as of July 2005. The new interest rate is based on LIBOR, or EURIBOR for drawings denominated in Euro, plus an amended margin between 0.275% and 0.475% depending on certain debt-to-EBITDA ratios and an amended utilisation fee of 0.05% if the drawings exceed 50% of the facility. The amended commitment fee is 35% of the applicable margin. In addition, the facility contains two one-year extension options, which are exercisable at the discretion of the lending banks. As of December 31, 2005 and January 2, 2005, the Company had EUR 416 and EUR 406, respectively, available under the facility after utilising EUR 164 and EUR 174, respectively, in the form of letters of credit.
Guaranteed notes

In March 2001, Adecco Financial Services (Bermuda) Ltd. issued notes with a principal amount of EUR 400, which were used to refinance existing indebtedness and for general corporate purposes. The notes are unconditionally and irrevocably guaranteed by Adecco S.A. on an unsecured and unsubordinated basis. Interest is paid annually on the nominal amount. During the first half of 2005, the Company repurchased notes having a par value of EUR 37. No loss was incurred on repurchase. The remaining notes were repaid in March 2006.

Olsten guaranteed notes

In connection with the March 2000 Olsten acquisition, the Company assumed Olsten’s outstanding USD 200 (EUR 146) senior notes on which interest is paid semi-annually on the principal amount. In January 2005, the Company repurchased senior notes having a par value of USD 10 (EUR 7). The loss incurred on repurchase was insignificant. The remaining notes were repaid in March 2006.

Additionally, in connection with the Olsten acquisition, the Company assumed Olsten’s outstanding EUR 122 guaranteed notes on which interest is paid annually on the principal amount. The notes are guaranteed by Adecco S.A.

Bonds

In July 1997, the Company issued, for general corporate purposes, CHF 300 (EUR 195) unsecured bonds due in 2005. The bonds paid interest at 4% annually in July. In January and February 2005, the Company repurchased bonds having a par value of CHF 10 (EUR 6) and CHF 67 (EUR 43), respectively. The loss incurred on the repurchase of EUR 1 due to the difference between par and market value at repurchase was included in interest expense in the consolidated statements of operations. The remaining principal balance of CHF 223 (EUR 144) became due and was repaid on July 7, 2005.

Under the terms of the various short and long-term credit agreements, the Company is subject to covenants requiring, among other things, compliance with certain financial tests and ratios. As of December 31, 2005, the Company was in compliance with all financial covenants.

Payments of long-term debt are due as follows:

In EUR	2006	2007	2008	2009	2010	Thereafter	Total

	524	1	122			599	1,246

Financial Review

In millions, except share and per share information

Note 9 – Asset retirement obligations
For the years ended December 31, 2005 and January 2, 2005, changes to the aggregate carrying amount of asset retirement obligations were as follows:

In EUR	31.12.2005	2.1.2005

Asset retirement obligations
ARO, beginning of year	11	14

Liabilities incurred	3	1
Liabilities settled	(1)	(1)
Accretion expense
Revisions in the estimated cash flows		(3)
ARO, end of year	13	11

Revisions made in 2004 to the estimated cash flows relate mainly to downward revisions of cost estimates for restoration and refurbishment of leased properties. The Company’s asset retirement obligation is included within other liabilities in the accompanying consolidated balance sheets.

Note 10 – Shareholders’ equity
The summary of the components of authorised shares at December 31, 2005, January 2, 2005, and December 28, 2003 and changes during those years are as follows:

	Outstanding shares	Treasury shares	Issued shares[1]	Authorised capital	Conditional capital	Authorised shares

Changes in components of authorised shares
December 30, 2002	186,697,162	172,818	186,869,980	19,000,000	21,960,330	227,830,310

Common stock options exercised	288,420		288,420		(288,420)
Treasury stock transactions	4,146	(4,146)

December 28, 2003	186,989,728	168,672	187,158,400	19,000,000	21,671,910	227,830,310

Common stock options exercised	190,715		190,715		(190,715)
Treasury stock transactions	149,797	(149,797)

January 2, 2005	187,330,240	18,875	187,349,115	19,000,000	21,481,195	227,830,310

Common stock options exercised	258,280		258,280		(258,280)
Treasury stock transactions	(1,490,875)	1,490,875
Expiry of authorised capital				(19,000,000)		(19,000,000)

December 31, 2005	186,097,645	1,509,750	187,607,395	–	21,222,915	208,830,310

1	shares at CHF 1 par value

Authorised shares and appropriation of available earnings

Treasury shares are generally reserved to support option exercises under stock option plans. During 2005, the Company sold 706 treasury shares and purchased 1,500,070 shares. In addition, 8,489 treasury shares were used to settle a deferred compensation arrangement.

On April 16, 2003, the Annual General Meeting of Shareholders extended the Board of Directors’ authorisation to increase the share capital in one or more steps up to 19,000,000 shares (CHF 19 million) in connection with special capital market transactions, such as acquisitions. In accordance with Swiss statutory law, such authorisation ceased on April 16, 2005 and was not extended at the Annual General Meeting of Shareholders held on May 26, 2005.

Financial Review

The Company had 5,822,915 and 6,081,195 common shares reserved for issuance of common shares to employees and directors upon the exercise of stock options as of December 31, 2005 and January 2, 2005, respectively. Additionally, 15,400,000 common shares were reserved for issuance of financial instruments, such as convertible bonds as of December 31, 2005 and January 2, 2005.
In June 2005, cash dividends for 2004 of CHF 1.00 per share, totalling EUR 122, were paid. The Company may only pay dividends from unappropriated available earnings disclosed in the annual financial statements of the parent, Adecco S.A., prepared in accordance with Swiss law and as approved at the Annual General Meeting of Shareholders. For 2005, the Board of Directors of Adecco S.A. will propose a dividend of CHF 1.00 per share outstanding for the approval of shareholders at the Annual General Meeting of Shareholders.
Under Swiss law, a minimum of 5% of the net income of the parent, Adecco S.A., for the year must be transferred to a general reserve until this reserve reaches 20% of the paid-in share capital. Other allocations to this reserve are also mandatory. The general reserve was CHF 2,008 and CHF 1,996 at December 31, 2005 and January 2, 2005, respectively, and is generally not available for distribution.

Accumulated other comprehensive income/(loss), net
The components of accumulated other comprehensive income/(loss), net of tax, are as follows:

In EUR	31.12.2005	2.1.2005

Accumulated other comprehensive income/(loss), net
Currency translation adjustment	41	(3)
Unrealised gain/(loss) on cash flow hedging activities		1
Minimum pension liability adjustment	(5)	(11)
Unrealised gain/(loss) on available-for-sale securities	3	1
Accumulated other comprehensive income/(loss), net	39	(12)

Note 11 – Stock-based compensation

As of December 31, 2005, the Company had options and tradeable options outstanding relating to its common shares under several existing plans and plans assumed in the Olsten acquisition. Under these plans, options vest and become exercisable in instalments, generally on a rateable basis up to four years beginning on the date of the grant or one year after the date of grant, and have a contractual life of three to ten years.

Certain options granted under the plans are tradeable on the SWX Swiss Exchange (virt-x). The options are granted to employees or directors of the Company and give the optionee a choice of selling the option on the public market or exercising the option to receive an Adecco S.A. share. If the option holder chooses to sell the option on the public market, the options may be held by a non-employee or non-director of the Company. As of December 31, 2005, January 2, 2005, and December 28, 2003, the number of stock options sold to the market were 1,086,662, 674,862, and 411,658, respectively. The trading and valuation of the tradeable options is managed by a Swiss bank.

During 2005 and 2004, respectively, the terms of 2,416 and 461,634 options to employees were modified to allow such options to continue to vest and remain exercisable until expiry in the event that the employee was terminated. As a result of these modifications compensation expense of less than EUR 1 and EUR 2 was recorded in selling, general and administrative expenses during 2005 and 2004, respectively. In 2003, no options were modified.

	Options outstanding at December 31, 2005 (in CHF)			Options exercisable at December 31, 2005 (in CHF)
Exercise price per share	Number of shares	Weighted-average remaining life (in years)	Weighted-average exercise price per share	Number of shares	Weighted-average exercise price per share

43– 53	904,515	1.1	51	904,515	51
54– 84	4,725,333	4.4	66	3,931,855	65
85–107	4,817,232	2.7	90	4,817,232	90
108–170	588,816	2.5	109	588,816	109
171– 298	9,450	2.0	176	9,450	176
43–298	11,045,346	3.3	78	10,251,868	78

Financial Review

In millions, except share and per share information

Options exercisable were 10,514,034 and 8,462,843 as of January 2, 2005 and December 28, 2003, respectively.

A summary of the status of the Company’s stock option plans as of December 31, 2005, January 2, 2005, and December 28, 2003, and changes during those years are presented below.

In CHF	Number of shares	Exercise price per share	Weighted- average exercise price per share

Summary of stock option plans
December 30, 2002	14,074,568	17–298	80

Granted	2,208,400	60– 79	76
Exercised	(288,420)	17– 65	51
Forfeited	(350,018)	43–298	86
Expired	(17,630)	17– 60	43

December 28, 2003	15,626,900	17–298	80

Granted	10,000	79	79
Exercised	(190,715)	17– 60	51
Forfeited	(1,290,227)	43–298	88
Expired	(289,739)	17–248	40

January 2, 2005	13,866,219	43–298	80

Granted
Exercised	(321,480)	43– 60	51
Forfeited	(1,863,294)	43–298	73
Expired	(636,099)	43–298	103

December 31, 2005	11,045,346	43–298	78

For the year ended December 31, 2005, the total stock options exercised include 63,200 stock options for which Adecco S.A. common shares were issued in January 2006 and are therefore not included in outstanding common shares at December 31, 2005.

Financial Review

Note 12 – Employee benefit plans
In accordance with local regulations and practices, the Company has various employee benefit plans, including defined contribution and both contributory and non-contributory defined benefit plans.

Defined contribution plans and other arrangements

The Company recorded an expense of EUR 55, EUR 46, and EUR 31 in connection with defined contribution plans in 2005, 2004, and 2003, respectively, and an expense of EUR 36, EUR 33, and EUR 26 in connection with the Italian employee termination indemnity arrangement in 2005, 2004, and 2003, respectively. As of December 31, 2005 and January 2, 2005, the provision for the termination indemnity recorded in other liabilities was EUR 24 and EUR 18, respectively.

The Company sponsors a non-qualified defined contribution plan in the U.S. for certain of its employees. This plan is partly funded through a Rabbi Trust, which is consolidated in the Company’s financial statements. At December 31, 2005 and January 2, 2005, the assets held in the Rabbi Trust amounted to EUR 36 and EUR 29, respectively. The pension liability totalled EUR 51 and EUR 41 at December 31, 2005 and January 2, 2005, respectively.

Certain employees are covered under multi-employer pension plans administered by unions. The data available from administrators of the plans is not sufficient to determine the accumulated benefit obligation or the net assets attributable to these plans. Consequently, these plans have been reported as defined contribution plans. Contributions made to those plans during 2005, 2004, and 2003 amounted to EUR 5, EUR 4, and EUR 3, respectively.

Defined benefit plans

The Company sponsors defined benefit plans principally in Switzerland, the Netherlands, the U.K., and the U.S. These plans provide benefits primarily based on years of service and level of compensation, and are in accordance with local regulations and practices. The defined benefit obligations and related assets of all major plans are reappraised annually by independent actuaries. In 2005, the Company changed the measurement date for the Swiss defined benefit plan to September 30. The Company believes that the change of measurement date is a preferable change as it allows time for management to plan and execute its review of benefit programme results for completeness and accuracy. The measurement date for the other major defined benefit plans continues to be December 31. Plan assets are recorded at fair value, and consist primarily of marketable equity securities, fixed income instruments, and real estate.

Effective from October 1, 2003, the defined benefit pension plan in Japan was converted to a defined contribution plan. The loss recognised on curtailment of the defined benefit plan was not significant to the operations of the Company. Effective December 31, 2004, a defined benefit plan in Norway was discontinued and replaced by a defined contribution plan for all non-retired employees. The loss recognised on this curtailment and partial settlement was not significant to the operations of the Company.

The components of pension expense, net, for the defined benefit plans are:

	Swiss plan			Non-Swiss plans
In EUR	2005	2004	2003	2005	2004	2003

Components of pension expense
Service cost	8	7	6	5	4	8
Interest cost	2	2	2	5	5	3
Expected return on plan assets	(3)	(3)	(2)	(5)	(4)	(3)
Amortisation of net loss				3	1	1
Pension expense, net	7	6	6	8	6	9

Financial Review

In millions, except share and per share information

The following table provides a reconciliation of the changes in the benefit obligations, the change in fair value of assets, and the funded status of the Company’s defined benefit plans as of the above described measurement dates:

	Swiss plan		Non-Swiss plans
In EUR	31.12.2005	2.1.2005	31.12.2005	2.1.2005

Pension liabilities and assets
Projected benefit obligation, beginning of period	66	60	91	77

Service cost	8	7	5	4
Interest cost	2	2	5	5
Participant contributions	7	6	1	1
Actuarial loss	8	1	2	14
Plan amendments			(5)	(4)
Benefits paid	(15)	(9)	(2)	(2)
Curtailments and settlements				(3)
Acquisitions			1
Foreign currency translation	(1)	(1)	2	(1)
Projected benefit obligation, end of period	75	66	100	91

Plan assets, beginning of period	65	58	59	52

Actual return of assets	7	3	9	6
Employer contributions	8	7	4	5
Participant contributions	7	6	1	1
Benefits paid	(15)	(9)	(2)	(2)
Curtailments and settlements				(3)
Foreign currency translation	(1)		1
Plan assets, end of period	71	65	72	59

Funded status of the plan	(4)	(1)	(28)	(32)
Contribution from measurement date to fiscal year-end	2
Unrecognised actuarial loss	4	2	9	20
Amount recognised, net	2	1	(19)	(12)

Accumulated benefit obligation, end of period	70	66	92	79

The projected benefit obligation (“PBO”) is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. For plans with a PBO in excess of the fair value of plan assets as of December 31, 2005 and January 2, 2005, the total PBO was EUR 129 and EUR 157, respectively, and the fair value of the plan assets was EUR 96 and EUR 124, respectively.

The measure of whether a pension plan is underfunded for financial accounting purposes is based on a comparison of the accumulated benefit obligation (“ABO”) to the fair value of plan assets and amounts accrued for such benefits in the balance sheets. The ABO is the actuarial present value of benefits attributable to employee service rendered to date, but excluding the effects of estimated future pay increases. Certain of the Company’s pension plans have an ABO that exceeds the fair value of plan assets. For plans with an ABO that exceeds the fair value of plan assets, as of December 31, 2005 and January 2, 2005, the aggregated ABO was EUR 117 and EUR 145, respectively, and the fair value of the plan assets of those plans was EUR 96 and EUR 124, respectively.

Financial Review

The amounts recognised in the consolidated balance sheets as of December 31, 2005 and January 2, 2005, were:

	Swiss plan		Non-Swiss plan
In EUR	31.12.2005	2.1.2005	31.12.2005	2.1.2005

Recognised pension liability
Prepaid benefit cost	2	1	3	6
Pension liabilities		(2)	(30)	(30)
Accumulated other comprehensive loss		2	8	12
Amount recognised, net	2	1	(19)	(12)

The assumptions used for the defined benefit plans reflect the different economic conditions in the various countries. The weighted-average actuarial assumptions are:

	Swiss plan			Non-Swiss plans
In %	2005	2004	2003	2005	2004	2003

Weighted-average actuarial assumptions
Discount rate	3.0	3.5	3.5	4.1	4.9	5.8
Rate of increase in compensation levels	2.0	1.5	1.0	2.4	2.7	3.5
Expected long-term rate of return on plan assets	5.0	4.8	4.8	5.8	6.0	6.5

The overall expected long-term rate of return on plan assets for the Company’s defined benefit plans is based on inflation rates, inflation-adjusted interest rates, and risk premium of equity investments above risk-free rates of return. Long-term historical rates of return are adjusted when appropriate to reflect recent developments.

The Swiss and Non-Swiss pension plans’ target weighted-average asset allocations at December 31, 2005, and the actual weighted-average asset allocations at the measurement dates, by asset category, are as follows:

	Swiss plan			Non-Swiss plans
	Target allocation	Actual allocation		Target allocation	Actual allocation
In %	range	31.12.2005	2.1.2005	range	31.12.2005	2.1.2005

Weighted-average asset allocations
Equity securities	30–50	39	40	25–40	39	38
Debt securities	20–60	30	32	50–70	56	58
Real estate	10–20	12	15	0–10	4	3
Other	0–35	19	13	0–5	1	1
Total		100	100		100	100

The investment policy and strategy for the assets held by the Company’s pension plans is directed at achieving a long-term return. Factors included in the investment strategy are the achievement of consistent year-over-year results, effective and appropriate risk management, and effective cash flow management.

The Company expects to contribute EUR 9 to its pension plan in Switzerland and EUR 2 to its non-Swiss plans in 2006.

Financial Review

In millions, except share and per share information

Future benefits payments, which reflect expected future service, are estimated as follows:

In EUR	Swiss plan	Non-Swiss plans

Future benefits payments
2006	23	2
2007	4	2
2008	4	2
2009	3	2
2010	4	2
Years 2011–2015	17	20

Note 13 – Financial instruments

Risk and use of derivative instruments

The Company conducts business in various countries and funds its subsidiaries in various currencies, and is therefore exposed to the effects of changes in foreign currency exchange rates, including the U.S. dollar, the British pound, the Japanese yen, and the Euro, against the Swiss franc. In order to mitigate the impact of currency exchange rate fluctuations, the Company assesses its exposure to currency risk and hedges certain risks through the use of derivative instruments. The Company has also issued bonds and medium and long-term notes in various currencies as well as purchased short-term investments. Accordingly, the Company manages exposure to fixed and floating interest rates and currency fluctuations through the use of derivative instruments.

The main objective of holding derivative instruments is to minimise volatility of earnings. The responsibility for assessing exposures as well as entering into and managing derivative instruments is centralised in the Company’s treasury department. The activities of the treasury department are covered by corporate policies and procedures approved by the Board of Directors, which generally limit the use of derivative instruments for trading and speculative purposes. Senior management approves the hedging strategy and monitors the underlying market risks.

Financial Review

Fair value of financial instruments
The following table shows the carrying value and the fair value of financial instruments:

	31.12.2005		2.1.2005
In EUR	Carrying value	Fair value	Carrying value	Fair value

Financial instruments other than derivative instruments
Current assets:
Cash and cash equivalents	468	468	879	879
Available-for-sale securities	181	181	208	208
Term bank deposits	199	199	116	116
Trade accounts receivable, net	3,659	3,659	3,149	3,149
Current liabilities:
Accounts payable	183	183	152	152
Short-term debt	26	26	28	28
Current maturities of long-term debt	524	527	202	205
Non-current liabilities:
Long-term debt	722	732	1,272	1,279

Derivative instruments
Current assets:
Foreign currency contracts	3	3	11	11
Swaps (cross-currency interest rate)	6	6
Non-current assets:
Swaps (interest rate and cross-currency interest rate)			69	69
Current liabilities:
Foreign currency contracts	9	9
Swaps (interest rate and cross-currency interest rate)	6	6	6	6
Other	1	1
Non-current liabilities:
Swaps (interest rate and cross-currency interest rate)	6	6	15	15

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practical to estimate the value:

– Cash equivalents

The carrying amount approximates the fair value given the short maturity of such instruments.

– Available-for-sale securities

The fair value for these instruments is based on quoted market prices.

– Term bank deposits

The carrying amount approximates the fair value given the short maturity of such instruments.

– Trade accounts receivable, net

The carrying amount approximates the fair value given the short maturity of such instruments.

– Accounts payable

The carrying amount approximates the fair value given the short maturity of such instruments.

– Short-term debt

The carrying amount approximates the fair value given the short maturity of such instruments.

– Current maturities of long-term debt

The fair value of the Company’s current maturities of publicly traded long-term debt is estimated using quoted market prices. The carrying amount for the other current maturities of long-term debt approximates the fair value given the short maturity of those instruments.

Financial Review

In millions, except share and per share information

– Long-term debt

The fair value of the Company’s publicly traded long-term debt is estimated using quoted market prices. The fair value of other long-term debt is estimated by discounting future cash flows using interest rates currently available for similar debt with identical terms, similar credit ratings, and remaining maturities. See Note 8 for details on debt instruments.

– Foreign currency contracts
The fair value is calculated by using the present value of future cash flows based on quoted market information.
– Interest rate and cross-currency interest rate swaps
The fair value for interest rate and cross-currency interest rate swaps is calculated using the present value of future cash flows based on quoted market information.
– Other instruments
The fair value for these derivative instruments is based on information obtained from financial institutions.
Fair value hedges

The Company has entered into various cross-currency interest rate swap agreements to mitigate certain foreign currency and interest rate risks on specific external debt. The main currency exposure being hedged is the Euro against the Swiss franc.

Cross-currency interest rate swap agreements that contain a receipt of fixed interest rate payments and payment of floating interest rate payments have been designated as fair value hedges. The contracts outstanding have an original contract period of up to five years and expire in 2006.

Net gains and losses on changes in fair values of hedged assets and liabilities attributable to the hedged risk as well as on the derivative instruments designated as fair value hedges are recognised in earnings, as foreign exchange gain/(loss), net, in the accompanying consolidated statements of operations. There was no significant net gain or loss recognised during 2005, 2004, or 2003 due to ineffectiveness in fair value hedge relationships. There was no gain or loss excluded from the assessment of hedge effectiveness of the fair value hedges.

The Company has also entered into foreign currency forward contracts to mitigate foreign currency risks on specific available-for-sale securities. The main currency exposures being hedged are the Euro and the U.S. dollar against the Swiss franc.

Foreign currency forward contracts to sell the U.S. dollar and the Euro and buy Swiss francs have been designated as fair value hedges. The contracts outstanding have an original contract period of less than one year and expire in 2006.

Net gains and losses on changes in fair values of hedged assets attributable to the hedged risk as well as on the derivative instruments designated as fair value hedges are recognised in earnings, as foreign exchange gain/(loss), net. There was no significant net gain or loss recognised during 2005 and 2004 due to ineffectiveness in fair value hedge relationships. The net loss excluded from the assessment of hedge effectiveness of the fair value hedges amounted to EUR 3 in 2005 and was not significant during 2004 and 2003.

Cash flow hedges

The Company has entered into cross-currency interest rate swap agreements and foreign currency contracts to mitigate certain foreign currency and interest rate risks on specific external debt and subsidiary funding. The main currency exposure being hedged is the Euro against the Swiss franc.

Cross-currency interest rate swap agreements which contain receipt of fixed interest payments in one currency and payment of fixed interest rate payments in another currency are designated as cash flow hedges. The contracts outstanding have an original contract period of up to five years and expire in 2006.

Net gains and losses on the derivative instruments that are designated and qualify as cash flow hedges are reported in a separate component of accumulated other comprehensive income/(loss), net, in the accompanying consolidated balance sheets and statements of changes in shareholders’ equity to the extent the hedge is effective. These amounts will subsequently be reclassified into earnings in the same period as the hedged items affect earnings. The Company recorded in 2005 a net gain of EUR 1, in 2004 a net gain of EUR 3, and in 2003 a net gain of EUR 4 in foreign exchange gain/(loss), net, due to ineffectiveness in cash flow hedge relationships. There was no significant gain or loss excluded from the assessment of hedge effectiveness of the cash flow hedges. No significant reclassifications into earnings of gains and losses that are reported in accumulated other comprehensive income/(loss), net, are expected within the next 12 months.

Financial Review

Net investment hedges

During 2004, the Company restructured the financing of its investment in U.S. operations and entered into forward foreign currency contracts to hedge a portion of the Company’s exposure to fluctuations in the U.S. dollar against the Swiss franc. All net investment hedges were terminated by September 2005.

Net gains and losses on the derivative instruments were recorded in a separate component of accumulated other comprehensive income/(loss), net, in the accompanying consolidated statements of changes in shareholders’ equity to the extent the hedge was effective. These amounts will subsequently be reclassified into earnings in the same period as the investment is sold or otherwise disposed. During 2005, the net loss related to these hedges included as a component of accumulated other comprehensive income/(loss), net, in the accompanying consolidated balance sheets and statements of changes in shareholders’ equity was EUR 68. During 2004, the net gain included in other comprehensive income/(loss) was EUR 10. No reclassifications of losses reported in accumulated other comprehensive income/(loss), net, into earnings are expected within the next 12 months.

There was no significant net gain or loss recognised during 2005 due to ineffectiveness in the net investment hedge relationship. During 2005, the net loss excluded from the assessment of hedge effectiveness was EUR 5 and during 2004 was not significant. Net loss excluded from the assessment of hedge effectiveness was recorded in foreign exchange gain/(loss), net.

Other hedge activities

The Company has entered into certain derivative contracts that are not designated or do not qualify as hedges under SFAS No. 133. These are mainly forward foreign currency contracts used to hedge the net exposure of short-term subsidiary funding advanced in the local operations functional currency. In addition, the Company has also entered into various cross-currency interest rate swaps and interest rate options. These contracts are entered into in accordance with the written treasury policies and procedures and represent economic hedges. Gains and losses on these contracts are recognised in earnings, as foreign exchange gain/(loss), net, in the accompanying consolidated statements of operations. In connection with these activities, the Company recorded a net loss of EUR 7, EUR 9, and EUR 12 in 2005, 2004, and 2003, respectively.

During 2003, in connection with its repurchase of EUR 60 of guaranteed convertible bonds issued by Adecco Finance BV, the Company entered into an agreement containing an interest rate swap and a right (the “right”) which gave the seller of the bonds the right to require the Company to reissue the bonds for their nominal value. The right and the interest rate swap matured in 2004. The interest rate swap and the right were considered derivative instruments under SFAS No. 133 and were recorded at fair value in earnings. During 2004, the Company recorded in other non-operating income/(expense), net, a net gain of EUR 2 and during 2003, a net loss of EUR 2 in connection with these derivative instruments.

In 1992, a subsidiary of the Company issued U.S. dollar denominated perpetual debt that was subsequently restructured under a structured finance agreement (the “arrangement”). Under this arrangement, the Company is committed to pay to investors interest on the perpetual debt nominal value (USD 100) at LIBOR plus 1% until 2007. The Company entered into various interest rate and cross-currency interest rate swaps to reduce foreign currency exchange and interest rate exposure relating to the payments under the arrangement. These swap transactions mature in various years ending in 2007. Prior to the issuance of SFAS No. 133, the arrangement was considered debt and was recorded in long-term debt at the present value of future payments under the arrangement. Upon the adoption of SFAS No. 133, the structure of the arrangement was considered a derivative instrument and as such, the value of the payments under the arrangement and the related swap transactions have been reclassified to other liabilities and valued at fair value. Changes in the fair value of the derivative instruments are recorded on a periodic basis in earnings as interest expense. The fair value of the arrangement as of December 31, 2005, and as of January 2, 2005, was EUR 13 and EUR 20, respectively. The arrangement requires the Company to repay the original debt principal of USD 100 only in the event of a merger or a liquidation of the subsidiary, which the Company has assessed the likelihood as remote.

During 2005, 2004, and 2003, the Company recorded a net loss of EUR 0, EUR 1, and EUR 1 in each respective year in connection with the arrangement.

Financial Review

In millions, except share and per share information

Credit risk concentration

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash investments, available-for-sale securities, trade accounts receivable, and derivative financial instruments. The Company places its cash and short-term investments in major financial institutions throughout the world, which management assesses to be of high credit quality, in order to limit the exposure of each investment.

Credit risk with respect to trade accounts receivable is dispersed due to the international nature of the business, the large number of customers, and the diversity of industries serviced. The Company’s receivables are well diversified and management performs credit evaluations of its customers and, where available and cost-effective, utilises credit insurance. As of December 31, 2005, the Company had receivables in the amount of EUR 41 due from Siciliana Servizi Emergenza S.p.A. (“Si.s.e.”), an Italian agency of the Red Cross. Of this amount EUR 34 was past due at year-end. The Company has not established an allowance for doubtful accounts as it believes the amount to be fully collectible.

To minimise counterparty exposure on derivative instruments, the Company enters into derivative contracts with several large multinational banks and limits the exposure in combinations with the short-term investments with each counterparty.

Note 14 – Other income/(expenses), net
For the years 2005, 2004, and 2003, other income/(expenses), net, consist of the following:

In EUR	2005	2004	2003

Other income/(expenses), net
Foreign exchange gain/(loss), net	(14)	(7)	(9)
Interest income	16	15	11
Other non-operating income/(expenses), net	41		(2)
Other income/(expenses), net	43	8	–

In October 2005, the Company sold its non-controlling interest in Professional Services Industries Holding Inc. (“PSI”) for EUR 45. The investment in PSI was acquired by the Company in conjunction with its acquisition of Adia S.A. in 1996. In connection with the application of the purchase method of accounting, the Company assigned no fair value to the investment due to uncertainty in the investment’s recoverability. Accordingly, the Company recorded a gain of EUR 42 in other non-operating income/(expenses), net, as a result of the transaction. This gain resulted in an increase in basic and diluted earnings per share, net of tax, of EUR 0.17 and EUR 0.16, respectively. Recognition of EUR 3 placed in escrow pending resolution of indemnity matters and to cover purchase accounting adjustments has been deferred until receipt.

Financial Review

Note 15 – Income taxes

Adecco S.A. is incorporated in Switzerland but the Company operates in various countries with differing tax laws and rates. A substantial portion of the Company’s operations are outside of Switzerland. Since the Company operates worldwide, the weighted-average effective tax rate will vary from year to year according to the earnings by country. The weighted-average tax rate is calculated by aggregating pre-tax operating income or loss in each country in which the Company operates multiplied by the country’s statutory income tax rate. Income from continuing operations before income tax in Switzerland totalled EUR 219, EUR 156, and EUR 192 in 2005, 2004, and 2003, respectively. Foreign source income amounted to EUR 384, EUR 320, and EUR 247 in 2005, 2004, and 2003, respectively. The provision for income taxes consists of the following for the fiscal years:

In EUR	2005	2004	2003

Provision for income taxes
Current tax provision/(benefit):
Domestic	8	20	(3)
Foreign	128	157	66
Total current tax provision	136	177	63

Deferred tax provision/(benefit):
Domestic	16	7	5
Foreign	(2)	(10)	60
Total deferred tax provision/(benefit)	14	(3)	65

Total provision for income taxes	150	174	128

The difference between the provision for income taxes for income from continuing operations and the weighted-average tax rate is reconciled as follows for the fiscal years:

In EUR	2005	2004	2003

Tax rate reconciliation
Income taxed at weighted-average tax rate	131	114	108
Items taxed at other than weighted-average tax rate	18	42	(56)
Non-deductible expenses	4	10	18
Net change in valuation allowance	(6)	5	63
Other, net	3	3	(5)
Total provision for income taxes	150	174	128

In 2005, “items taxed at other than weighted-average tax rate” include an increase in the tax provisions for new tax risks of EUR 30 in various countries including the U.S. where the Company and its predecessors are currently under examination for the tax years 1995–2000. The latter was offset by a reduction in the tax provision of EUR 32 relating to the successful resolution during the year of the prior years’ tax audits, changes in legislation, and other changes in events, which resulted in a reassessment of tax risks primarily in Australia, the Netherlands, and France. In 2004, this item included EUR 34 for the net increase of tax provisions, mainly in the U.S. and France. In 2003, this item included EUR 48 decrease of tax provisions. The 2003 reduction of tax provisions was mainly due to the successful resolution during the year of prior years’ tax audits, settlements of disputes with tax authorities, changes in events during the year which resulted in the reassessments of tax risks, and the expiration of the statutes of limitations in certain countries, partially offset by the increase related to current year tax risks.

In addition, the reconciling item “items taxed at other than weighted-average tax rate”, above includes EUR 8, EUR 8, and EUR 11 in 2005, 2004, and 2003, respectively, for the non-refundable withholding taxes on cross-border intercompany transactions.

Financial Review

In millions, except share and per share information

As of December 31, 2005 and January 2, 2005, a deferred tax liability of EUR 9 and EUR 11 has been provided for non-Swiss withholding taxes and additional Swiss taxes due upon the future dividend payment of cumulative undistributed earnings. No deferred income tax liabilities have been provided on EUR 9 and EUR 6 of unremitted earnings of foreign subsidiaries considered to be permanently reinvested as of December 31, 2005 and January 2, 2005, respectively.

Temporary differences that give rise to deferred income tax assets and liabilities are summarised as follows:

In EUR	31.12.2005	2.1.2005

Temporary differences
Net operating loss carryforwards	163	148
Tax credits	65	57
Depreciation	12	7
Deferred compensation and accrued employee benefits	95	77
Accrued expenses	46	47
Financial amortisation in excess of tax amortisation	36	51
Intercompany transactions	50	66
Other	38	35
Gross deferred tax assets	505	488

Valuation allowance	(156)	(148)
Deferred tax assets, net	349	340

Depreciation	(5)	(10)
Intangible asset basis in excess of tax	(8)
Accrued expenses	(10)	(13)
Tax amortisation in excess of financial amortisation	(16)	(12)
Undistributed earnings of foreign subsidiaries	(9)	(11)
Other	(17)	(8)
Deferred tax liabilities	(65)	(54)

Deferred tax assets, net of deferred tax liabilities	284	286

Management’s assessment of the realisation of deferred tax assets is made on a country-by-country basis. The assessment is based upon the weight of all available evidence, including factors such as the recent earnings history and expected future taxable income. A valuation allowance is recorded to reduce deferred tax assets to a level which, more likely than not, will be realised.

Valuation allowances on deferred tax assets of foreign and domestic operations increased by EUR 8 in 2005. Included in the change of the valuation allowance is an increase of EUR 16 for fluctuations in foreign exchange rates and a net decrease of EUR 8, of which EUR 6 is attributable to operations and EUR 2 is attributable to other movements. In 2004, the valuation allowance decreased by EUR 44. The majority of the decrease in 2004 is attributable to expiration of capital loss carryforwards and the reversal of other deferred tax assets for which a full valuation allowance had previously been recorded of EUR 39.

As of December 31, 2005 and January 2, 2005, the valuation allowance related to deferred tax assets acquired in business combinations was EUR 13 and EUR 42, respectively. The decrease of EUR 29 was due to the expiry of EUR 32 of unused U.S. capital loss carryforwards and an increase of EUR 3 for new acquisitions. In the event that a change in circumstances supports the reversal of that portion of the valuation allowance, the goodwill recorded at the time of the acquisitions would be reduced.

Financial Review

Other current assets include current deferred tax assets of EUR 123 and EUR 119 as of December 31, 2005 and January 2, 2005, respectively. Other long-term assets include EUR 208 and EUR 210 of net deferred tax assets as of December 31, 2005 and January 2, 2005, respectively. Other accrued expenses include current deferred tax liabilities of EUR 5 and EUR 4 as of December 31, 2005 and January 2, 2005, respectively. Other liabilities include EUR 42 and EUR 39 of non-current deferred tax liabilities as of December 31, 2005 and January 2, 2005, respectively.

As of December 31, 2005, the Company had approximately EUR 467 of net operating loss carry-forwards. These losses will expire as follows:

In EUR	2006	2007	2008 D	2009	2010	Thereafter	No expiry	Total

	2	3	16	9	9	233	195	467

The largest net operating loss carryforwards are in the U.S. and Germany and total EUR 273 as of December 31, 2005. The losses in the U.S. begin to expire in 2021. German losses do not expire. In addition, tax credits of EUR 62 are predominately related to the U.S. operations and begin to expire in 2008.

Significant estimates are required in determining income tax expense and benefits. Various internal and external factors may have favourable or unfavourable effects on the future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, results of tax audits, and changes in the overall level of pre-tax earnings.

Furthermore, the Company operates within multiple tax jurisdictions and has exposures related to tax filings in the ordinary course of business within those jurisdictions. At any given time, the Company is undergoing tax audits in several tax jurisdictions covering multiple years. The Company periodically assesses its liabilities and contingencies for all tax years open to audit based upon the latest information available. For those matters where it is probable that an adjustment will be made, the Company has recorded its best estimate of the tax liability, including related interest charges, in accrued income tax within its consolidated balance sheets. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax laws, both legislated and concluded through the various jurisdictions’ court systems. While management believes they have adequately provided for the probable outcome of these matters, future results may include favourable or unfavourable adjustments to these estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. The Company expects the completion of certain tax audits in the near term. However, it is possible that the final outcome of tax examinations will result in a materially different outcome than assumed in its tax liabilities. The Company has recorded certain tax liabilities in conjunction with business combinations, increasing the excess purchase price, and thus goodwill, by the same amount. Subsequent changes to these liabilities are recorded as an adjustment to goodwill.

Financial Review

In millions, except share and per share information

Note 16 – Earnings per share
The following table sets forth the computation of basic and diluted earnings per share.

	2005		2004		2003
In EUR (except number of shares)	Basic	Diluted	Basic	Diluted	Basic	Diluted

Numerator
Income from continuing operations and before cumulative effect of accounting change	453	453	302	302	311	311
Effect of assumed conversion of convertible debt		7		9		10
Income from continuing operations and before cumulative effect of accounting change for earnings per share calculation	453	460	302	311	311	321
Income/(loss) from discontinued operations			30	30	(3)	(3)
Cumulative effect of accounting change					(3)	(3)
Net income available for earnings per share calculation	453	460	332	341	305	315

Denominator
Weighted-average shares	186,599,019	186,599,019	187,074,416	187,074,416	186,744,214	186,744,214
Incremental shares for assumed conversions:
– Guaranteed convertible bonds and notes		9,523,810		13,503,774		8,570,530
– Employee compensation related shares, including options		424,108		749,984		462,523
Total average equivalent shares	186,599,019	196,546,937	187,074,416	201,328,174	186,744,214	195,777,267

Per share amounts
Income from continuing operations and before cumulative effect of accounting change	2.43	2.34	1.61	1.54	1.66	1.63
Income/(loss) from discontinued operations			0.16	0.15	(0.01)	(0.01)
Cumulative effect of accounting change					(0.02)	(0.01)
Net earnings per share	2.43	2.34	1.77	1.69	1.63	1.61

Incremental shares relating to stock options of 9,013,344, 10,730,261, and 12,521,469 in 2005, 2004, and 2003, respectively, were excluded from the computation of diluted net income per share as the effect would have been anti-dilutive.

Financial Review

Note 17 – Segment reporting

During 2005, the Company managed its operations based on three separate lines of business: the Adecco Staffing division, the Ajilon Professional division, and the LHH Career Services division. From May 2002, when jobpilot was acquired, until April 2004, when jobpilot was disposed of, the Company had a fourth division, e-HR Services & Others. The operating results, assets and liabilities, and cash flows related to the sold business have been classified as discontinued operations as discussed in Note 1 and Note 3.

The Company evaluates the performance of its reportable segments based on operating income before amortisation, which is defined as the amount of income or loss from continuing operations before cumulative effect of change in accounting principle, income taxes, interest expense, other income/(expenses), net, income applicable to minority interests, and amortisation of intangible assets. The reconciliation between operating income before amortisation and net income is presented below.

The Company’s three reportable segments were:

–  the Adecco Staffing division, which provided flexible temporary staffing and permanent placement services to a broad range of businesses and industries, including the banking, electronics, retail, chemical/pharmaceutical, manufacturing and telecommunications sectors;

–  the Ajilon Professional division, which offered specialised temporary staffing, permanent placement, and consulting services, with particular emphasis in the areas of information technology, finance, accounting and legal, engineering, and high-end clerical support; and

– LHH Career Services division, which provided outplacement, restructuring, and talent solutions services.

Corporate items consist of certain assets and expenses which are separately managed at the corporate level.
Approximately 94 % of the Company’s revenues in 2005, 2004, and 2003 were related to temporary staffing. The remaining portion relates to permanent placements and other services.
The accounting principles used for the segment reporting are those used by the Company. Intersegmental revenues are not material in any of the years presented.

Financial Review

In millions, except share and per share information

In EUR	Adecco Staffing	Ajilon Professional	LHH Career Services	Corporate	Total

2003 segment reporting
Revenues	14,336	1,678	212		16,226
Depreciation	(90)	(14)	(3)	(29)	(136)
Operating income before amortisation	502	57	68	(112)	515
Amortisation of intangible assets				(6)	(6)
Operating income					509
Interest expense, and other income/(expenses), net				(70)	(70)
Income applicable to minority interests
Provision for income taxes				(128)	(128)
Income from continuing operations					311
Income/(loss) from discontinued operations					(3)
Cumulative effect of change in accounting principle				(3)	(3)
Net income					305

Capital expenditures[1]	(37)	(10)	(3)	(4)	(54)
Segment assets from continuing operations	4,145	807	58	1,232	6,242
Segment assets from discontinued operations					74
Long-lived assets[2]	359	35	8	64	466

In EUR	Adecco Staffing	Ajilon Professional	LHH Career Services	Corporate	Total

2004 segment reporting
Revenues	15,287	1,797	155		17,239
Depreciation	(79)	(12)	(3)	(25)	(119)
Operating income before amortisation	622	86	26	(203)	531
Amortisation of intangible assets				(1)	(1)
Operating income					530
Interest expense, and other income/(expenses), net				(54)	(54)
Income applicable to minority interests
Provision for income taxes				(174)	(174)
Income from continuing operations					302
Income/(loss) from discontinued operations					30
Net income					332

Capital expenditures[1]	(43)	(18)	(3)	(4)	(68)
Segment assets from continuing operations	4,352	840	47	1,202	6,441
Segment assets from discontinued operations
Long-lived assets[2]	270	39	6	31	346

Financial Review

In EUR	Adecco Staffing	Ajilon Professional	LHH Career Services	Corporate	Total

2005 segment reporting
Revenues	16,085	2,026	192		18,303
Depreciation	(74)	(13)	(4)	(15)	(106)
Operating income before amortisation	626	107	18	(134)	617
Amortisation of intangible assets				(3)	(3)
Operating income					614
Interest expense, and other income/(expenses), net				(9)	(9)
Income applicable to minority interests				(2)	(2)
Provision for income taxes				(150)	(150)
Income from continuing operations					453
Income/(loss) from discontinued operations
Net income					453

Capital expenditures[1]	(41)	(15)	(3)	(9)	(68)
Segment assets from continuing operations	4,897	976	189	777	6,839
Segment assets from discontinued operations
Long-lived assets[2]	259	45	12	28	344

1 Capital expenditures presented exclude discontinued operations, which were not significant.

2 Long-lived assets include fixed assets and other non-current assets. Long-lived assets from discontinued operations were EUR 10 in 2003.

Segment information by geographical areas is as follows:
In EUR	North America[2]	Europe[3,4]	Asia Pacific	Rest of world	Total

Revenues by geographical area
2003	3,849	10,334	1,653	390	16,226
2004	3,698	11,298	1,845	398	17,239
2005	3,614	12,174	2,020	495	18,303

Long-lived assets by geographical area[1]
2003	114	297	50	5	466
2004	99	192	50	5	346
2005	111	183	45	5	344

1 Long-lived assets include fixed assets and other non-current assets. Long-lived assets from discontinued operations were EUR 10 in 2003.

2 Consists primarily of operations in the U.S.

3 Consists primarily of operations in France, U.K., Belgium, Germany, Italy, the Netherlands, Spain, and Switzerland.

4 Includes France’s revenues of EUR 6,290, EUR 6,172, and EUR 5,771, and long-lived assets of EUR 79, EUR 90, and EUR 105 in 2005, 2004, and 2003, respectively.

Financial Review

In millions, except share and per share information

Note 18 – Commitments and contingencies Commitments

The Company leases facilities under operating leases, certain of which require payment of property taxes, insurance, and maintenance costs. Operating leases for facilities are usually renewable at the Company’s option.

Total rent expense under operating leases amounted to EUR 169, EUR 157, and EUR 169 during 2005, 2004, and 2003, respectively.
Future minimum annual lease payments under operating leases are as follows:

In EUR	2006	2007	2008	2009	2010	Thereafter	Total

	136	107	85	65	47	56	496

The Company’s commitments to acquire equipment amount to EUR 2, commitments under various marketing sponsorship agreements amount to EUR 7, and other vendor commitments amount to EUR 5 as of December 31, 2005.
Guarantees

The Company has entered into certain guarantee contracts and standby letters of credit that total EUR 874, including those letters of credit issued under the multicurrency revolving credit facility. The guarantees primarily relate to government requirements for operating a temporary staffing business in certain countries and are generally renewed annually. Other guarantees relate to operating leases and credit lines. The standby letters of credit mainly relate to workers compensation in the U.S. If the Company is not able to obtain and maintain letters of credit and/or guarantees from third parties then the Company would be required to collateralise its obligations with cash. Due to the nature of these arrangements and historical experience, the Company does not expect to be required to collateralise its obligations with cash.

Contingencies

In the ordinary course of business, the Company is involved in various legal actions and claims, including those related to social security charges, other payroll related charges, and various employment related matters. Although the outcome of the legal proceedings cannot be predicted with certainty, the Company believes it has adequately reserved for such matters.

Securities class action lawsuits

Class action lawsuits in the U.S. against Adecco S.A. and certain of its current and former directors and officers, which were commenced following the Company’s January 2004 announcement of a delay in the release of its 2003 consolidated financial statements, are pending. The lawsuits, which have been consolidated, allege violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Company between March 2000 and January 2004 regarding its earnings and operating results. After the U.S. District Court for the Southern District of California dismissed the plaintiffs’ consolidated complaint without prejudice on May 16, 2005, the plaintiffs filed an amended complaint. The Defendants filed a motion to dismiss in response to the amended consolidated complaint. That motion was heard on January 30, 2006 and was taken under submission by the court. The Company believes that there is no merit to the allegations and will continue to defend itself vigorously. However, there can be no assurance that the resolution of this matter will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

U.S. state unemployment tax reviews

In the U.S., the Company, like other companies, incurs costs for unemployment taxes based on taxable wages (which include the wages of its temporary staff) and tax rates notified by each state. Certain states have advised the Company that they are reviewing the unemployment tax rates applied by the Company as a result of certain past changes in structure in the U.S. As of this date, the Company has not received any assessments from these states. However, the Company anticipates that it will receive assessments from these states. It is possible that other states will initiate similar reviews. As of December 31, 2005, the Company has reserved EUR 9 for potential assessments. Liability, if any, will depend on resolution of future assessments. There can be no assurance that, when finally resolved, the total liability arising from state unemployment

Financial Review

tax reviews will not exceed the amount of the reserve or be material to the Company’s consolidated financial position, results of operations, or cash flows. The Company intends to evaluate and, as appropriate, contest any such assessment.
French antitrust investigation

In November 2004, the French competition authority (DGCCRF) commenced an investigation concerning alleged anti-competitive practices in France by Adecco Travail Temporaire SASU, a French subsidiary of the Company. At this stage, the Company is unable to predict whether the outcome of this matter will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Note 19 – Subsequent events

On January 9, 2006, the Company announced that it had entered into an agreement to acquire approximately 29 % of DIS Deutscher Industrie Service AG (“DIS”) total shares outstanding at a price per share of EUR 54.50, subject to regulatory approval. At the same time, the Company also announced its intention to launch a voluntary public tender offer for the remaining shares at the same price. The tender offer was launched on February 6, 2006. On February 13, 2006, an agreement was reached with certain shareholders to purchase an additional 38 % of DIS shares (some of which were subject to regulatory approval) at a price of EUR 58.50 per share, thereby increasing the tender offer price to EUR 58.50 per share. Regulatory approval was obtained from the European Union on March 3, 2006 and on March 8, 2006 the tender offer was concluded. As a result of the various agreements, purchase of shares on the open market, and the tender offer, the Company’s total shareholding in DIS amounts to approximately 83 % as of March 22, 2006. Total acquisition costs for the 83 % shareholding are estimated to be EUR 580.

To finance the acquisition of DIS and fulfill payment of the net purchase price in connection with the voluntary public offer, the Company entered into an agreement on January 13, 2006 for a EUR 695 term loan facility under which the Company is entitled to request credit lines with terms of up to 6 months within 180 days after signing of the credit agreement. Interest on the facility is charged at EURIBOR plus a margin of 0.275%. The Company has an option to extend the 180 day period by 12 months.

Financial Review

As auditors of the group, we have audited the consolidated financial statements (balance sheet, statement of operations, statement of cash flows, statement of changes in shareholders’ equity and notes, pages 79 to 118) of Adecco S.A. (“the Company”) for the year ended December 31, 2005.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss auditing standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects the financial position, the results of operations and the cash flows in accordance with U.S. generally accepted accounting principles and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

Zurich, March 22, 2006

Financial Review

In millions, except share and per share information

As of December 31 (in CHF)	2005	2004

Assets
Current assets:
– Cash and cash equivalents	122	636
– Short-term investments	509	340
– Receivables from subsidiaries	45	23
– Receivables from third parties	5	3
– Accrued income, prepaid expenses and withholding taxes	23	37
Total current assets	704	1,039

Non-current assets:
– Investments in subsidiaries	6,523	5,633
– Loans to subsidiaries	1,160	1,487
– Provisions on investments in and loans to subsidiaries	(1,137)	(1,154)
– Treasury shares	91	1
– Intangible assets	75	103
– Financial assets	3	126
Total non-current assets	6,715	6,196

Total assets	7,419	7,235

Liabilities and shareholders’ equity

Liabilities
Current liabilities:
– Amounts due to subsidiaries	119	97
– Amounts due to third parties	26	42
– Short-term debt		300
– Accrued liabilities	66	59
Total current liabilities	211	498

Non-current liabilities:
– Long-term debt to subsidiaries	986	1,527
– Provisions and non-current liabilities	161	161
Total non-current liabilities	1,147	1,688

Total liabilities	1,358	2,186

Shareholders’ equity
Share capital	188	187
General reserve	2,008	1,996
Reserve for treasury shares	91	1
Retained earnings	3,774	2,865
Total shareholders’ equity	6,061	5,049

Total liabilities and shareholders’ equity	7,419	7,235

Financial Review

In millions, except share and per share information

For the fiscal years ended December 31 (in CHF)	2005	2004

Operating income
Royalties and license fees	410	393
Dividends from subsidiaries	1,249	122
Gain on sale of investments	28	25
Release of provision on loans	16
Interest income from subsidiaries	51	117
Other income	27	132
Total operating income	1,781	789

Operating expenses
Interest expense to subsidiaries	(34)	(28)
Interest expense to third parties	(4)	(13)
Provisions on loans to subsidiaries		(13)
Taxes	(34)	(39)
Financial expense	(64)	(10)
Other expenses (including depreciation of CHF 20 in 2005 and CHF 33 in 2004)	(459)	(211)
Total operating expenses	(595)	(314)

Net income for the year	1,186	475

Financial Review

In millions, except share and per share information

Note 1 – Contingent liabilities

In CHF	31.12.2005	31.12.2004

Contingent liabilities
Guarantees	2,718	2,725
Letters of comfort	135	156
	2,853	2,881

Adecco S.A. has irrevocably and unconditionally guaranteed the zero-coupon convertible bonds of CHF 900 due 2013 issued by Adecco Financial Services (Bermuda) Ltd. (“AFS”), a subsidiary of Adecco S.A. Adecco S.A. granted to AFS a right to subscribe for the maximum of 9,523,810 registered shares of Adecco S.A. The nominal value of each share is CHF 1 and the initial exercise price is CHF 94.50. As a consideration for granting the above right AFS has paid to Adecco S.A. consideration of CHF 101 on December 15, 2003.
Adecco S.A. has irrevocably and unconditionally guaranteed the notes of EUR 400 (CHF 622) issued by AFS.

On December 15, 2004, Adecco S.A. reduced its irrevocable and unconditional guarantees from CHF 80 to CHF 40 and from USD 100 (CHF 131) to USD 40 (CHF 52) in respect to derivative financial instrument transactions executed by AFS.

Adecco S.A. has guaranteed the amount of CHF 143 utilised from the revolving credit facility in the form of letters of credit as of December 31, 2005.

Adecco S.A. has guaranteed the outstanding notes of USD 200 (CHF 262) assumed by Adecco U.S. following the acquisition of the Olsten Group and the outstanding notes of EUR 122 (CHF 190) issued by Adecco Olsten, BV Holdings.

Approximately CHF 379 of the credit facilities issued to several subsidiaries in Europe, North America, South America, Asia, and Australia have been guaranteed. Additionally, Adecco S.A. has provided guarantees and letters of comfort amounting to CHF 243 relating to government requirements for operating a temporary staffing business and to operating leases of its subsidiaries mainly in the U.S., France, and Spain.

Note 2 – Outstanding bonds

In CHF	31.12.2005	31.12.2004

Outstanding bonds
4.0 % due July 7, 2005		300

The bonds were repaid in 2005.

Note 3 – Treasury shares
The reserve for treasury shares held by the Holding Company is transferred to/from retained earnings. As of December 31, 2005 and 2004, all treasury shares held by the Company are held by Adecco S.A.

In CHF	Total cost	Number	Purchase/sale price (average per share)	Highest price per share	Lowest price per share

Registered treasury shares
At January 1, 2004	9	168,672

Disposed of during the year	(9)	(161,361)	61	61	61
Acquired during the year	1	11,564	57	57	57

At December 31, 2004	1	18,875

Disposed of during the year	(1)	(9,195)	60	65
Acquired during the year	91	1,500,070	60	61	60

At December 31, 2005	91	1,509,750

Financial Review

In millions, except share and per share information

Note 4 – Shareholders’ equity

In CHF	Share capital	General reserve	Reserve for treasury shares	Retained earnings	Total

Shareholders’ equity
January 1, 2005	187	1,996	1	2,865	5,049

Dividend distribution				(187)	(187)
Share capital increase	1	12			13
Net movement on reserve for treasury shares			90	(90)
Net income for the year				1,186	1,186

December 31, 2005	188[1]	2,008	91	3,774	6,061

1 187,607,395 common shares at CHF 1 par value

On May 26, 2005, Adecco S.A. held its Annual General Meeting of Shareholders in Lausanne.

Conditional shares

As of December 31, 2005, Adecco S.A. had conditional capital under Art. 3quater of the Articles of Incorporation of Adecco S.A. of 15,400,000 shares, for a maximum aggregate amount of CHF 15,400,000 for issue of a maximum of 15,400,000 registered shares, which shall be fully paid up by the exercise of option and conversion rights to be granted in relation with bond issues or other obligations of Adecco S.A. or affiliated companies.

Adecco S.A. had 5,822,915 and 6,081,195 common shares reserved for issuance of common shares to employees and directors upon the exercise of stock options as of December 31, 2005, and December 31, 2004, respectively under Art. 3ter of the Articles of Incorporation of Adecco S.A. These shares shall be fully paid up by the exercise of option rights which the Board of Directors grants to the employees and to the members of the Board of Directors of Adecco S.A. or of its affiliated companies.

During 2005, Adecco S.A. issued 258,280 shares for stock options exercised for a total amount value of CHF 13.

Authorised shares

On April 16, 2003, the Annual General Meeting of Shareholders extended the Board of Directors’ authorisation to increase the share capital in one or more steps by up to 19,000,000 shares (CHF 19 million) in connection with special capital market transactions, such as acquisitions. In accordance with Swiss statutory law, such authorisation ceased on April 16, 2005 (see Art. 3bis of the Articles of Incorporation of Adecco S.A.). At the Annual General Meeting of Shareholders held on May 26, 2005, the authorisation was not extended.

Note 5 – Significant shareholders

As of December 31, 2005, the total number of shareholders directly registered with Adecco S.A. was 17,999. The major shareholders and their shareholdings were disclosed as follows (for all disclosures see http://www.swx.com):

–  42,804,180 shares representing 22.8 % of the total Adecco S.A. registered share capital, excluding 12,000,000 registered shares acquired subject to certain conditions precedent that are to be transferred to the group by June 30, 2007, were held by a group consisting of Jacobs Holding AG (formerly KJ Jacobs AG), Zurich, Switzerland, which represents the group and whose own shares and participation certificates are held by Jacobs Foundation and by the association Jacobs Familienrat (both Zurich, Switzerland), Jacobs Venture AG, Baar, Switzerland, Triventura AG, Baar, Switzerland, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs, and Nathalie Jacobs (“the Group”). The members of the Group have entered into a voting trust agreement and have agreed on an understanding regarding the potential future acquisition of Adecco S.A. shares by Jacobs Venture AG. Jacobs Holding AG does not hold any shares outside the Group. See the respective updated disclosure published in the “Swiss Official Gazette of Commerce” (SHAB No. 245, December 16, 2005).

Financial Review

–  22,188,580 shares representing 11.8 % of the total Adecco S.A. registered share capital, including 12,000,000 registered shares sold subject to certain conditions precedent that are to be transferred to the above mentioned group by June 30, 2007 were held by Akila Finance S.A., Luxembourg, which is owned and controlled by Philippe Foriel-Destezet. See the respective disclosure published in the “Swiss Official Gazette of Commerce” “(SHAB No. 245, December 16, 2005).

–  As mentioned above, subject to certain conditions precedent, the above mentioned Group represented by Jacobs Holding AG is entitled and obliged to acquire from Akila Finance S.A., Luxembourg, an additional 12,000,000 shares representing 6.4% of the total Adecco S.A. registered share capital to be transferred by June 30, 2007; the voting rights attached to these shares remain with Akila Finance S.A. until their transfer.

–  As per November 1, 2005, 9,258,434 shares representing 4.9 % of the total Adecco S.A. registered share capital were held under discretionary management by The Capital Group Companies, Inc., on behalf of funds managed by Capital Research and Management Company, and clients managed by Capital Guardian Trust Company, Capital International Limited, Capital International Inc. and Capital International S.A. The shareholding was reported to have decreased from 5.1%. See the respective disclosure published in the “Swiss Official Gazette of Commerce” (SHAB No. 220, November 11, 2005).

Furthermore, Adecco S.A. has received the following additional notices on disclosures of shareholders according to Article 20 of the Swiss Stock Exchange Act:

–  Deutsche Bank AG, Germany, together with various subsidiaries, has disclosed on December 16, 2005 (1) to hold under a Bilateral Equity Linked Contract between themselves and Jacobs Venture AG a call option to acquire up to 10,294,665 shares (5.5%) during the term of the contract, granted by Jacobs Venture AG; (2) to have granted under the same contract to Jacobs Venture AG a put option to sell up to 32,170,829 shares (17.2%) at the maturity of the contract and (3) to currently hold 2,492,043 shares (1.3%) in the course of its ordinary trading and asset management activities. Deutsche Bank AG, Germany, has further mentioned that Sonata Securities S.A., Luxembourg, (“Sonata”) intends to issue bonds in the total amount of CHF 767,300,000 due 2010 exchangeable into shares of Adecco S.A. The proceeds will be used to acquire a limited recourse instrument from Deutsche Bank AG on the same terms. In connection with these arrangements and, in particular, to enable Deutsche Bank AG to obtain the shares deliverable under the limited recourse instrument, Deutsche Bank AG has entered into a contract with Jacobs Venture AG containing the call option for 10,294,665 Adecco S.A. shares and the put option for 32,170,829 Adecco S.A. shares. The proceeds obtained by Deutsche Bank AG under the limited recourse instrument are passed on to Jacobs Venture AG in order to finance the acquisition of Adecco S.A. shares. For further detail, see the respective disclosure of Deutsche Bank AG as published in the “Swiss Official Gazette of Commerce” (SHAB No. 249, December 22, 2005, and No. 7, January 11, 2006).

–  A disclosure notice has been provided by Sonata on December 29, 2005, according to which (1) Sonata has the right to exchange the notes owned by it for up to 10,294,665 (5.5%) Adecco S.A. shares during the term of the notes and (2) that Deutsche Bank AG has the right – in certain circumstances and subject to additional legal requirements relating to the enforcement of security interests – to deliver to Sonata up to 32,170,829 Adecco S.A. shares (17.2%) in satisfaction of Deutsche Bank AG’s obligations under the notes. Deutsche Bank would only be in a position to exercise their right if there is an event of default under the bilateral equity linked contract between Jacobs Venture AG and Deutsche Bank AG dated as of December 6, 2005. Sonata intended to issue on December 30, 2005 CHF 767,300,000 1.5 percent collateralised equity-linked limited liability obligations bonds due 2010 exchangeable for ordinary shares of Adecco S.A. The proceeds of the issuance of the bonds will be used to acquire the notes. For further detail see the respective disclosure of Sonata as published in the “Swiss Official Gazette of Commerce” (SHAB No. 7, January 11, 2006). These bonds have been issued before December 31, 2005.

As of December 31, 2005, Adecco S.A. is not aware of any person or legal entity, other than those stated above, that directly or indirectly owned more than 5 % of Adecco S.A.’s shares with voting rights, whether or not such rights may be exercised. Adecco S.A. is not aware of shareholders’ agreements, other than those described above, between its shareholders pertaining to Adecco S.A. shares held.

In millions, except share and per share information	Financial Review

Note 6 – Restriction regarding the distribution of dividends
The general reserve must be at least 20 % of the share capital of Adecco S.A. because this is the minimum amount required by Swiss law.
Note 7 – Contingencies
Securities class action lawsuits

Class action lawsuits in the U.S. against Adecco S.A. and certain of its current and former directors and officers, which were commenced following the Company’s January 2004 announcement of a delay in the release of its 2003 consolidated financial statements, are pending. The lawsuits, which have been consolidated, allege violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Company between March 2000 and January 2004 regarding its earnings and operating results. After the U.S. District Court for the Southern District of California dismissed the plaintiffs’ consolidated complaint without prejudice on May 16, 2005, the plaintiffs filed an amended complaint. The Defendants filed a motion to dismiss in response to the amended consolidated complaint. That motion was heard on January 30, 2006 and was taken under submission by the court. The Company believes that there is no merit to the allegations and will continue to defend itself vigorously. However, there can be no assurance that the resolution of this matter will not have a material adverse effect on Adecco S.A.’s financial position, results of operations, or cash flows.

Note 8 – Proposed appropriation of available earnings

In CHF	2005	2004

Proposed appropriation of available earnings
Available earnings of previous year	2,865	2,513
Profit for the year	1,186	475
Net movement on treasury share provision	(90)	8
Dividend distribution	(187)	(131)
Total available earnings	3,774	2,865

Proposed dividend of CHF 1.00 per registered share[1]	(207)	(228)
Proposed balance to be carried forward	3,567	2,637

1 This amount represents the maximum amount of dividends payable based on the total number of shares issued (excluding treasury shares) of 186,097,645 and conditional shares of 21,222,915, which were not in circulation as of December 31, 2005.

Financial Review

As statutory auditors, we have audited the accounting records and the financial statements, (balance sheet, statement of operations and notes, pages 120 to 125) of Adecco S.A. for the year ended December 31, 2005.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and Adecco S.A.’s articles of incorporation.
We recommend that the financial statements submitted to you be approved.

Zurich, March 22, 2006

Financial Review

Name of Legal Entity	Country	Jurisdiction of Legal Entity	Ownership	Type[1]	Currency of Share Capital	Share Capital in thousands

Major consolidated subsidiaries
Adecco Argentina S.A.	Argentina	Buenos Aires	100%	O	ARS	44,526
Adecco Recursos Humanos Argentina S.A.	Argentina	Buenos Aires	99%	O	ARS	12
Adecco Industrial Pty Ltd	Australia	Melbourne	100%	O	AUD	5
Adecco Australia Pty Ltd	Australia	Melbourne	100%	H/O	AUD	1,150
Icon Recruitment Pty Ltd	Australia	Melbourne	100%	O	AUD	24,469
TAD Pty Ltd	Australia	Melbourne	100%	O	AUD	<1
Adecco Personnel Services NV	Belgium	Brussels	100%	O	EUR	651
Adecco Coordination Center NV	Belgium	Brussels	100%	F	EUR	1,332,468
Adecco Financial Services (Bermuda) Ltd.	Bermuda	Hamilton	100%	F	USD	12
Adecco Employment Services Limited	Canada	Toronto	100%	H/O	CAD	91
Ajilon Canada Inc.	Canada	Toronto	100%	O	CAD	14,884
Roevin Technical People Ltd	Canada	Edmonton	100%	O	CAD	801
Adecco A/S	Denmark	Frederiksberg	100%	O	DKK	10,000
Adecco Travail Temporaire SASU	France	Villeurbanne	100%	O	EUR	66,451
ADIA SAS	France	Villeurbanne	100%	O	EUR	83,293
Quick Medical Service SA	France	Villeurbanne	100%	O	EUR	230
Ajilon Sales & Marketing SAS	France	Villeurbanne	100%	O	EUR	668
Ajilon Engineering SA	France	Villeurbanne	100%	O	EUR	673
Heracles Interim Sarl	France	Villeurbanne	100%	O	EUR	61
Ajilon IT Consulting SAS	France	Villeurbanne	100%	O	EUR	638
Altedia SA	France	Paris	100%	O	EUR	2,997
Adecco Holding France SASU	France	Villeurbanne	100%	H	EUR	601,200
Adecco Personaldienstleistungen GmbH	Germany	Fulda	100%	O	EUR	31
Adecco Outsourcing GmbH	Germany	Fulda	100%	O	EUR	102
Adecco Italia SpA	Italy	Milan	100%	O	EUR	2,976
Adecco Ltd	Japan	Tokyo	100%	O	JPY	5,562,863
Ecco Servicios de Personal SA de CV	Mexico	Mexico City	100%	H/O	MXN	101,854
Adecco Personeelsdiensten BV	Netherlands	Utrecht	100%	O	EUR	227
Adecco Olsten Holding BV	Netherlands	Utrecht	100%	H	EUR	18
Adecco Norge AS	Norway	Oslo	100%	O	NOK	50,000
Adecco TT SA Empresa
De Trabajo Temporal	Spain	Madrid	100%	O	EUR	1,759
Alta Gestion SA
Empresa De Trabajo Temporal	Spain	Madrid	100%	O	EUR	6,420
Atlas Servicios Empresariales S.A.U.	Spain	Madrid	100%	O	EUR	60
Horecca Staffing Services
Empresa De Trabajo Temporal S.A.U.	Spain	Madrid	100%	O	EUR	180
Adecco Sweden AB	Sweden	Stockholm	100%	O	SEK	3,038
Adecco Ressources Humaines SA	Switzerland	Lausanne	100%	O	CHF	7,000
Adecco SA	Switzerland	Chéserex		H	CHF	187,349
Adecco Management & Consulting SA	Switzerland	Lausanne	100%	S	CHF	500
Adecco UK Limited	United Kingdom	Borehamwood	100%	O	GBP	15,000
Ajilon (UK) Ltd	United Kingdom	London	100%	O	GBP	10
Office Angels Limited	United Kingdom	London	100%	O	GBP	2,657
Roevin Management Services Ltd	United Kingdom	Altrincham	100%	O	GBP	<1
Adecco USA, Inc.	United States	Wilmington	100%	O	USD	<1
Ajilon LLC	United States	Wilmington	100%	O	USD	n/a2
Ajilon Professional Staffing LLC	United States	Wilmington	100%	O	USD	n/a2
Olsten Staffing Services Corp.	United States	Wilmington	100%	O	USD	<1
Lee Hecht Harrison LLC	United States	Wilmington	100%	O	USD	n/a2
PAYWISE, Inc.	United States	Wilmington	100%	O	USD	<1
TAD PGS, Inc.	United States	Wilmington	100%	O	USD	<1
Adecco Inc.	United States	Wilmington	100%	H	USD	<1

1 H – Holding; O – Operating; S – Services; F – Financial
2 Subsidiary is registered as a Limited Liability Company (“LLC”). No shares have been issued as LLCs have membership interests rather than shares.

Registered office
Adecco S.A. (Holding)
CH 1275 Chéserex

Contact details:
Adecco Management & Consulting SA
Sägereistrasse 10
PO Box
CH 8152 Glattbrugg
T+41 44 878 88 88
F+41 44 829 88 88

Corporate Communications
T+41 44 878 88 32
F+41 44 829 88 39 press.office@adecco.com

Investor Relations
T+41 44 878 89 25
F+41 44 829 89 24 investor.relations@adecco.com http://investor.adecco.com

Adecco on the Internet www.adecco.com

Imprint
Publisher: Adecco Management & Consulting S.A., Glattbrugg

Design: Gottschalk+Ash Int’l

Photos: Markus Senn, Biel; Jonas Kuhn, Zürich; Lena Amuat, Zürich

Print: Linkgroup, Zürich

Photo locations
Klinik Hirslanden, Zürich

Jacobs AG, Zürich

Hallenstadion, Zürich

March 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 29 March 2006	By:	/s/ Jim Fredholm
Jim Fredholm
Chief Financial Officer

Dated: 29 March 2006	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary